

**Notice of 2021 Annual Meeting
and Proxy Statement**

We **empower** customers with protection to help them achieve their hopes and dreams.

We **provide** affordable, simple and connected protection solutions.

We **create** opportunity for our team, economic value for our shareholders and improve communities.

 ## What's Inside

Letter from Independent Directors to Stockholders

Information on Four Voting Issues

— Election of Directors
— Advisory Vote on Compensation
— Ratification of External Auditor
— Stockholder Proposal to Amend Proxy Access



The Allstate
Corporation
2775 Sanders Road
Northbrook, IL 60062

Letter from Independent Directors

April 12, 2021

Fellow Stockholders,

As independent directors, we ensure Allstate fulfills its long-term responsibilities to stockholders, customers, employees and society. Amidst the pandemic and changing expectations of business in 2020, Allstate adapted business practices, advanced important strategic initiatives, earned attractive returns and provided significant cash returns to stockholders. The Board also adapted by increasing the breadth and frequency of interactions with management and expanding its oversight. To support transparency and accountability to you, this letter summarizes the Board's efforts over the last year.

Successful Pandemic Response

Effective risk management practices prepared Allstate to promptly respond to the pandemic as management had previously assessed pandemic risks as part of its Extremely Low Frequency Scenarios (ELFS) analysis. In March, business continuity plans were executed with over 95% of employees enabled to work from home while maintaining internal controls and productivity throughout 2020. To serve customers, the company led the industry in returning premiums to customers of almost $1 billion, allowed deferred payments, extended additional insurance coverage and provided free identity protection. Technology was leveraged so that claims could be settled virtually in order to keep customers and employees safe. The Board received frequent updates on the investment portfolio, internal controls, compliance risks, operating results, financial statement implications and senior leadership contingency plans. We are expanding the evaluation of ELFS by the risk and return committee based on recent learnings. Additionally, the executive compensation program was reviewed to determine if any changes were needed in light of the pandemic, and it was concluded that no changes were necessary.

> Despite challenges posed by the Coronavirus pandemic, Allstate had excellent financial results in 2020 with Adjusted Net Income* of $4.6 billion, reflecting lower frequency of auto accidents, partially offset by increased catastrophe losses.

Enhancing Strong Human Capital Practices

Allstate has strong human capital management practices that create an inclusive and highly ethical culture. Inclusive Diversity results at Allstate have historically been at or above average on most external measures. In 2020, the company expanded Inclusive Diversity to include Equity and committed to further improvements. The Board had multiple conversations regarding this direction, including devoting half a day of a strategic offsite to engage with a diversity thought leader and evaluate the company's plans. In addition, multiple other actions were taken in 2020:

- **Expanded Resources** – In the summer, management took action to reflect, learn and act. An Anti-Racism Resource Center was launched, over 20,000 employees enrolled in additional diversity training, Juneteenth was made a company holiday, and funding was increased for Employee Resource Groups. A top-to-bottom review of operating practices, pay and promotions for people of color and women was also undertaken.

---

* Measures used in this proxy statement that are not based on generally accepted accounting principles ("non-GAAP") are denoted with an asterisk (*). For definitions of these terms, please see the definitions of non-GAAP measures on **pages 93-96** of our 2021 Proxy Statement.

- **Inclusive Diversity & Equity (IDE) Strategy** – A three-year IDE strategy is being developed with measurable goals that will be reviewed by the Board.
- **Pay Equity Assessment** – An independent firm was engaged to use statistical analysis on actual compensation of employees by group to identify any pay bias. Allstate's results compared well to peers, and any gaps were remediated.
- **Supporting External Progress** – Allstate helped increase diversity on Wall Street by forming a debt syndicate exclusively of minority-, women-, and veteran-owned banking enterprises that successfully issued $1.2 billion of bonds for the company. Allstate is also a founding member of OneTen, a group of leading corporations and other organizations committed to providing attractive career opportunities for one million Black Americans by 2030.

Cultural enhancements to build transformative growth businesses are also being pursued. In 2019, we expanded the Board's focus on culture by adding it as a key risk category. Allstate's Our Shared Purpose was refreshed in 2020 in consultation with the Board and will be the basis for driving cultural change.

Leadership succession is also a key responsibility that we discuss four times a year. These reviews range from organizational sustainability, to individual leadership development and succession plans, to scenario planning for unexpected events.

> There is much IDE work underway and we look forward to updating you on our continued progress across a wide spectrum of initiatives, including the inclusion of more diverse businesses in the supplier diversity program.

Overseeing a Winning Strategy

The company made great progress on executing the strategy of increasing market share in personal property-liability and expanding the protection solutions offered to customers. The property-liability business is being positioned for transformative growth by expanding customer access, improving customer value, increasing marketing sophistication and investment and deploying new technology ecosystems. The acquisition of National General builds a solid growth platform in the independent agent distribution of property-liability solutions and improves overall corporate returns. The Board and management also spent considerable time in 2020 considering the disposition of the life and annuities business, with agreements signed in 2021 to sell most of this business.

> The Board oversaw the continued execution of the Transformative Growth strategy, a multi-year initiative to increase market share in the personal property-liability business.

Balancing Risk and Return

- **Operating Performance** – Allstate had excellent operating and financial results in 2020 generating Net Income of $5.5 billion and Adjusted Net Income* of $4.6 billion. Adjusted Net Income Return on Equity* was 19.8%. As a result, we were able to pay stockholder dividends of $668 million, and 5.5% of the outstanding common shares were repurchased for $1.7 billion in 2020.
- **Compensation** – To better align long-term compensation with stockholder interests, a relative total shareholder return performance metric was added to the long-term performance-based stock awards ("PSA") in 2020. A policy growth metric has been added to the PSA performance measurements for the 2021 awards. In addition, Allstate's CEO voluntarily decreased his change in control severance multiplier from three times to two times the sum of base salary and target annual incentive.
- **Cybersecurity** – The audit committee continues the industry leading practice of using a third-party advisor to enhance cybersecurity oversight.

Leading Environmental, Social and Governance ("ESG") Practices

- **Climate Change** – Allstate has actively worked to remediate the impacts of climate change for over two decades, mitigating the impact of severe weather on customers and insurance returns. The risk and return committee reviewed the impact of climate change on the company's short and long-term strategies.

- **Political Engagement** – The company is extensively regulated at the state level and impacted by federal legislation. As a result, it participates in legislative processes to ensure it can effectively and efficiently meet the needs of customers and stockholders. This activity is reviewed semi-annually, and the chief risk officer does an annual review of the risk and return of this activity for the Board.

- **Scope and Reporting** – The Board increased its interaction with management with ten board meetings, 28 committee meetings and two informational sessions to keep abreast of a rapidly changing external environment. Social responsibility oversight was added to the nominating, governance and social responsibility committee's responsibilities. We are also developing a three-year ESG plan and reporting results using the Global Reporting Initiative, Sustainable Accounting Standards Board and EEO-1 reporting frameworks.

- **Stockholder Engagement** – Proactive engagement with stockholders on governance issues remains a core practice with interactions with investors that hold over 40% of outstanding shares.

> We welcomed two new members to the Board. Both have strong operational leadership and strategic capabilities to support the execution of Transformative Growth. Richard Hume also brings an extensive technology background and Donald Brown brings financial and accounting expertise. The Board remains 50% diverse, and three out of four committee chairs bring gender or ethnic diversity.

We value your continued engagement and support. As independent directors, we pledge to ensure that Allstate fulfills its obligations to you and the broader community.

DONALD E. BROWN

KERMIT R. CRAWFORD

MICHAEL L. ESKEW

RICHARD T. HUME

MARGARET M. KEANE

SIDDHARTH N. (BOBBY) MEHTA

JACQUES P. PEROLD

ANDREA REDMOND

GREGG M. SHERRILL

JUDITH A. SPRIESER

PERRY M. TRAQUINA

Notice of 2021 Annual Meeting of Stockholders

Items of Business

1. Election of 12 directors.

2. Say-on-pay: advisory vote on the compensation of the named executives.

3. Ratification of appointment of Deloitte & Touche LLP as Allstate's independent registered public accountant for 2021.

4. Stockholder proposal to amend proxy access.

In addition, any other business properly presented may be acted upon at the meeting.

When

Tuesday, May 25, 2021, at 11:00 a.m. Central time. Admittance to the webcast begins at 10:30 a.m.

Where

www.virtualshareholdermeeting.com/ALL2021

How to Vote in Advance

Your vote is important. Please vote as soon as possible by one of the methods shown to the right. **Make sure to have your proxy card, voting instruction form, or notice of Internet availability in hand and follow the instructions.** You may also vote during the annual meeting by visiting www.virtualshareholdermeeting.com/ALL2021, entering your control number, and following the instructions.

 **By Telephone**
In the U.S. or Canada, you can vote your shares toll-free by calling 1-800-690-6903.

 **By Mail**
You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

 **By Internet**
You can vote your shares online at proxyvote.com.

 **By Tablet or Smartphone**
You can vote your shares with your tablet or smartphone by scanning the QR code.

Who Can Vote

Holders of Allstate common stock at the close of business on March 26, 2021. Each share of common stock is entitled to one vote for each director candidate and one vote for each of the other proposals.

Who Can Attend

Stockholders who wish to participate in the meeting should review **pages 90-91**.

Date of Mailing

On or about April 12, 2021, these proxy materials and annual report are being mailed or made available to stockholders and to participants in the Allstate 401(k) Savings Plan.

By Order of the Board,

Rhonda S. Ferguson

RHONDA S. FERGUSON
SECRETARY
APRIL 12, 2021

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 25, 2021
The Notice of 2021 Annual Meeting, Proxy Statement, and 2020 Annual Report and the means to vote by Internet are available at proxyvote.com.

Inspection of Stockholder List

Stockholders wishing to inspect the list of registered stockholders of The Allstate Corporation as of the record date for the 2021 Annual Meeting of Stockholders should send an e-mail to invrel@allstate.com. Please include (1) your name and (2) if you hold your shares through a broker, bank or other intermediary, an image of your stock ownership statement. Upon verification of your status as a stockholder, you will be provided access to view and inspect the list of registered stockholders as of the record date. Stockholders will not be able to download or print the list. Stockholders will also have the opportunity to inspect the list of registered stockholders during the virtual annual meeting on May 25, 2021 at www.virtualshareholdermeeting.com/ALL2021.

How Allstate is Building a Better Future

Our Shared Purpose `UPDATED`

As The Good Hands...

We **empower** customers with protection to help them achieve their hopes and dreams.

We **provide** affordable, simple and connected protection solutions.

We **create** opportunity for our team, economic value for our shareholders and improve communities.

Our Values

Integrity is non-negotiable.

Inclusive Diversity & Equity must value and leverage unique identities with equitable opportunity and rewards.

Collective Success is achieved through empathy and prioritizing enterprise outcomes ahead of individuals.

Our Behaviors

Collaborate early and often to develop and implement comprehensive solutions and share learnings.

Challenge Ideas to leverage collective expertise, evaluate multiple alternatives and create the best path forward.

Provide Clarity for expected outcomes, decision authority and accountability.

Provide Feedback that is candid, actionable, independent of hierarchy and safe.

Our Operating Standards

Focus on Customers by anticipating and exceeding service expectations at low costs.

Be the Best at protecting customers, developing talent and running our businesses.

Be Bold with original ideas using speed and conviction to beat the competition.

Earn Attractive Returns by providing customer value, proactively accepting risk and using analytics.

Spotlight on Strategy and Business Results

Our Approach

Allstate's strategy is to drive profitable growth by reinventing protection through the offering of a broad range of affordable, simple and connected solutions. We plan to do this by increasing personal property-liability market share through Transformative Growth and expanding protection businesses with innovative growth platforms and broad distribution channels.



Increase Personal Property-Liability Market Share

- Expand Customer Access
- Improve Customer Value
- Increase Marketing Effectiveness and Investment
- Develop New Technology Ecosystems

Leveraging Allstate Brand, Customer Base, Talent and Capabilities

Expand Protection Services

- Innovative Growth Platforms
- Broad Distribution

2020 Operating Priorities

Better serve customers	• Allstate acted quickly and led the industry in taking care of customers during the pandemic by providing two Shelter-in-Place Paybacks, financial flexibility through Special Payment Plans and offering free identity protection in 2020. • The Net Promoter Score, which measures how likely customers are to recommend us, increased for the enterprise.
Grow customer base	• Consolidated policies in force grew to 175.9 million in 2020, a 20.5% increase from the prior year. Property-Liability policies in force were down slightly compared to the prior year as Allstate brand growth was more than offset by a decline in the Encompass brand. • Protection Services policies in force grew to 136.3 million, a 28.6% increase to the prior year, driven by continued rapid expansion in Allstate Protection Plans.
Achieve target returns on capital	• Adjusted net income return on shareholders' equity* was 19.8% in 2020, primarily driven by strong Property-Liability results. • Allstate's return was above the long-term target adjusted net income return on equity** of 14.0% to 17.0%.
Proactively manage investments	• Total return on the $94.2 billion investment portfolio was 7.1% in 2020 as increased asset valuations offset a decline in net investment income. • Net investment income of $2.9 billion in 2020 was 9.7% below prior year reflecting lower reinvestment rates and reduced performance-based income.
Build long-term growth platforms	• Allstate made substantial progress in building higher growth business models to increase personal property-liability market share under the Allstate brand. • Allstate Protection Plans expanded its total addressable market through new accounts addressing furniture, appliances and entering international markets.

* Measures used in this proxy statement that are not based on generally accepted accounting principles ("non-GAAP") are denoted with an asterisk (*). For definitions of these terms, please see the definitions of non-GAAP measures on **pages 93-96** of our 2021 Proxy Statement.

** A reconciliation of this non-GAAP measure to return on common shareholders' equity, a GAAP measure, is not possible on a forward-looking basis because it is not possible to provide a reliable forecast for catastrophes or investment income on limited partnership interests, and prior year reserve reestimates are expected to be zero because reserves are determined based on our best estimate of ultimate losses as of the reporting date.

Transformative Growth

Our Transformative Growth strategy aims to increase market share in personal property-liability. This multi-year strategic initiative enhances our business model with a lower cost structure and more competitive pricing. We made progress on each component of the plan in 2020:

1 Expanding Customer Access
- Combined direct sales operations
- Improved online and call center sales flow in Allstate direct channel
- Enhanced local agent sales model

2 Improving Customer Value
- Implementing cost reduction plan
- Expanded telematics offerings leveraging Drivewise® and Milewise®
- Improved competitive price position of auto insurance

3 Increasing Marketing Sophistication and Investment
- Introduced new Allstate advertising
- Improved analytical measures

4 Deploying New Technology Ecosystems
- Designed and implemented Target State Architecture
- Developed new customer interaction applications

National General Acquisition

In 2020, Allstate entered into an agreement to acquire National General, a provider of a wide range of property-liability products through independent agents, and closed on the transaction in January 2021. It is expected that this acquisition will expand independent agent distribution and increase Allstate's personal lines insurance by 1 percentage point in market share.[1]

Financial Highlights

ADJUSTED NET INCOME*

2020	$4.65B
2019	$3.48B
2018	$3.13B

ADJUSTED NET INCOME RETURN ON COMMON EQUITY*

2020	19.8%
2019	16.9%
2018	16.2%

ADJUSTED NET INCOME PER COMMON SHARE*

2020	$14.73
2019	$10.43
2018	$8.86

BOOK VALUE PER COMMON SHARE

2020	$91.50
2019	$73.12
2018	$57.56

POLICIES IN FORCE

2020	46.9M	129.0M
2019	46.3M	99.6M
2018	45.7M	68.6M

■ Excluding Allstate Protection Plans
■ Allstate Protection Plans

TOTAL SHAREHOLDER RETURN VS. PEER[2] RETURNS

	1 Year	3 Year	5 Year
Allstate	(0.1)	11.6	95.0
Life Peers[3]	(10.0)	(4.5)	37.0
P&C Peers[3]	4.8	20.4	81.4
Peers[3]	1.0	14.2	72.2

[2] The peers are listed on **page 61**.
[3] Market Cap Weighted Average

* For definitions of these terms, please see the definitions of non-GAAP measures on **pages 93-96** of our 2021 Proxy Statement.

[1] Such forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially.

 **Link to Our Shared Purpose**

We generate attractive returns for stockholders

Spotlight on Human Capital Management

Our Approach

Human capital management is key to Allstate's success and focuses on inclusive diversity and equity, employee retention and talent development practices. We believe that purpose-driven companies are powered by purpose-driven people. Allstate strives to motivate its employees and harness their diverse perspectives. Allstate provides employees with training, mentoring and career development and strives to promote from within.

Inclusive Diversity and Equity

An Overview

Inclusive diversity and equity is one of Allstate's values and a foundation of Our Shared Purpose. In line with this commitment, in **NEW** 2020, we expanded our inclusive diversity value to also include equity. Additionally, The Allstate Foundation added equity as a third focus area, along with youth empowerment and ending domestic violence.

Employee Resource & Advisory Groups

Allstate's 9,000+ employee resource group members and the Enterprise Diversity Leadership Council help advance inclusive diversity and equity.

> In 2020, Allstate became one of the founding members of OneTen, an organization that will combine the power of American companies to upskill, hire and promote one million Black Americans over the next 10 years into family-sustaining jobs with opportunities for advancement.

Training, Resources and Programming

Inclusive diversity and equity training, resources, and programming are offered to employees and integrated into leadership development programs. Diversity education and training programs focus on unconscious bias, gender identity and transitions, generational differences, religion in the workplace, and self-awareness and self-assessments. Allstaters completed more than 30,000 inclusive diversity course hours in 2020.

Governance

A robust governance approach reinforces our commitment and accountability for integrating inclusive diversity and equity into day-to-day operations.

> The Board reviewed inclusive, diversity and equity topics at four meetings in 2020, effectively overseeing this important initiative.

 **Link to Our Shared Purpose**

A diverse workforce means different backgrounds, ideas and perspectives are brought to the table, which leads to innovative solutions for customers.

Workforce Demographics

We strive to develop and retain a workforce at all levels that mirrors the diversity of the customers and communities we serve. Allstate's performance in diversity shows close alignment to, or exceeds, external benchmarks. As of December 31, 2020, women comprised approximately 55% of our workforce, and 39% of our employees were racially or ethnically diverse. Female and minority representation is strong at lower band levels and opportunities have been identified to further increase diversity at the top.

Internal Commitments

Inclusive diversity and equity commitments drive accountability for creating and sustaining a diverse pipeline of talent. Internal priorities have been developed to further Allstate's goal of driving cultural change and advancing diversity within the organization.

Equity Pay Analysis

An annual pay equity analysis was again completed by an external third party to ensure equity within compensation practices; results compared favorably to external benchmarks. Any identified pay gaps were remediated.

Engagement Survey

Engagement survey results show high employee satisfaction (81% favorable) and employees feeling their diverse perspectives are valued (86% favorable). Qualitative employee feedback collected from recent inclusive diversity and equity events provides a deeper understanding of employee sentiment. In 2020, "Inclusive Conversations" (virtual conversations with leaders) saw 10,000 combined employees taking part in intimate, powerful dialogues in the spirit of driving understanding, empathy and systemic change.

Advancing Inclusive Diversity and Equity Externally

Allstate's Supplier Diversity Program ensures inclusion of diverse owned businesses and produces economic impact. We spent $235 million with diverse suppliers in 2020 and we have committed to increasing the percentage of spend with diverse suppliers over the next two years. Additionally, in 2020, Allstate issued $1.2 billion of bonds using minority-, women- and veteran-owned banking enterprises. This was the largest corporate deal ever managed exclusively by diverse firms.

Additional Initiatives Launched in 2020

- **Juneteenth** was made an annual company holiday to celebrate the end of slavery

- Committed to conduct a top-to-bottom **review of our operating practices**, **pay and promotions** for people of color and women to further promote equity

- Launched an **Anti-Racism Resource Center** for employees

- **Expanded the virtual "Inclusive Conversations" series** to monthly hosted enterprise level sessions to build off themes of racial inequity, allyship, privilege and other relevant topics

- **Partnered with Employee Resource Groups to offer additional support,** including an "employee listening" series, as well as built resiliency plans for those struggling with mental health issues due to racial trauma, post-traumatic stress disorder and effects of the Coronavirus

- **Allstate signed** the CEO Action for Diversity & Inclusion™, the largest CEO-driven business commitment to advance diversity and inclusion in the workplace

> Allstate has disclosed workforce demographic data since 2016 and beginning in 2021, also disclosed our consolidated EEO-1 data.

What's Next?

- Develop a 3-year inclusive diversity and equity strategy

- Engage an external firm to complete an assessment of Allstate's inclusive diversity and equity practices

- Integrate inclusive diversity and equity goals on hiring, promotion, retention and representation into performance management

- Establish goals on reskilling and upskilling existing workforce to enhance retention as business needs change

- Begin a semiannual Board review of progress made against diversity goals

- Engage employees and agents in driving cultural changes through a revised Our Shared Purpose, aimed at connecting personal purpose with Allstate's purpose

- Expand our investment policy to increase the consideration of ESG-related concerns

How We Responded to the Coronavirus Pandemic

Serving Our Customers

Allstate has worked to ensure our customers continue to receive first-class service in these difficult times.

- Implemented a Shelter-in-Place Payback program in 2020, which delivered nearly $1 billion back to customers.

- Allowed auto and homeowners insurance customers to defer payments with no penalty for two consecutive premium payments, and paused cancellations due to nonpayment during the declared Coronavirus state of emergency.

- Offered free access to the Allstate Identity Protection product in 2020 to U.S. residents who signed up by June 30, 2020.

- Expanded insurance coverage for customers who use their personal vehicles to deliver food, medicine and other goods for a commercial purpose.

Protecting Our Employees

Allstate supports employee health and safety with a remote work policy, compensation and well-being services.

- 95% of Allstate's workforce is working remotely and $14 million was invested in a program that provided employees with the equipment they need to effectively work from home.

- Allstate continued to pay employees who could not work remotely and had shelter-in-place orders in effect during their normal work hours.

- Well-being services like telemedicine, prescription home delivery, and emotional and financial support lines are available to Allstate's U.S. employees.

- We funded a $3 million COVID Holiday Support Program to provide assistance to more than 5,000 Allstaters experiencing hardships due to the pandemic.

 **Link to Our Shared Purpose**

Unplanned events should not mean an unplanned response. Allstate was prepared and acted quickly to bring some certainty during a time of much uncertainty.

Spotlight on Climate Change

Our Approach

Climate change represents an urgent global concern for all companies, including Allstate. Allstate's approach is to safeguard our customers while having sustainable business practices and adequate returns.

Climate Change and Its Impact on Allstate's Business

Increased severe weather has raised loss costs for auto and homeowners insurance, requiring changes in pricing, product coverages, underwriting practices, and reinsurance utilization. Impacts will continue due to the increasing impact of severe weather driven by climate change. In addition, longer-term risk exists within the investment portfolio.

Addressing Climate Risk by Prioritizing Three Major Areas That Impact Our Customers and Business



① Disaster Prevention, Preparedness and Risk Response

We have partnered with the federal and state governments for over two decades to create programs to help provide protection for insureds most exposed to climate change. This has been accomplished through the establishment of entities like Florida Citizens, the Florida Hurricane Catastrophe Fund, the Texas Windpool Insurance Association and the California Earthquake Authority.



② Monitoring and Managing Climate Risk

Our business success depends on effectively modeling, pricing and managing climate-related risks, and developing products and services to address the impact of severe weather. We identify, measure, manage and monitor material risks, including climate change, which is reviewed by the Board of Directors.

A risk evaluation framework is in place to identify and monitor risks to our business related to climate change.

Insurability
Estimate of losses from major catastrophes are modeled to assess risk levels and appropriate pricing.

Underwriting
Frequency and severity of events are managed through pricing, underwriting, and reinsurance.



③ Reducing Our Carbon Footprint

Across Allstate, we have cut energy use beyond our original targets and reduced our greenhouse gas (GHG) emissions.

We also converted half of our fleet of sedans and SUVs in the U.S. and Canada to hybrid vehicles, and 100% of the power used at our Northbrook, Illinois headquarters and our Irving, Texas office qualifies for Renewable Energy Certificates.

The investment portfolio is monitored for both short- and long-term potential exposures to environmental risks, including climate change.

- Across the portfolio, we classify sectors' potential exposure to environmental risks.

- We consider potential environmental risks when we assess the size and maturity profile of our positions. Sectors with higher potential exposure are primarily invested in public markets, providing flexibility to adjust exposures as risk and return trade-offs evolve.

- For commercial real estate, we classify our investments based upon their modeled exposure to certain catastrophe risks and incorporate these risks in our underwriting and insurance practices.

Our engagements include the following:

- Participated in coalition to adopt and expand the Florida Hurricane Catastrophe Fund

- Led the creation of the California Earthquake Authority and initiated ProtectingAmerica.org to better prepare and protect citizens from large natural disasters

- Established a separately capitalized Florida-only property subsidiary

- Led industry in adoption of higher hurricane deductibles along coastal states, including introducing and passing legislation to increase hurricane deductibles, and working with government-sponsored enterprises to accept higher deductibles for mortgages

In California, Allstate is currently working with public utilities and the governor's office to develop a wildfire catastrophe solution

Allstate also sponsors research to improve resiliency to weather related perils, so customers can prevent damage and have lower insurance costs.

- The Insurance Institute for Business and Home Safety (IBHS) was formed to provide research and insights that will influence building codes and material standards.

- The work has resulted in improved building codes, development of impact resistant shingles, and identification of fire resistant materials. Building codes that could mitigate damage from wildfires with no increase in overall construction costs are also being pursued.

In addition, we dramatically reduced hurricane probable maximum loss, our measure of catastrophe exposure during the last 15 years, through a combination of policy changes, underwriting controls, reinsurance, and the utilization of third-party products sold through Ivantage.

What's Next?



Enhance Climate-Related Disclosures

Publish report aligned with Task Force on Climate-Related Financial Disclosures' recommendations to disclose governance, strategy, risk management and metrics/targets pertaining to climate-related risks and opportunities.



Refine Investment Practices

Enhance our investment policy to address climate risk, among other ESG-related concerns.



Reduce Greenhouse Gas (GHG) Emissions

Adopt science-based target for reducing GHG emissions; build and enact roadmap for carbon neutrality for offices, fleet and business travel.

Proxy Voting Roadmap

This section highlights selected information about the items to be voted on at the annual meeting. It does not contain all information that you should consider in deciding how to vote. You should read the entire proxy statement carefully before voting.

PROPOSAL 1

Election of 12 Directors

The Board recommends a vote FOR each nominee.

- All candidates are highly successful executives with relevant skills and expertise.

- Average tenure of 7.0 years, with 11 of 12 directors independent of management.

- Diverse slate of directors with broad leadership experience; three out of four committee chairs and the independent Lead Director bring gender or ethnic diversity.

- Industry-leading stockholder engagement program and highly rated corporate governance practices.

➲ See **pages 19-26** for further information

A Balanced Board

The Board is composed of 12 directors with a broad and complementary set of business skills, educational and professional experiences, personalities, backgrounds, perspectives and genders.



INDEPENDENT DIRECTOR TENURE

6.4 years
average independent director tenure

5 Newer directors (0-4 years) **6** Tenured directors (5+ years)

BOARD DIVERSITY

50%
diverse

3 Female **3** Ethnically and/or racially diverse

RELEVANT SKILLS AND EXPERIENCE

67%
Board governance experience

8 Currently serve on other public company boards

83%
Corporate leadership experience

10 Serve or served as a CEO or President

Nomination Process for Board Election

The Board regularly considers potential director candidates in anticipation of retirements, resignations, or changing business dynamics. The below graphic describes the process to identify highly qualified candidates for Board service.



1 CONSIDER CURRENT BOARD SKILL SET AND NEEDS
Ensure Board is strong in strategic oversight, corporate governance, stockholder advocacy, and leadership and has diversity of expertise, perspectives and backgrounds

2 MEET WITH QUALIFIED CANDIDATES
The nominating, governance and social responsibility committee, Lead Director, Board Chair and others meet candidates to ensure desired qualities such as independence of mind, tenacity and skill set to meet existing and future business needs

3 CHECK CONFLICTS OF INTEREST
All candidates are screened for conflicts of interest and independence

4 BOARD DIALOGUE
After deliberations, recommend director candidates; added five highly qualified directors in the past five years

The Director Nominees at a Glance

			Career Highlights	Committees
BOARD LEADERSHIP		**THOMAS J. WILSON** **Chair, President, and CEO of The Allstate Corporation**	Industry thought leader with a thorough understanding of Allstate's business, industry, risk management processes, and strategic initiatives through holding key leadership roles over a 26-year career at Allstate	E (Chair)
BOARD LEADERSHIP / INDEPENDENT DIRECTORS		**JUDITH A. SPRIESER** Former CEO of Transora Inc. and senior executive at Sara Lee Corporation **Independent Lead Director**	Wide-ranging operational and leadership experience at technology services and consumer goods companies and significant experience serving on public company boards	E C R
COMMITTEE LEADERSHIP / INDEPENDENT DIRECTORS		**KERMIT R. CRAWFORD** Former President and Chief Operating Officer of Rite Aid Corporation **Audit Committee Chair**	Managed strategy, performance and operational change of highly competitive consumer-focused service businesses where he championed affordable and accessible healthcare that led to delivery innovations, including regulatory changes allowing pharmacists to administer vaccines	A (Chair) E R
COMMITTEE LEADERSHIP / INDEPENDENT DIRECTORS		**MICHAEL L. ESKEW** Former Chairman and CEO of United Parcel Service, Inc. **Compensation and Succession Committee Chair**	Guided the successful transformation of a customer-focused global delivery company through the use of digital technologies to more effectively deliver service	C (Chair) E N
COMMITTEE LEADERSHIP / INDEPENDENT DIRECTORS		**SIDDHARTH N. MEHTA** Former President and CEO of TransUnion **Risk and Return Committee Chair**	Extensive strategic and operational leadership experience in the financial services industry, and proven success in expanding global reach through the use of technology and advanced analytics	R (Chair) A E
COMMITTEE LEADERSHIP / INDEPENDENT DIRECTORS		**ANDREA REDMOND** Former Managing Director of Russell Reynolds Associates Inc. **Nominating, Governance and Social Responsibility Committee Chair**	Expertise in public company CEO and senior management succession planning, human capital management, and executive compensation across a wide range of industries, including financial services	N (Chair) C E
NEW / INDEPENDENT DIRECTORS		**DONALD E. BROWN**[(1)] Executive Vice President and CFO of NiSource, Inc.	Successfully leads the finance, accounting and corporate service organizations of a fully regulated utility company and brings extensive financial and operational expertise	
NEW / INDEPENDENT DIRECTORS		**RICHARD T. HUME**[(1)] CEO of Tech Data Corporation	Brings extensive technology expertise, operational experience and strategic oversight as the leader of a global IT distribution and solutions company	
INDEPENDENT DIRECTORS		**MARGARET M. KEANE** Current Executive Chair and former CEO and President of Synchrony Financial	Directed the strategy and operations of a financial services business, expanding its focus on e-commerce and mobile capabilities to deliver an innovative consumer experience	C N
INDEPENDENT DIRECTORS		**JACQUES P. PEROLD** Former President of Fidelity Management & Research Company	Strong investment expertise in the financial services industry, and led the strategy and operations of one of the world's largest asset management firms	A R
INDEPENDENT DIRECTORS		**GREGG M. SHERRILL** Former Chair and CEO of Tenneco Inc. **In May 2021, it is anticipated that Mr. Sherrill will be named the new Independent Lead Director**	Broad strategic and operational leadership experience in the automotive industry, and brings valuable insights into anticipated transformation of the personal transportation system	A N
INDEPENDENT DIRECTORS		**PERRY M. TRAQUINA** Former Chairman, CEO, and Managing Partner of Wellington Management Company LLP	Strong financial services and investment management expertise as leader of one of the world's largest global investment management firms	C R

● Committee Chair (A) Audit Committee (C) Compensation and Succession Committee (E) Executive Committee (N) Nominating, Governance and Social Responsibility Committee (R) Risk and Return Committee

(1) Consistent with Allstate's onboarding practices, committee assignments for Messrs. Brown and Hume will be established during their first year of service. It is expected that Mr. Brown will be assigned to the audit and nominating, governance and social responsibility committees, and Mr. Hume will be assigned to the compensation and succession and risk and return committees after the annual meeting.

PROPOSAL 2

Say-on-Pay:
Advisory Vote on the Compensation of the Named Executives

The Board recommends a vote FOR this proposal.

- Independent oversight by compensation and succession committee with the assistance of an independent consultant.

- Executive compensation targeted at 50th percentile of peers and aligned with short- and long-term business goals and strategy.

- Compensation programs are working effectively. Annual incentive compensation funding for our named executives in 2020 was 120.7% of target, reflecting above maximum performance on Performance Net Income and below target performance on Total Premiums and Net Investment Income.

➔ See **pages 48-80** for further information

Executive Compensation Highlights

We compensated our named executive officers ("NEOs") using the following elements for total target direct compensation in 2020:

TARGETED AT 50TH PERCENTILE OF PEERS

Element	Description	Target Compensation Mix	
		CEO	**Other NEOs**
Salary	Targeted at 50th percentile of peers to support Allstate's goal of attracting and retaining executive talent	9%	17%
Annual Cash Incentive	Targets established based on company performance against three performance measures: Total Premiums, Performance Net Income, and Net Investment Income • Amounts awarded to each NEO based on pool funding and individual performance • Beginning in 2021, we added a fourth funding measure, the Strategic Initiatives Scorecard, to measure progress made against Transformative Growth and inclusive diversity and equity strategies throughout the year	26%	26%
Long-term Equity Incentive	The mix of equity incentives granted in 2020 was 60% performance stock awards ("PSAs") and 40% stock options • Awards granted were based on target amounts and individual performance • Actual PSAs vesting will be based on results for Average Performance Net Income Return on Equity ("ROE") (70% weighting) and Relative Total Shareholder Return ("TSR") (30% weighting) (both measured over a three-year period) • For the 2021-2023 PSAs, an Items in Force Growth performance measure was added. The 2021 award will vest based on results of Average Performance Net Income ROE (50% weighting), Relative TSR (30% weighting) and Items in Force Growth (20% weighting).	65%	57%

AT-RISK PERFORMANCE-BASED PAY

- Allstate had excellent performance on all five 2020 Operating Priorities, and financial results improved, with adjusted net income* rising to $4.65 billion in 2020 from $3.48 billion in the prior year.

- Based on company and individual performance, the named executives received the following annual incentive payments during the last three years:

Named Executive Officer	2018 Annual Incentive ($)	2019 Annual Incentive ($)	2020 Annual Incentive ($)
Mr. Wilson	6,719,194	4,730,100	4,889,565
Mr. Rizzo	1,510,788	1,053,000	1,250,000
Mr. Civgin	1,900,000	1,400,000	1,810,861
Mr. Shapiro	2,050,000	1,366,000	1,473,089
Mr. Dugenske	1,616,607	1,132,000	1,410,109

* This measure is defined and reconciled to the most directly comparable GAAP measures in Appendix A.

2021 Proxy Statement 17

Proxy Voting Roadmap > Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2021

PROPOSAL 3

Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2021

The Board recommends a vote FOR this proposal.

- Independent firm with few ancillary services and reasonable fees.
- Significant industry and financial reporting expertise.
- The audit committee annually evaluates Deloitte & Touche LLP and determined that its retention continues to be in the best interests of Allstate and its stockholders.

See **pages 82-84** for further information

PROPOSAL 4

Stockholder Proposal to Amend Proxy Access Terms

The Board recommends a vote AGAINST this proposal.

- Allstate protects stockholder interests and supports stockholder rights.
- Allstate's existing proxy access bylaw is market standard.
- Allstate has a proven track record of Board refreshment and diversity.

See **pages 85-86** for further information

About Allstate

Allstate is one of the nation's largest insurers with 175.9 million policies in force, protecting cars, homes, motorcycles, lives, personal devices and identities. Its products are sold through Allstate agents, independent agents, call centers, online, major retailers and voluntary benefits brokers. The company harnesses the talent of approximately 87,000 Allstaters (which includes employees, agents and agent support staff). It recently was included in the Drucker Institute list of the nation's 250 best managed companies.

New in this Proxy Statement

→ Discussion of Allstate's revised Our Shared Purpose on **page 6**

→ Discussion of Allstate's inclusive diversity and equity initiatives on **pages 9-10**

→ Allstate's response to the Coronavirus pandemic on **page 11**

→ Discussion of Allstate's focus on climate-risk on **pages 12-13**

Explore Allstate



Get a quote in the blink of an eye
https://www.allstate.com



Review our Sustainability Report online
https://www.allstatesustainability.com

Corporate Governance

PROPOSAL

1

Election of 12 Directors



The Board recommends a vote FOR each nominee.

- All candidates are highly successful executives with relevant skills and expertise.

- Average tenure of 7.0 years, with 11 of 12 directors independent of management.

- Diverse slate of directors with broad leadership experience; three out of four committee chairs and the independent Lead Director bring gender or ethnic diversity.

- Industry-leading stockholder engagement program and highly rated corporate governance practices.

The Board recommends 12 nominees for election to the Allstate Board for one-year terms beginning in May 2021 and until a successor is duly elected and qualified or his or her earlier resignation or removal.

Each nominee was previously elected at Allstate's annual meeting of stockholders on May 19, 2020, for a one-year term, with the exception of Messrs. Brown and Hume who joined the Board following the 2020 Annual Meeting. The Board expects all nominees named in this proxy statement to be available for election. If any nominee is not available, then the proxies may vote for a substitute. On the following pages, we list the reasons for nominating each individual.

Director Nominees' Skills and Experience

Our Board selected the nominees based on their diverse set of skills and experience, which align with our business strategy and contribute to the effective oversight of Allstate. Our nominees are talented, both as individual business leaders and as a team. Fifty percent of our Board is ethnically or gender diverse. They bring a full array of business and leadership skills to their oversight responsibilities. Most nominees have served on other public company boards, enabling our Board to more quickly adopt best practices from other companies. Their diversity of experience and expertise facilitates robust dialogue and thoughtful decision-making on Allstate's Board.

Core Competencies Required of All Director Nominees

100%

Strategic Oversight	**Stockholder Advocacy**	**Corporate Governance**	**Leadership**
100% of Directors	**100%** of Directors	**100%** of Directors	**100%** of Directors

Additional Capabilities that Facilitate Oversight of Our Business

58% **Financial Services**
Assists with understanding the business and strategy of our company.

100% **Risk Management**
Aids in the Board's role in overseeing the risks facing our company and provides effective oversight of our enterprise risk and return management ("ERRM") program.

92% **Accounting and Finance**
Financial reporting, audit knowledge, and experience in capital markets are elements of Allstate's success.

83% **Technology and/or Cybersecurity**
Relevant to how Allstate approaches improving its internal operations and the customer experience and protects customer information.

67% **Global Perspective**
Provides valuable insights on how Allstate should continue to grow and manage its businesses outside the United States.

92% **Complex, Highly Regulated Businesses**
Our business is regulated in all 50 states and is subject to government regulations by the U.S. federal government, Canada and the United Kingdom.

100% **Sustainability**
Sustainability drives long-term value creation and as a public company and good corporate citizen, stockholders expect effective oversight and transparency.

100% **Succession Planning and Human Capital Management**
Important for ensuring Allstate has sufficient talent, robust development and retention practices and supporting our commitment to further inclusive diversity and equity.

100% **Innovation and Customer Focus**
Helps Allstate grow its brand, enhance its reputation, generate disruptive innovation, and extend or create new business models.

75% **Government, Public Policy and Regulatory Affairs**
Assists in identifying and understanding compliance issues and the effect of governmental actions on our business.

Summary of Director Nominees' Skills and Experience

	Brown	Crawford	Eskew	Hume	Keane	Mehta	Perold	Redmond	Sherrill	Sprieser	Traquina	Wilson
Skills and Experience												
Financial Services					●	●	●	●		●	●	●
Risk Management	●	●	●	●	●	●	●	●	●	●	●	●
Accounting and Finance	●	●	●	●	●	●	●		●	●	●	●
Technology and/or Cybersecurity	●	●	●	●	●	●	●			●	●	●
Global Perspective			●	●		●	●		●	●	●	●
Complex, Highly Regulated Businesses	●	●	●		●	●	●	●	●	●	●	●
Sustainability	●	●	●	●	●	●	●	●	●	●	●	●
Succession Planning and Human Capital Management	●	●	●	●	●	●	●	●	●	●	●	●
Innovation and Customer Focus	●	●	●	●	●	●	●	●	●	●	●	●
Government, Public Policy and Regulatory Affairs	●	●	●		●	●		●	●		●	●
Demographic Information												
Tenure (years)*	1	8	6	1	3	7	5	11	3	21	4	14
Age*	49	61	71	61	61	62	62	65	68	67	64	63
Gender	M	M	M	M	F	M	M	F	M	F	M	M
Race/Ethnicity												
Black/African American	●	●										
Asian/Other Pacific Islander						●						
White/Caucasian			●	●	●		●	●	●	●	●	●

* Tenure and age calculated as of 2021 Annual Meeting

Director Nominees

Donald E. Brown

Independent **Age** 49

Donald is successfully leading the financial operations of one of the largest regulated utility companies in the country with extensive financial and accounting expertise.



Professional Experience
- Current Executive Vice President and CFO of NiSource, Inc., a highly regulated natural gas and electric utilities company serving customers across multiple states, and President of NiSource Corporate Services.
- Former CFO of UGI Utilities, a natural gas and utilities company.

Relevant Skills
- Extensive financial, accounting and regulatory expertise within the heavily regulated utilities industry, focused on delivering safe, reliable and efficient services to customers and communities.
- Valuable insights into strategic leadership, business operations and supply chain management.
- Effectively leads the financial and accounting operations of a shared services organization with nearly 4 million customers.

Other Public Board Service
- None

 **Allstate Board Service**
Director since 2020 (<1 year of tenure)

Committee Assignments and Rationale
Mr. Brown meets all of the Board's qualifications for Board service. In addition, his extensive financial expertise and leadership experience at a heavily regulated utilities company complements the Board's diverse skill sets and strengthens the strategic and operational dialogue. For more information about the Board's nomination considerations, please refer to **page 28**.

Committee Assignments and Rationale
Consistent with past practice, committee assignments will be established during first year of service. It is expected that Mr. Brown will be assigned to the audit and nominating, governance and social responsibility committees after the annual meeting.

Kermit R. Crawford

Independent **Age** 61

Kermit effectively transformed the pharmacy experience from a model focused primarily on drug delivery to a pharmacist-patient centric model.



Professional Experience
- Former President and Chief Operating Officer of Rite Aid Corporation, which operates one of the leading retail drugstore chains in the United States.
- Former Executive Vice President and President, Pharmacy, Health and Wellness for Walgreen Co., which operates one of the largest drugstore chains in the United States.
- Former Director at LifePoint Health.

Relevant Skills
- Expertise assessing the strategies and performance of a geographically distributed and consumer-focused service business in a highly competitive industry.
- Effectively led operational change, including through the use of technology, and established strong platforms for long-term stockholder value creation.
- Extensive knowledge of analyzing consumer experience and insights.

Other Public Board Service
- TransUnion (2019–present)
- C.H. Robinson (2020-present)

 **Allstate Board Service**
Director since 2013 (8 years of tenure)

Committee Assignments and Rationale
Ⓐ Audit Committee (Chair)
- Responsibility for all aspects of strategic, operational, and profit and loss management of one of the largest drugstore chains in the United States.
- Board leadership and eight years tenure on Allstate Board.
- Former member of the audit and compliance committee at LifePoint Health.

Ⓡ Risk and Return Committee
- Operational experience at large, geographically dispersed service organizations.
- Chair of Allstate audit committee.

Michael L. Eskew

Independent   **Age** 71



Michael led the redesign of UPS' operational platforms using digital technologies to more effectively and efficiently deliver a customer-focused worldwide service.

Professional Experience
- Former Chairman and CEO of United Parcel Service, Inc., a provider of specialty transportation and logistics services.
- Lead director at International Business Machines Corporation since May 2014 and Lead Director at 3M Company since 2012.

Relevant Skills
- Expertise in strategy, leadership development, human capital management and corporate culture.
- Oversight of a highly regulated company as a director of Eli Lilly and Company.

Other Public Board Service
- Eli Lilly and Company (2008–present)
- IBM (2005–present)
- 3M Company (2003–present)

Richard T. Hume

Independent   **Age** 61



Richard is an active CEO and brings a unique skill set with his extensive technology background and experience overseeing innovative strategy of a global distribution company.

Professional Experience
- Current CEO and director of Tech Data Corporation, a global IT distribution and solutions company
- Former COO of Tech Data Corporation
- Former General Manager and COO, Global Technology Services at IBM

Relevant Skills
- Deep technological expertise within global business services.
- Extensive operational and strategic oversight experience as CEO of Tech Data.
- Valuable insights in leading innovative change, technological advancements and strategic growth.

Other Public Board Service
- None

 **Allstate Board Service**
Director since 2014 (6 years of tenure)

Committee Assignments and Rationale
 Compensation and Succession Committee (Chair)
- Significant management experience as former Chairman and CEO of UPS from 2002 to 2007 and director of other publicly traded companies.
- Former chair of the 3M compensation committee and former member of the Eli Lilly compensation committee.
- In May 2021, it is anticipated that Mr. Eskew will step down as chair of the compensation and succession committee and be appointed to the audit committee.

Ⓝ Nominating, Governance and Social Responsibility Committee
- Significant governance and leadership experience during his time as the Chairman and CEO of UPS and as former chair of the Eli Lilly directors and corporate governance committee.
- Board leadership and six years tenure on Allstate's Board.

Allstate Board Service
Director since 2020 (<1 year of tenure)

Committee Assignments and Rationale
Mr. Hume meets all of the Board's qualifications for Board service. In addition, his extensive technology expertise and experience leading a global distribution company adds to the Board's skill sets and strengthens the strategic growth dialogue. For more information about the Board's nomination considerations, please refer to **page 28**.

Committee Assignments and Rationale
Consistent with past practice, committee assignments will be established during first year of service. It is expected that Mr. Hume will be assigned to the compensation and succession and risk and return committees after the annual meeting.

Margaret M. Keane

Independent   **Age** 61



As the CEO of a large financial institution, Margaret led strategic, operational, and technology transformation in the rapidly changing consumer payments industry.

Professional Experience
- Current Executive Chair and former CEO and President of Synchrony Financial, a consumer financial services company.
- Former President and CEO of GE Capital Retail Finance.

Relevant Skills
- Extensive operational and strategic experience in the financial services industry as CEO of Synchrony Financial.
- Valuable insights into innovation, technology transformation, human capital management and employee development.
- Successful leadership experience across roles spanning consumer finance, vendor financial services, operations and quality.

Other Public Board Service
- Synchrony Financial (2014–present)

Siddharth N. (Bobby) Mehta

Independent   **Age** 62



As a CEO, Bobby demonstrated successful leadership that increased revenues and global reach through the use of technology and advanced analytics.

Professional Experience
- Former President, CEO, and current director of TransUnion, a global provider of credit information and risk management solutions.
- Former Chairman and CEO, HSBC North America Holdings Inc.
- Former CEO, HSBC Finance Corporation.
- Former Director of Piramal Enterprises Ltd.

Relevant Skills
- Extensive operational and strategic experience in the financial services industry, including in banking and the credit markets, which provides valuable insights into the highly regulated insurance industry and investment activities.

Other Public Board Service
- JLL (Jones Lang LaSalle Incorporated) (2019–present)
- Northern Trust Corp. (2019–present)
- TransUnion (2012–present)

 **Allstate Board Service**
Director since 2018 (3 years of tenure)

Committee Assignments and Rationale
C Compensation and Succession Committee
- Substantial experience in establishing management performance objectives and specific goals.
- Significant market knowledge of executive compensation as the former CEO of Synchrony Financial.

N Nominating, Governance and Social Responsibility Committee
- Significant management experience as the former CEO of Synchrony Financial.
- Thought leader and driver of inclusion and diversity initiatives.

 **Allstate Board Service**
Director since 2014 (7 years of tenure)

Committee Assignments and Rationale
R Risk and Return Committee (Chair)
- Significant experience in financial markets and utilization of data and analytics.
- In-depth understanding and experience in risk and return management as a director and former CEO.

A Audit Committee
- Multiple leadership positions with financial oversight responsibility, including President and CEO of TransUnion, CEO of HSBC Finance Corporation, and Chairman and CEO of HSBC North America Holdings Inc.
- Chair of Allstate risk and return committee.

Jacques P. Perold
Independent   **Age** 62



Jacques successfully led the investments and operations for Fidelity's family of mutual funds with over $1.8 trillion in assets under management.

Professional Experience
- Chair, CEO and founder of CapShift, an investment advisory firm.
- Former President of Fidelity Management & Research Company, a privately-held investment and asset management company serving clients worldwide.
- Founder, former President and Chief Investment Officer of Geode Capital Management LLC, a global asset manager and independent institutional investment firm and sub-advisor to Fidelity.
- Current trustee of New York Life Insurance Company's MainStay Funds.

Relevant Skills
- 30 years of successful leadership of strategy and operations and investment expertise in the financial services industry.
- Leader of one of the world's largest asset management firms.

Other Public Board Service
- MSCI Inc. (2017–present)

 **Allstate Board Service**
Director since 2015 (5 years of tenure)

Committee Assignments and Rationale
Ⓐ Audit Committee
- Multiple leadership positions with financial and operational oversight responsibilities, including as President of Fidelity Management & Research Company.

Ⓡ Risk and Return Committee
- Significant experience in management and oversight of risk for three large asset management firms.
- Current trustee of several mutual funds.

Andrea Redmond
Independent   **Age** 65



Andrea's insights and judgment on leadership helped companies and high-performance organizations execute their corporate strategies.

Professional Experience
- Former Managing Director, co-head of the CEO/board services practice, founder and leader of global insurance practice, and member of financial services practice at Russell Reynolds Associates Inc., a global executive search firm, with 20 years of experience at the firm.
- Independent consultant providing executive recruiting, succession planning, and human capital management services.

Relevant Skills
- Expert in public company succession planning, human capital management, and executive compensation across a wide range of industries.
- Substantial experience in financial services leadership selection and executive development.
- Extensive experience in assessing required board capabilities and evaluating director candidates.

Other Public Board Service
- None

 **Allstate Board Service**
Director since 2010 (11 years of tenure)

Committee Assignments and Rationale
Ⓝ Nominating, Governance and Social Responsibility Committee (Chair)
- Significant expertise recruiting and evaluating directors for a variety of public companies.
- A senior partner at a highly regarded global executive search firm, Russell Reynolds Associates, from 1986 to 2007, including significant tenure as co-head of the CEO/board services practice.

Ⓒ Compensation and Succession Committee
- Experience in executive recruiting, succession planning, and human capital management.
- Extensive experience working with numerous publicly traded companies to recruit and place senior executives.

Gregg M. Sherrill

Independent   **Age** 68



Gregg created the strategies and implemented operating plans to increase revenues and profitability during his tenure at Tenneco.

Professional Experience
- Former Executive Chair, CEO and director of Tenneco Inc., a producer of automotive emission control and ride control products and systems.
- Former Corporate Vice President and President of Power Solutions at Johnson Controls Inc., a global diversified technology and industrial company.

Relevant Skills
- Extensive operational and strategic experience in the automotive industry as Chair and CEO at Tenneco, which provides valuable insights into Allstate's strategic discussions related to the rapid changes in the personal transportation system.
- Successful experience managing international operations as CEO at a global public company with employees in 23 countries.

Other Public Board Service
- Snap-on Inc. (2010–present)

 **Allstate Board Service**
Director since 2017 (3 years of tenure)

In May 2021, it is anticipated that Mr. Sherrill will be named the new Independent Lead Director.

Committee Assignments and Rationale
Ⓐ Audit Committee
- Multiple leadership positions with financial oversight responsibility, including as Chairman and CEO at Tenneco.

Ⓝ Nominating, Governance and Social Responsibility Committee
- Significant board leadership experience as the former Chair and CEO of Tenneco, including oversight over sustainability and governance matters.
- Experience on boards of publicly traded and international companies.

Judith A. Sprieser

Independent Lead Director
Age 67



Judith has extensive service on boards of publicly traded and international companies, and significant operating experience.

Professional Experience
- Former CEO of Transora Inc., a technology software and services company.
- Former CFO and other senior operating executive positions at Sara Lee Corporation, a global manufacturer and marketer of brand-name consumer goods.
- Former director at Royal Ahold NV, Experian, Reckitt Benckiser Group plc and Jimmy Choo plc.

Relevant Skills
- More than 20 years of operational experience in executive positions at Sara Lee Corporation and other consumer goods and services companies.
- Extensive evaluation of financial statements and supervision of financial executives.

Other Public Board Service
- Newell Brands Inc. (2018–present)
- Intercontinental Exchange Inc. (2004–present)

 **Allstate Board Service**
Director since 1999 (21 years of tenure)

The Board has determined that Ms. Sprieser's independence from management has not been diminished by her tenure on the Board. She is a valued leader who fulfills her responsibilities with integrity and independence of thought and has significant experience serving at Allstate under different operating environments and management teams.

Committee Assignments and Rationale
Lead Director
- Prior chair of audit committee.
- Board service at Allstate during many different external operating environments and two CEOs.
- After more than five years of service, it is anticipated that Ms. Sprieser will step down as Independent Lead Director in May 2021.

Ⓒ Compensation and Succession Committee
- Extensive experience leading other large companies as CEO and CFO.
- Experience serving on boards of other publicly traded and international companies.

Ⓡ Risk and Return Committee
- Insight from service as prior chair of Allstate's audit committee and current audit committee chair at Intercontinental Exchange Inc.
- Tenure as an Allstate director has provided experience through multiple operating environments.

Perry M. Traquina

Independent   **Age** 64

Perry had significant success as an investor, building a world-class investment organization and overseeing the strategies and operating performance of public companies.



Professional Experience
- Former Chairman, CEO and Managing Partner of Wellington Management Company LLP, one of the world's largest global investment management firms with over $900 billion of assets under management.
- Held a series of positions of increasing responsibility at Wellington, including Partner and President.

Relevant Skills
- Extensive leadership and management experience as CEO of one of the world's largest institutional investors.
- Strong financial services and global investment management expertise through 34 years at Wellington.
- Oversaw the globalization of Wellington's investment platform.
- During ten-year leadership tenure, Wellington more than doubled its assets under management.
- Fostered a culture of diversity and inclusion at Wellington.
- Brings valuable market-oriented investor perspective.

Other Public Board Service
- Morgan Stanley (2015–present)
- eBay Inc. (2015–present)

 **Allstate Board Service**
Director since 2016 (4 years of tenure)

Committee Assignments and Rationale
C Compensation and Succession Committee
- Significant management experience as former Chairman and CEO of Wellington Management Company LLP from 2004 through June 2014.
- Stockholder perspective on compensation and succession as a significant investor and director of other public companies.
- In May 2021, it is anticipated that Mr. Traquina will be appointed chair of the compensation and succession committee.

R Risk and Return Committee
- In-depth understanding of financial markets, asset allocation strategies, and investment performance management.
- Current chair of the risk committee at Morgan Stanley.

Thomas J. Wilson

Board Chair, President, and Chief Executive Officer   **Age** 63

Tom possesses a thorough and in-depth understanding of Allstate's business, including its employees, agencies, products, investments, customers, and investors.



Professional Experience
- CEO since January 2007 and Chair of Board since May 2008.
- President from June 2005 to January 2015, and from February 23, 2018, to present.
- Held senior executive roles other than CEO, having led all major operating units.
- Former director at State Street Corporation.

Relevant Skills
- Key leadership roles throughout Allstate over 26 years.
- Developed Allstate's Shared Purpose and corporate strategy.
- Created and implemented Allstate's risk and return optimization program, allowing Allstate to simultaneously withstand the 2008 financial market crisis and adapt to increases in severe weather and hurricanes.
- In-depth understanding of the insurance industry.
- Industry and community leadership, including former chair of the Financial Services Roundtable, chair of the U.S. Chamber of Commerce, and co-chair of a public-private partnership to reduce violence in Chicago.

Other Public Board Service
- None

 **Allstate Board Service**
Director since 2006 (14 years of tenure)

Committee Assignments and Rationale
E Executive Committee (Chair)
- Comprehensive knowledge of Allstate's business and industry, with 26 years of leadership experience at the company.

Effective Board Governance at Allstate

❶ Board Composition

- Regularly consider candidates in light of current skill sets and needs
- All candidates evaluated and considered for their diversity, including gender, ethnicity, background, expertise and perspective

  → **Page 28**

❷ Board Effectiveness

- Board evaluation process includes multiple assessments and reviews of the Board, committees, meetings and individual directors
- Robust director orientation and continuing director education program
- Adheres to high standards of corporate governance

  → **Page 29**

❸ Engaged Oversight

- Frequent reviews of Allstate's significant risks, including climate, culture and cybersecurity risk
- **NEW** Enhanced oversight of ESG-related matters, including inclusive diversity and equity
- Ongoing reviews of human capital management and organizational health

  → **Page 32**

❹ Accountability

- Transparent lines of accountability to our stakeholders
- A stockholder engagement program based on dialogue, transparency, and responsiveness
- Interactive investor dialogue provides perspective on investor concerns

  → **Page 37**

❺ Board Structure

- Clearly defined roles for Board Leadership
- Strong Board independence
- **NEW** Instituted written policy to rotate Lead Director every three to five years
- Independent Board Committees with frequent executive sessions
- Appropriate director compensation structured in a manner that is aligned with stockholder interests

  → **Page 39**



1 Board Composition
2 Board Effectiveness
3 Engaged Oversight
4 Accountability
5 Board Structure

Board Composition



In addition to fulfilling the core competencies and additional capabilities listed on **page 19**, the Board and nominating, governance and social responsibility committee **expect non-employee directors to be free of interests or affiliations that could give rise to a biased approach to directorship responsibilities or a conflict of interest and to be free of any significant relationship with Allstate that would interfere with the director's exercise of independent judgment**. The Board and committee also expect each director to devote the time and effort necessary to serve as an effective director and act in a manner consistent with a director's fiduciary duties of loyalty and care. Allstate executive officers may not serve on boards of other corporations whose executive officers serve on Allstate's Board.

All candidates are evaluated and considered for their diversity, including gender, ethnicity and diversity of background, expertise, and perspective, as well as the criteria described in our Corporate Governance Guidelines at www.allstateinvestors.com.

The Board has limits on the number of other public boards on which our directors may sit. Directors who are active executives may serve on the board of no more than two other public companies, and other **directors may serve on the board of no more than four other public companies (in addition to Allstate's Board in each case)**.

Board nominees are identified through a retained search firm, suggestions from current directors and stockholders, and through other methods, including self-nominations. Our newest directors, Messrs. Brown and Hume, were identified by a search firm.

The nominating, governance and social responsibility committee will consider director candidates recommended by a stockholder in the same manner as all other candidates recommended by other sources. A stockholder may recommend a candidate at any time of the year by writing to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite F7, Northbrook, IL 60062-6127.

A stockholder or group of up to 20 stockholders owning 3% or more of Allstate's outstanding common stock continuously for at least three years can nominate director candidates constituting up to 20% of the Board in the company's annual meeting proxy materials.

Nomination Process for Board Election

The Board continually considers potential director candidates in anticipation of retirements, resignations, or the need for additional capabilities. Below is a description of the ongoing process to identify highly qualified candidates for Board service.

1 **Consider Current Board Skill Sets and Needs**

Ensure Board is strong in core competencies of strategic oversight, corporate governance, stockholder advocacy and leadership and has diversity of expertise and perspectives to meet existing and future business needs

2 **Check Conflicts of Interest and References**

All candidates are screened for conflicts of interest and independence

3 **Nominating, Governance and Social Responsibility Committee Dialogue**

Considered 269 candidates since 2011

4 **Meet with Qualified Candidates**

To ensure appropriate personal qualities, such as independence of mind, tenacity, and skill set to meet existing or future business needs

5 **Nominating, Governance and Social Responsibility Committee Dialogue**

To consider shortlisted candidates, and after deliberations, recommend candidates for election to the Board

6 **Board Dialogue and Decision**

Added five highly qualified directors in the past five years, including two new directors this past year

Board Effectiveness



Evaluation Process

Allstate's Board evaluation process includes multiple assessments and reviews performed throughout the year. This process ensures that the Board's governance and oversight responsibilities are updated to reflect best practices and are well executed. These evaluations include discussions after every meeting, an annual Board assessment, annual committee assessments and individual director evaluations.

Steps to Achieve Board Effectiveness

	Board			**Individual Directors**	
FREQUENCY	Evaluation at every in-person meeting	Annual Evaluation	Biennial review of responsibilities and time allocation	Annual evaluation	Change in circumstances
PERFORMED BY	Independent Directors	Board and Committee Chairs	Board and Committees	Lead Director, nominating, governance and social responsibility committee chair, and Board Chair	Board
DESCRIPTION	Measures effectiveness of Board oversight Ensures objectives were satisfied, all agenda items sufficiently considered and information presented was complete, understandable and organized Identifies issues that need additional dialogue	Ensures Board and committees are functioning effectively Results reviewed by nominating, governance and social responsibility committee and summarized for full Board; recommendations for improvement are reviewed and plans initiated	Ensures all necessary agenda items were considered to fulfill Board and committee responsibilities Adjustments made to future agendas and timelines	Review contributions and performance in light of Allstate's business and strategies and confirm continued independence Feedback provided to each director by the Lead Director, nominating, governance and social responsibility committee chair, or Board Chair Discuss each director's future plans for continued Board service Determine whether overall skills align with business strategy	Determine appropriateness of director's continued membership on the Board after a change in primary employment Review potential conflicts and whether change impacts director's ability to devote the necessary time and effort to Board service
2020 OUTCOME	**Based on the Board's annual evaluation process, the nominating, governance and social responsibility committee reviewed feedback and established action items for the upcoming year. Results of individual director evaluations were used by the nominating, governance and social responsibility committee in connection with the annual nomination process. Specific action plans were discussed with each director.**				

2020 Annual Evaluation Feedback and Action Items

Feedback on evaluations is provided to the nominating, governance and social responsibility committee and action items are developed for the upcoming year.

① Strategy and Operational Oversight

Directors appreciate reviews on strategic imperatives and financial performance and found the 3-day strategy session to be effective.

Action Item

Management will provide regular updates to the Board on the execution of the Transformative Growth strategy.

② Board Structure and Governance

Directors are pleased with the current mix of skills and competencies on the Board and believe the process of rotating committee assignments for new directors is effective.

Action Item

The nominating, governance and social responsibility committee will continue to prioritize diversity when seeking new Board candidates and will develop a list of preferred qualifications that will assist in identifying new candidates.

③ Information and Resources

Directors find the meeting materials to be detailed, thoughtful and well prepared and appreciate resources and support they receive from management.

Action Item

Management will streamline the materials and include additional background information in appendices.

Director Onboarding and Continuing Education

Orientation

All new directors participate in a robust director orientation and onboarding process to ensure a working knowledge of Allstate's business, strategies, operating performance and culture and a successful integration into boardroom discussions as soon as possible. To assist with their development, all new directors are invited to attend all committee meetings prior to their appointment to a particular committee. As part of their onboarding and during their tenure, directors regularly meet with senior leaders and employees below the senior leadership level. These interactions are offered in various forums, including one-on-one meetings and larger group sessions.

Continuing Personal Development

Allstate encourages and facilitates director participation in continuing education programs, and each director is given the opportunity to become a member of the National Association of Corporate Directors.

Beyond the Boardroom

Throughout their tenure, directors continue to participate in informal meetings with other directors and senior leaders to share ideas, build stronger working relationships, gain broader perspectives, and strengthen their working knowledge of Allstate's business, strategy, operating performance and culture.

Our Commitment to Effective Governance

Allstate has a history of strong corporate governance guided by three primary principles: **dialogue, transparency and responsiveness**. The Board has enhanced governance policies over time to align with best practices, drive sustained stockholder value and serve the interests of stockholders. Allstate's key governance practices are included below.

Stockholder Rights

- Annual election of directors with a majority vote standard in uncontested elections
- Proxy access rights permitting a stockholder or group of up to 20 stockholders owning 3% or more of Allstate's outstanding common stock continuously for at least three years to nominate director candidates constituting up to 20% of the Board
- No stockholder rights plan ("poison pill") and no supermajority voting provisions
- Confidential voting
- Right to call a special meeting and request action by written consent for stockholders with 10% or more of outstanding shares

Independent Oversight

- Strong independent Lead Director and committee chair roles with clearly articulated responsibilities
- Independent Board committees
- Eleven out of twelve directors are independent
- Executive sessions at every in-person Board and committee meeting without management present
- Independent reviews by the Board, audit, and risk and return committees of Allstate's strategy, business, and the related key risks and mitigation activities

NEW ⊙ See **pages 34-36** for information on expanded Board oversight of ESG priorities, including inclusive diversity and equity

- Use of outside experts such as independent auditors, compensation consultants, governance specialists, cybersecurity experts, board search firm representatives, and financial advisors

   ⊙ See **page 35** for information about the external pay equity analysis completed in 2020

Good Governance

- Extensive Board dialogue with formal processes for stockholder engagement and frequent cross-committee communications
- Annual letter to stockholders from the independent directors on Board accomplishments
- Requests for stockholder engagement with holders of about 40% of outstanding shares
- Robust Board and committee self-evaluation process
- Comprehensive Sustainability Report with information on climate change, information security, ESG priorities and performance, inclusive diversity and equity and public policy (including political contributions)

NEW ⊙ Beginning in 2021, Allstate disclosed consolidated EEO-1 data and reported information under the Sustainability Accounting Standard Board standards for insurance companies

- Robust Global Code of Business Conduct and ethics training for all directors
- Effective director education program
- Strong equity ownership requirements for executives and directors
- Comprehensive CEO emergency succession plan



Investor Stewardship Group

Allstate believes that strong and effective governance practices are critical to long-term value creation. To achieve that goal, Allstate follows the six corporate governance principles set out by the Investor Stewardship Group for U.S. listed companies. These principles are:

1. Boards are accountable to stockholders;
2. Stockholders should be entitled to voting rights in proportion to their economic interest;
3. Boards should be responsive to stockholders and be proactive in order to understand their perspectives;
4. Boards should have a strong, independent leadership structure;
5. Boards should adopt structures and practices that enhance their effectiveness; and
6. Boards should develop management incentive structures that are aligned with the long-term strategy of the company.

Board Oversight



Risk Management

The Board oversees Enterprise Risk and Return Management ("ERRM"), including management's design and implementation of ERRM practices. The chief risk officer's assessment of Allstate's current risk position and alignment with risk and return principles is reviewed throughout the year. Significant risks, including those affected by climate change, financial markets, cybersecurity and privacy threats, are regularly identified, measured, managed, and reported. Risk and return perspectives are shared with the Board across six risk types: financial, insurance, investment, operational, strategic, and culture. The key risk areas overseen by each Board committee are included below.

Board of Directors Reviews enterprise risk and return at least twice a year

Risk and Return Committee Reviews risk and return at least five times annually

- Oversees the effectiveness of Allstate's ERRM framework, governance structure and decision making
  - Reported through a quarterly risk summary report that identifies key risks, measurement of the risk profile, and alignment with risk and return principles
  - Includes a review of the chief risk officer's assessment of strategic and operating plans
- Reviews regulatory Own Risk and Solvency Assessment ("ORSA") report
- Reviewed culture over multiple meetings

- The audit committee chair is a risk and return committee member to enhance cross-committee communication
- The chief risk officer attends all meetings and has regular executive sessions with the committee
- The chief audit executive attends all meetings
- Reviews risk factors included in our Form 10-K, including risks related to climate change and severe weather
- **Assessed risks associated with extremely low frequency scenarios ("ELFS") by comparing prior pandemic analysis to actual Coronavirus outcomes** `NEW`

Audit Committee Reviews risk at least four times annually

- Oversees Allstate's internal controls related to key risks and the major financial risk exposures
  - Reported through a semi-annual risk control dashboard
- Reviews risk factors included in our Form 10-K
- `NEW` **In light of the pandemic, reviewed financial statement implications, legal and compliance risks and changes to internal controls as the company adapted to a virtual work environment.**
- The chief risk officer attends all meetings

- The chief audit executive attends all meetings and has regular executive sessions with the committee
- The risk and return committee chair is an audit committee member to enhance cross-committee communication
- Conducts quarterly reviews to oversee the efficacy of cybersecurity risk initiatives and related policies and procedures
  - Receives regular reports from the chief risk officer, chief information security officer, and outside experts
  - Utilizes an external, independent cybersecurity advisor

Compensation and Succession Committee Reviews risk at least once annually

- Oversees executive compensation programs (including the design, performance measures and ranges in incentive plans)
  - Includes a review of the chief risk officer's assessment of incentive compensation programs
- `NEW` **Reviewed the impact of the pandemic on executive compensation program. No changes were made to compensation awards due to the pandemic.**

- Oversees talent development and senior executive succession planning to ensure they appropriately align with Allstate's risk and return principles
- Oversight responsibilities related to human capital management, including recruitment, leadership and development, turnover, retention, organizational health and pay equity

Nominating, Governance and Social Responsibility Committee Reviews risk as needed

- Oversees director elections and corporate governance practices to ensure they appropriately align with Allstate's risk and return principles

- Oversees the company's political contributions and activities and its significant ESG priorities and reporting
  - **Reviewed the priorities and reporting related to Allstate's ESG activities** `NEW`
  - Includes a review of the chief risk officer's assessment of political activities and an annual review of a report on ESG by the chief risk officer and/or general counsel related to such activity

✔ Risk Management and Participation in the Political Process

Allstate engages in public policy advocacy at the state and federal levels to foster market innovation, fight for consumers, promote safety and security, ensure a healthy regulatory system, promote fiscal responsibility, and advocate for small businesses.

Allstate is regulated in all 50 states and at the federal level on many aspects of its business, including customer communications, privacy, sales practices, underwriting standards, insurance pricing, claims practices, investments and capital. As a result, it must participate in public policy issues to appropriately serve customers and generate adequate returns for stockholders. The scope of issues is expanding as Allstate introduces innovative products and services through Arity, Allstate Protection Plans, Allstate Identity Protection and Avail (car sharing).

Allstate participates in political activities through direct and indirect advocacy, corporate political contributions and Allstate's political action committee. **Allstate contributes less than $1,000,000 annually in corporate funds to political organizations**, including federal, state and local candidates and committees, in comparison to total revenues of almost $44.8 billion (less than 0.002% of total revenue). The types of expenditures are consistent from year to year.

The chief risk officer conducts an annual risk and return assessment of Allstate's political activities for the Board to ensure there is appropriate oversight and management of corporate political engagement. In addition, the Board's nominating, governance and social responsibility committee provides oversight of Allstate's political contributions and activities, including in a joint session with the Board.

Chief Risk Officer's Assessment

The chief risk officer's assessment approach is based on *Principles and Guidance for Responsible Corporate Political Engagement* published by Transparency International UK. The political activities and associated risks identified by Transparency International UK were expanded to address Allstate's specific activities and risk profile. These political activities were grouped for assessment as follows: i) political expenditures, ii) lobbying, iii) trade associations, social welfare groups and research organizations, iv) state based regulatory and legislation management, v) political activities in the workplace and vi) disclosure.

The chief risk officer's assessment concluded the following:

1. **Allstate's decisions on how to engage in the political process appropriately balance risk and return**
2. **Allstate's control framework appropriately manages the risks and governance and oversight exists to ensure activities are aligned with Allstate's risk and return principles**
3. **Failure to engage in the political process could result in unfavorable policies, legislation or adverse business outcomes, negatively impacting Allstate's strategic position**
4. **The risk of not engaging is higher than the risk of engaging with effective controls and governance**

✔ Risk Management and Cybersecurity

The Board focuses on Allstate's security and data privacy programs, recognizing that the quality and functionality of these programs affects our reputation and customers' trust in us. Allstate's strategy revolves around protecting our customers, and customers must feel that their most personal data is safe in our hands.

Accordingly, the Board prioritizes its responsibility to oversee data protection efforts, including policies and systems designed to prevent and, if necessary, respond to cyber threats. We are continually enhancing information security capabilities in order to protect against emerging threats, while increasing the ability to detect system compromise and recovery should a cyber-attack or unauthorized access occur.

The cybersecurity program is regularly reviewed and tested by Allstate's internal audit function with quarterly status reports provided to the audit committee and the full Board. **The audit committee receives semi-annual reports from its independent cybersecurity advisor.**

CYBERSECURITY GOVERNANCE BEST PRACTICES

- ✔ Crisis simulations to prepare senior leaders to respond to a cyber attack
- ✔ Audit committee charter clearly highlights the importance of the Board's data privacy oversight efforts
- ✔ Utilizes a cybersecurity advisor to provide objective assessments of Allstate's capabilities and to conduct advanced attack simulations
- ✔ Cross-functional approach to overseeing and addressing cybersecurity risk, with input from technology, risk, legal, and audit functions

Risk Management and Compensation

Compensation policies and practices are structured to reward employees for successfully executing the company's strategies and annual operating goals while adhering to our risk and return principles.

Analysis provided by an external consultant and the chief risk officer for the compensation and succession committee concluded the compensation plans are structured to ensure management does not take unnecessary or excessive risk. Based on this analysis, Allstate's compensation policies ensure appropriate levels of risk-taking, while avoiding unnecessary risks that could have a material adverse effect on Allstate.

- Compensation plans provide a balanced mix of cash and equity through annual and long-term incentives that align with short- and long-term business goals. No one, regardless of eligibility, is guaranteed an award under the annual cash incentive program.

- Multiple performance measures are utilized that correlate with long-term stockholder value creation and diversify the risk associated with any single performance indicator. In addition, the annual incentive program contains a funding adjustment for senior executives in the event of a net loss, which reduces the corporate pool funding for those officers by 50% of actual performance. Likewise, for the performance stock award program, the compensation and succession committee requires positive net income in order for our executives to earn PSAs for Average Performance Net Income ROE above target.

- Equity awards granted in 2020 and annual cash incentive awards for the 2020 performance year, and thereafter, are subject to clawback in accordance with the clawback policy approved by the compensation and succession committee. The clawback policy provides for the recovery of certain equity awards and annual cash incentive awards to executive officers and other executive vice presidents. If performance results are later subject to a downward adjustment as a result of a material financial restatement, irrespective of cause, then the paid awards are recalculated with revised results with the compensation overpayment subject to clawback. The clawback policy also provides for recovery of equity and annual cash incentive awards in certain circumstances if an executive is terminated for improper conduct that leads to a material adverse impact on the reputation of, or a material adverse economic consequence for, the company.

Risk Management and Human Capital Management

The Board engages in an ongoing review of human capital management practices since they are vital to Allstate's continued success. This includes overall organizational health and practices, such as recruitment, development, and retention. This also covers the company's inclusive diversity and equity results.

Our human capital management strategy focuses on the following priorities:


Organizational Culture

At Allstate, we define culture as a self-sustaining system of shared values, priorities and principles that shape beliefs, drive behaviors and influence decision making within an organization. We believe that a purpose driven company must be powered by purpose driven people.


Talent Recruitment and Management

We recognize that providing employees with rewarding work, professional growth and educational opportunities improves morale and engagement.


Inclusive Diversity and Equity

We strive for a workforce where the breadth of diversity makes us a better company. We are committed to being a force for positive change.


Employee Well-Being & Safety

To be an employer of choice, we prioritize employee well-being, devoting resources to health and safety.

We raised the minimum wage from $15 to $16 or $18 an hour, depending on the costs of labor across our locations. This is the second increase in five years.

As part of Allstate's commitment to fair and equitable compensation practices, an internal pay equity analysis is completed on an annual basis. **For the second year in a row, Allstate engaged an outside firm to provide a more detailed pay equity analysis to identify potential pay gaps across substantially similar employee groups as well as identify policies, practices and/or systematic issues that may contribute to pay gaps now or over time. The external analysis found that Allstate's results compare well to benchmarks for companies of similar size and scope. In the few employee groups where pay gaps were identified, these were remediated and policies were established to ensure pay equity continues in the future.**

The Board's involvement in leadership development and succession planning is systematic and ongoing. Management succession is discussed four times annually in compensation and succession committee meetings, Board meetings, and executive sessions. Discussions cover the CEO and other senior executive roles. The Board also has regular and direct exposure to senior leadership and high-potential officers in meetings held throughout the year.

Board Review of Succession Planning and Talent Development Practices

Leadership Succession is Reviewed Continuously throughout the Year



APRIL

CEO Succession

Topic:
CEO succession planning

Primary Focus:
- Internal succession alternatives across multiple time periods – immediate, less than 2 years, and 3-5 years
- Alternatives are evaluated under different strategic and operating scenarios

JULY

Talent Development

Topic:
Organizational health and pay fairness analyses – how the organization recruits, develops and retains people, including its inclusive diversity and equity commitments

Primary Focus:
- Systematic approach to talent acquisition, development, and retention

SEPTEMBER

Key Leader Succession

Topic:
Senior leadership succession alternatives, including CEO

Primary Focus:
- Key leader development and retention

NOVEMBER

Scenario Planning

Topic:
CEO and senior leadership succession – "what if" scenario planning

Primary Focus:
- Board dialogue in advance of unexpected succession issues

Board Role in Setting Compensation

The compensation and succession committee makes recommendations to the Board on compensation for the CEO and executive officers and the structure of plans used for executive officers. The compensation and succession committee reviews the executive compensation program throughout the year with the assistance of an independent compensation consultant, Compensation Advisory Partners ("CAP"). CAP benchmarks Allstate's plans and compensation relative to the market and evaluates changes to the executive compensation program. The compensation consultant also assesses Allstate's executive compensation design, peer group selection, relative pay for performance, and total direct compensation for individual senior executive positions. Representatives of the compensation consultant participated in seven out of eight compensation and succession committee meetings in 2020. The compensation and succession committee annually evaluates the compensation consultant's performance and independence.

The compensation and succession committee grants all equity awards to individuals designated as executive officers for purposes of Section 16 of the Securities Exchange Act of 1934 or covered employees as defined in Internal Revenue Code Section 162(m). The compensation and succession committee has authority to grant equity awards to eligible employees in accordance with the terms of our 2019 Equity Incentive Plan. The Board has delegated limited authority to the CEO to grant equity awards to non-executive officers. All awards granted between compensation and succession committee meetings are reported at the next meeting. The compensation consultant also provides the nominating, governance and social responsibility committee with competitive information on director compensation, including updates on practices and emerging trends.

Governance of Sustainability

Board of Directors

The Board believes sustainability benefits Allstate's stakeholders and drives long-term value creation. The Board has responsibility for ESG oversight with semi-annual reviews.

Nominating, Governance and Social Responsibility Committee

The nominating, governance and social responsibility committee supplements the Board's semi-annual review of ESG matters.

Additionally, other Board committees focus on specific components of the ESG strategy. The risk and return committee reviews climate change risk, the compensation and succession committee reviews human capital management and organizational health, and the audit committee reviews data privacy and cybersecurity.

Our CEO and Other Members of Senior Management

Leadership from across the company guides Allstate's corporate responsibility and sustainability efforts.

The Corporate Responsibility and Sustainability Team

The Corporate Responsibility and Sustainability team develops the annual sustainability report, responds to ratings and rankings questionnaires, drives employee awareness and engagement with corporate sustainability initiatives and supports the Allstate Sustainability Council.

They report to our senior executives on the status of Allstate's ESG progress.

The Allstate Sustainability Council

Allstate has maintained a Sustainability Council since 2007. This cross-functional council reviews opportunities regarding operational efficiency, climate change and employee-focused sustainability initiatives.

The council is comprised of individuals from operations, accounting, administration and real estate, technology, claims, corporate relations, enterprise risk and return management, human resources, legal, investments, marketing, product and sourcing and procurement.

Allstate's vice president of corporate relations leads the council, which meets periodically, and updates senior executives.

Enterprise Diversity Leadership Council (EDLC)

The EDLC is made up of senior leaders throughout the enterprise focused on advancing inclusive diversity and equity at Allstate. The EDLC helps drive targeted results for inclusive diversity and equity across the company by:

- Identifying and prioritizing actions
- Taking accountability for achieving target results
- Ensuring clarity and understanding of the business relevance of inclusive diversity and equity

The EDLC provides updates to the CEO.

Recognitions

Allstate is recognized as an employer of choice and as a corporate champion for leadership in ethics, diversity, innovation and corporate responsibility. We are proud to be recognized as a great place to work by several independent organizations, and we will continue to make investments in our people to make Allstate a world-class workplace.

DIVERSITYINC.	ETHISPHERE	THE CIVIC 50	HUMAN RIGHTS CAMPAIGN	NEWSWEEK	DRUCKER INSTITUTE
Top 50 Companies for Diversity (2020, 17-time award winner)	World's Most Ethical Companies (2015-2020)	(2017-2020)	Corporate Equality Index rating (2009-2020)	Most Responsible Companies (2021)	250 Best-Managed Companies (2017-2020)

To learn more about our corporate sustainability efforts, please view Allstate's Sustainability Report at http://allstatesustainability.com.

Board Accountability



Stakeholder Input and Responsiveness

Allstate continually seeks stakeholder input to meet its obligations as a corporate citizen. We regularly engage our stockholders, as well as the following groups: customers and consumers, employees, Allstate agents, nongovernmental organizations, opinion leaders, policymakers and suppliers. Allstate partners with Reputation Institute, a global research firm, to study how stakeholders perceive the company. We survey customers, consumers, agents and employees every quarter, as well as investors, policymakers and opinion leaders each year. Feedback is collected across these stakeholder groups, key topics are identified, and strategies are developed to address gaps. There are also stakeholder-specific avenues for engagement.

Stockholder Engagement

Allstate proactively engages with significant stockholders throughout the year. Dialogue, transparency, and responsiveness are the cornerstones of our stockholder engagement program.

How We Engage

Direct engagement involves reaching out to our largest stockholders representing about 40% of our total outstanding shares multiple times throughout the year. We also engage with proxy and other investor advisory firms that represent the interests of various stockholders.

Discussions with stockholders include our Lead Director, chair of the nominating, governance and social responsibility committee, Board Chair, and other committee chairs or directors as necessary.

Four-Phase Stockholder Governance Engagement Cycle

Balanced-Transparent-Responsive



JANUARY-MARCH

Before Annual Meeting

- Discuss with investors governance and compensation issues and potential responses.
- Discuss stockholder proposals with proponents, on case-by-case basis.
- Discuss governance trends.

APRIL-MAY

During Stockholder Voting

- Follow up on previous conversations and discuss final Board decisions and reasoning.
- Review vote proposals and solicit support for Board recommendations.

MAY

Annual Meeting of Stockholders

- Stockholders vote on issues such as directors, say-on-pay, auditor ratification and stockholder proposals.
- Provides forum for direct engagement among Board members, senior management, and stockholders.
- A virtual annual meeting format allows: Allstate to reach a broader base of stockholders that is not limited to just those who can travel, stockholders to submit questions both before and during the meeting, and a longer meeting time to address more stockholder questions.

JUNE-DECEMBER

After Annual Meeting

- Discuss with investors responses to vote results and new topics of interest for the upcoming year.
- Discuss stockholder proposals with proponents, on case-by-case basis.

Outcome

During 2020, Allstate reached out to stockholders on governance representing 43% of outstanding shares and spent a significant amount of time discussing Allstate's sustainability initiatives, human capital management practices, including inclusive diversity and equity priorities, climate change risk, and response to the Coronavirus pandemic. Stockholder feedback was integrated into Board discussions and decisions.

In addition to input on current governance and executive compensation topics specific to Allstate, we invite discussion on any other topics or trends stockholders may wish to share with us. Their input is reported to the nominating, governance and social responsibility committee, which in turn allocates specific issues to relevant Board committees for further consideration. Each Board committee reviews relevant feedback and determines if additional discussion or actions are necessary by the respective committee or full Board. In addition, broader investor surveys provide perspective on investor concerns. As part of our commitment to constructive engagement with investors, we evaluate and respond to the views voiced by our stockholders, including vote results at our annual meetings of stockholders. Our dialogue has led to enhancements in our ESG and executive compensation practices, which our Board believes are in the best interest of our company and our stockholders.

More Information

You can learn more about our corporate governance by visiting www.allstateinvestors.com, where you will find our Corporate Governance Guidelines, each standing committee charter, and Director Independence Standards. Allstate has adopted a comprehensive Global Code of Business Conduct that applies to the CEO, CFO, vice chair, controller, and other senior financial and executive officers, as well as the Board of Directors and other employees. It is also available at www.allstateinvestors.com. Each of the above documents is available in print upon request to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite F7, Northbrook, IL 60062-6127.

Communication with the Board

The Board has established a process to facilitate communication by stockholders and other interested parties with directors as a group. The general counsel and chief legal officer reports regularly to the nominating, governance and social responsibility committee on all correspondence received that, in her opinion, involves functions of the Board or its committees or that she otherwise determines merits Board attention. Items that are unrelated to the duties and responsibilities of the Board will not be forwarded, such as: business solicitations or advertisements; product related inquiries; junk mail or mass mailings; resumes or other job-related inquiries; or spam and overtly hostile, threatening, potentially illegal or similarly unsuitable communications. Activity on social media is also monitored and reported to the nominating, governance and social responsibility committee.

The Allstate Board welcomes your input on compensation, governance, and other matters.

@   directors@allstate.com

✉   The Allstate Corporation, Nominating, Governance and Social Responsibility Committee, 2775 Sanders Road, Suite F7 Northbrook, IL 60062-6127 c/o General Counsel

In addition, the audit committee has established procedures for the receipt, retention, and treatment of any complaints about accounting, internal accounting controls, or auditing matters. To report any issue relating to The Allstate Corporation (including Allstate Insurance Company and its affiliates) accounting, accounting controls, financial reporting or auditing practices, you may contact the company by mail, telephone or email. Telephone contacts may be kept confidential at your request.

By mail:
The Allstate Corporation, Audit Committee
2775 Sanders Road, Suite F7
Northbrook, IL 60062-6127
c/o General Counsel

By phone:
Allstate i-Report Line: 1-800-706-9855

By email:
auditcommittee2@allstate.com

The communication process and the methods to communicate with directors are posted on the "Governance Overview" section of www.allstateinvestors.com.

Board Structure



Independent Lead Director

Allstate's Board places great importance on strong independent Board leadership and has had a strong Lead Director role in place for over ten years. Allstate's Corporate Governance Guidelines describe the responsibilities of the Lead Director and the selection process, including the characteristics that the Board considers important in a Lead Director.

The Lead Director is elected annually by the independent directors, and it is expected that the Lead Director serve three to five years.



Judith A. Sprieser
Current Lead Director

Ms. Sprieser has devoted significant time fulfilling her duties as Lead Director since May 2015. During her tenure on Allstate's Board, she has cultivated an expansive knowledge of Allstate in multiple operating environments and has experienced various financial market cycles. Her long-term perspective complements the perspectives of newer Board members, five of whom have joined in the last five years.

Considerations in Selecting the Next Lead Director

Given Ms. Sprieser's tenure as Lead Director, the nominating, governance and social responsibility committee will make a recommendation for a new Lead Director beginning in May 2021. The independent directors consider several factors, including the director's corporate governance expertise, operational and leadership experience, Board service and tenure, integrity, prior Board leadership roles, and ability to meet the required time commitment. It is preferable that the Lead Director hold a previous position as chair of a Board committee, either at Allstate or another company. It is expected that Gregg Sherrill will assume this role in May 2021. As a director at Allstate since 2017, he has served on the audit and nominating, governance and social responsibility committees. He has significant board leadership experience, including as former chairman of Tenneco, and also has experience serving on boards of other publicly traded companies.

Independent Lead Director Responsibilities

Board Meetings and Executive Sessions

- Has the authority to call meetings of the independent directors
- Approves meeting agendas and schedules and information sent to the Board to ensure there is sufficient time for discussion of all items and that directors have the information necessary to perform their duties
- Chairs executive sessions of independent directors at every Board meeting
- Presides at all Board meetings when the Chair is not present

Duties to the Board

- Has regular communications with the CEO about Allstate's strategy and performance
- Performs additional duties designated by the independent directors

CEO Performance Evaluation

- Facilitates and communicates the Board's performance evaluation of the Chair and CEO with the chair of the compensation and succession committee

Succession Plans

- Facilitates the development of a succession plan for the Chair and CEO

Communication Between Chair and Independent Directors

- Serves as liaison between the Chair and independent directors
- Consults with the Chair and discusses items raised in executive sessions

Communication with Stockholders

- Communicates with significant stockholders and other stakeholders on matters involving broad corporate policies and practices, when appropriate

Committee Involvement

- Works with the Chair and committee chairs to ensure coordinated coverage of Board responsibilities and ensures effective functioning of all committees
- Ensures the implementation of a committee self-evaluation process and regular committee reports to the Board

Board and Individual Director Evaluations

- Facilitates the evaluation of individual director, Board and committee performance with the chair of the nominating, governance and social responsibility committee and the Chair

Board Chair

The independent directors have the ability to separate the roles of Chair and CEO if it is in the best interests of Allstate and its stockholders. When making this determination, the independent directors consider the recommendation of the nominating, governance and social responsibility committee, the current circumstances at Allstate, the skills and experience of the individuals involved and the leadership composition of the Board.

- The roles of Chair and CEO were split during a transition of leadership in 2007 and 2008.
- A strong Lead Director role provides an effective independent counterbalance if the independent directors choose to combine the Chair and CEO roles.
- The independent directors have currently determined Allstate is well served by having Mr. Wilson hold the roles of Chair and CEO given his leadership and experience. Mr. Wilson has more than 26 years of insurance industry experience and has demonstrated successful leadership of external boards.

Board Meetings and Committees

Management Participation in Committee Meetings

Key members of management regularly attend and participate in Board meetings. Regular attendees include the CEO, vice chair, CFO, general counsel and chief legal officer, president of Personal Property-Liability, president of Investments and financial products, chief risk officer and president of financial products. Other senior leaders attend as meeting topics warrant. In addition, senior leadership also participates in committee meetings.

Audit Committee

The CFO, chief audit executive, chief compliance executive, chief risk officer, CEO, vice chair, general counsel and chief legal officer, and controller all actively participate in meetings. Senior business unit and technology executives, including the chief information security officer, are present when appropriate. Executive sessions of the committee are held at all regular meetings, in which the committee meets privately with the independent registered public accountant, independent cybersecurity advisor, chief audit executive, and chief compliance executive.

Compensation and Succession Committee   C

The executive vice president and chief human resources officer, senior vice president of total rewards, general counsel and chief legal officer, CFO, vice chair, and CEO participate in meetings. The committee regularly meets in executive sessions with the independent compensation consultant or chief human resources officer.

- The chief human resources officer provides the committee with internal and external analyses of the structure of compensation programs. Throughout the year, the estimated and actual results under our incentive compensation plans are reviewed.
- The CFO discusses financial results relevant to incentive compensation, other financial measures, and accounting rules.
- The CEO advises on the alignment of incentive plan performance measures with strategy and the design of equity incentive awards. He also provides the committee with performance evaluations of senior executives and recommends merit increases and compensation awards.
- The general counsel and chief legal officer provides input on the legal and regulatory environment and corporate governance best practices and ensures the proxy materials accurately reflect the committee's actions.
- The chief risk officer reports annually on compensation plan alignment with Board-approved risk and return principles, and whether compensation outcomes were achieved within those principles.

Nominating, Governance and Social Responsibility Committee   N

The CEO, general counsel and chief legal officer and vice chair participate in meetings. The committee regularly meets in executive session without management present. The chief risk officer provides risk assessments on political contributions and activities.

Risk and Return Committee   R

The chief risk officer, CFO, CEO, vice chair, and chief audit executive participate in meetings. The committee regularly meets in executive session, including sessions with the chief risk officer.

Board Attendance

Each director attended at least 75% of the combined Board meetings and meetings of committees of which he or she was a member. Directors are expected to attend Board and committee meetings and the annual meeting of stockholders. All directors who stood for election at the 2020 annual meeting of stockholders attended the annual meeting. Messrs. Brown and Hume joined the Board following the 2020 annual meeting.

99%
Average attendance of directors as a group at Board and committee meetings during 2020

The Allstate Corporation Board of Directors



Judith A. Sprieser,
Independent Lead Director



Thomas J. Wilson,
Chair

Highly Independent Board

Eleven out of twelve directors on the Board are independent. Each director has input into Board and committee meeting schedules, agendas and materials. In addition, directors are provided opportunities throughout the year for independent discussion and reflection. The directors hold executive sessions without management present at every in-person Board and committee meeting.

Meetings in 2020: 10

- The company's response to the Coronavirus pandemic was discussed at several meetings, including two special meetings held solely for that purpose.
- The Board met for three days in October to focus solely on strategy.
- Succession planning and inclusive diversity and equity were each discussed at four meetings.

Audit Committee[1]   ➔ Report, **pg. 82**

Chair: Kermit R. Crawford   **Meetings in 2020:** 9

Other Members:
Siddharth N. Mehta   Gregg M. Sherrill
Jacques Perold



"We reviewed financial statement implications and changes to the internal controls in response to the pandemic. We also continued an industry leading practice of engaging an independent cybersecurity advisor for the fifth year in a row."

— Kermit R. Crawford, Chair

Key Responsibilities:

- Oversees integrity of financial statements and other financial information and disclosures
- Oversees the system of internal control over accounting and financial reporting and disclosure controls and procedures
- Reviews the enterprise risk control assessment and guidelines, including cybersecurity and data privacy risk and the major financial risk exposures and management's steps to monitor and control those risks
- Oversees the ethics and compliance program and compliance with legal and regulatory requirements
- Appoints, retains, and oversees the independent registered public accountant, and evaluates its qualifications, performance and independence
- Evaluates retaining an independent cybersecurity advisor
- Oversees Allstate's internal audit function
- Oversees Allstate's data privacy programs
- Has authority to engage independent counsel and other advisors to carry out its duties

Compensation and Succession Committee   ➔ Report, **pg. 65**

Chair: Michael L. Eskew   **Meetings in 2020:** 8

Other Members:
Margaret M. Keane   Judith A. Sprieser
Andrea Redmond   Perry M. Traquina



"We continued our review of Allstate's human capital management practices and organizational health. We once again received an independent assessment of pay equity to ensure equity within Allstate's compensation practices. We determined that Allstate's executive compensation program did not require any changes in light of the pandemic."

— Michael L. Eskew, Chair

Key Responsibilities:

- Oversees Allstate's executive compensation plans
- Has authority to retain the committee's independent compensation consultant
- Assists the Board in determining all compensation elements of the executive officers, including the CEO
- Reviews the Compensation Discussion and Analysis and prepares the Compensation Committee Report in this proxy statement
- Reviews management succession plans, evaluation processes and organizational strength
- Conducts an annual review of the company's human capital management practices for its people generally, and the organizational health of those practices, including metrics related to recruitment, geographic dispersion, leadership and development, compensation, turnover, employee and agent survey data, the ethical health of the company's culture, the diversity and inclusiveness of the culture, and pay equity
- Reviews CEO's performance in light of approved goals and objectives

[1] The Board determined that all members of the audit committee are independent under the New York Stock Exchange ("NYSE") and Securities and Exchange Commission ("SEC") requirements, and that Messrs. Mehta and Sherrill are each an audit committee financial expert as defined under SEC rules. Additionally, it is expected that Messrs. Brown and Eskew will be added to the audit committee following the 2021 Annual Meeting. There are also considered audit committee financial experts under SEC rules.

Robust Role for Independent Committee Chairs

Each of the committee chairs approves meeting agendas and reviews committee materials. Prior to each meeting, each committee chair has a conversation with the Board Chair and CEO and relevant operating executives. The committee chairs discuss meeting materials and agendas in advance of each meeting, which fosters independence and successful execution of each committee's responsibilities.

Use of Independent Advisors

Each committee operates under a written charter and has the ability to hire third-party advisors. Outside experts such as independent auditors, compensation consultants, governance specialists, cybersecurity experts, board search firm representatives, and financial advisors attend meetings to provide directors with additional information on issues. All standing committees regularly use independent external consultants.

In 2020, outside firms were engaged to provide independent assessments of Allstate's pay equity practices and cybersecurity program.

"Over the past year, we were actively engaged in Allstate's response to the pandemic and were kept apprised of steps taken to protect both employees and customers. We enhanced our oversight around inclusive diversity and equity and made a commitment to disclose a consolidated EEO-1 Report in 2021. We discussed with management strategic topics at every Board meeting and we were actively engaged in progress around Transformative Growth."

**— Judith A. Sprieser
Independent Lead Director**

Nominating, Governance and Social Responsibility Committee

Chair: Andrea Redmond **Meetings in 2020:** 5

Other Members:

Michael Eskew   Gregg M. Sherrill
Margaret M. Keane



"In 2020, we added two new directors, one with extensive technology expertise and the other with financial expertise, which will build on the Board's strategic capabilities and support Transformative Growth. Our Board remains 50% diverse. ESG priorities and progress were reviewed over multiple meetings."

— Andrea Redmond, Chair

Key Responsibilities:

- Recommends candidates for Board election and nominees for Board committees
- Recommends candidates for Lead Director and Chair
- Recommends criteria for selecting directors and the Lead Director, and determines director independence
- Reviews the Corporate Governance Guidelines and advises the Board on corporate governance issues
- Determines performance criteria and oversees the performance assessment of the Board, Board committees, and Lead Director
- Reviews Allstate's non-employee director compensation program
- Has authority to retain a director search firm and director compensation consultant
- Reviews priorities and reporting related to Allstate's ESG activities, including political contributions and sustainability initiatives

Risk and Return Committee

Chair: Siddharth N. Mehta **Meetings in 2020:** 6

Other Members:

Kermit R. Crawford   Judith A. Sprieser
Jacques P. Perold   Perry M. Traquina



"We reviewed extremely low frequency high severity scenarios ("ELFS") specifically related to the pandemic and climate and weather-related risks. Risks and performance measures being used for Transformative Growth were also assessed."

— Siddharth N. Mehta, Chair

Key Responsibilities:

- Assists the Board in risk and return governance and oversight
- Reviews risk and return processes, policies, and guidelines used by management to evaluate, monitor, and manage enterprise risk and return
- Reviews Allstate's enterprise risk and return management function, including its performance, organization, practices, budgeting, and staffing
- Supports the audit committee in its oversight of risk assessment and management policies
- Has authority to retain outside advisors to assist in its duties
- Enhanced oversight around culture as a key risk category
- Reviews ELFS on an annual basis, including a periodic review of ELFS related to climate and weather-related risks

---

Executive Committee

The Board has an Executive Committee made up of the Lead Director, committee chairs and Board Chair. The Executive Committee is chaired by Mr. Wilson and has the powers of the Board in the management of Allstate's business affairs to the extent permitted under the bylaws, excluding any powers granted by the Board to any other committee of the Board. In addition, the Executive Committee provides Board oversight if outside the scope of established committees or if an accelerated process is necessary. No meetings of the Executive Committee were necessary in 2020.

Board Independence and Related Person Transactions

Nominee Independence Determinations

The Board has determined that all directors who served during 2020, other than Mr. Wilson, are independent according to applicable law, the NYSE listing standards, and the Board's *Director Independence Standards* (which are included on www.allstateinvestors.com). In accordance with the *Director Independence Standards*, the Board has determined that the nature of the relationships with the corporation that are set forth in Appendix B do not create a conflict of interest that would impair a director's independence. The Board also determined that the members of the audit, compensation and succession, nominating, governance and social responsibility, and risk and return committees are independent within the meaning of applicable laws, the NYSE listing standards, and the *Director Independence Standards*.

When evaluating the independence of director nominees, the Board weighs numerous factors, including tenure. Directors with more than 12 years of service are subject to specific considerations to ensure an undiminished level of independence. **In particular, the Board weighed the potential impact of tenure on the independence of our longest-serving director, Ms. Sprieser.** Ms. Sprieser has significant experience serving at Allstate under different operating environments, management teams and financial market cycles, and served on the Board under two CEOs and prior to Mr. Wilson's appointment. **The Board concluded that Ms. Sprieser is an effective director who fulfills her responsibilities with integrity and independence of thought.** She appropriately challenges management and the status quo, and is reasoned, balanced, and thoughtful in Board deliberations and in communications with management. **The Board determined that her independence from management has not been diminished by her years of service.**



DIRECTOR INDEPENDENCE

92%
Independent

1
Not Independent

11
Independent

Related Person Transactions

The nominating, governance and social responsibility committee has adopted a written policy on the review, approval, or ratification of transactions with related persons, which is posted on the Corporate Governance section of www.allstateinvestors.com.

There were no related person transactions identified for 2020.

The committee or committee chair reviews transactions with Allstate in which the amount involved exceeds $120,000 and in which any related person had, has, or will have a direct or indirect material interest. In general, related persons are directors, executive officers, their immediate family members, and stockholders beneficially owning more than 5% of our outstanding stock. The committee or committee chair approves or ratifies only those transactions that are in, or not inconsistent with, the best interest of Allstate and its stockholders. Transactions are reviewed and approved or ratified by the committee chair when it is not practicable or desirable to delay review of a transaction until a committee meeting. The committee chair reports any approved transactions to the committee. Any ongoing, previously approved, or ratified related person transactions are reviewed annually.

Director Compensation

Director Compensation Program

The director compensation program is designed to appropriately compensate non-employee directors for serving on the board of a large, complex, and highly regulated company and to align their interests with stockholders. The nominating, governance and social responsibility committee reviews non-employee director compensation annually including benchmark information from peer companies, advice from an independent compensation consultant, and relevant compensation surveys. The following charts describe each component of our non-employee director compensation program for 2020. While Allstate's director compensation program is slightly below market median, no changes were recommended after the 2020 annual review.

NON-EMPLOYEE DIRECTOR



45%	55%
$125,000 Annual Cash Retainer[1]	**$155,000** Annual Equity[2]

ADDITIONAL ANNUAL CASH RETAINERS[1]



$50,000
Lead Director

$30,000
Compensation and Succession Committee Chair

$35,000
Audit Committee Chair and Risk and Return Committee Chair

$20,000
Nominating, Governance and Social Responsibility Committee Chair

---

[1] Paid quarterly in advance on the first business day of January, April, July, and October. The retainer is prorated for a director who joins the Board during a quarter.

[2] The Board believes that a meaningful portion of a director's compensation should be in the form of equity securities to create a linkage with corporate performance and stockholder interests. Directors are granted restricted stock units on June 1 equal in value to $155,000 divided by the closing price of a share of Allstate common stock on such grant date, rounded up to the nearest whole share.

Director Equity Compensation

- Equity makes up a meaningful portion of the directors' overall compensation mix to align interests with stockholders.
- A robust stock ownership guideline of five times the annual Board membership cash retainer supports alignment with stockholders' interests.
- Annual restricted stock units are granted under a fixed-value formula and in accordance with the stockholder approved 2017 Equity Compensation Plan for Non-Employee Directors. The aggregate grant date fair value of any award during a calendar year may not exceed $800,000.

Further Director Compensation Highlights

- Director total compensation, Lead Director and committee chair retainers, and equity grant practices are all benchmarked against insurance industry peer group and relevant compensation surveys to target total compensation at the median.
- No additional fees are paid for Board or committee meeting attendance.

Director Stock Ownership Guidelines

Each director is expected, within five years of joining the Board or within five years of an increase in annual retainer, if applicable, to accumulate an ownership position in Allstate common stock equal to five times the annual value of the cash retainer. Allstate's stock ownership guidelines specify that Allstate shares owned personally and beneficially, as well as unvested restricted stock units, count toward meeting the requirement.

Each director has met the ownership guideline, except for Messrs. Brown and Hume, who joined the Board within the last year.

2020 Director Compensation

The following table summarizes the compensation for each of our non-employee directors who served as a member of the Board and its committees in 2020.

Name	Leadership Roles Held During 2020	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Total ($)
Donald E. Brown		20,719	90,436	111,155
Kermit R. Crawford	Audit Committee Chair	160,000	155,045	315,045
Michael L. Eskew	Compensation and Succession Committee Chair	155,000	155,045	310,045
Richard T. Hume		69,025	142,115	211,140
Margaret M. Keane		125,000	155,045	280,045
Siddharth N. Mehta	Risk and Return Committee Chair	160,000	155,045	315,045
Jacques P. Perold		125,000	155,045	280,045
Andrea Redmond	Nominating, Governance and Social Responsibility Committee Chair	145,000	155,045	300,045
Gregg M. Sherrill		125,000	155,045	280,045
Judith A. Sprieser	Lead Director	175,000	155,045	330,045
Perry M. Traquina		125,000	155,045	280,045

[1]   Under the 2017 Equity Compensation Plan for Non-Employee Directors, directors may elect to receive Allstate common stock in lieu of cash compensation. In 2020, Margaret Keane elected to receive 100% of her retainer in stock. Also, under Allstate's Deferred Compensation Plan for Non-Employee Directors, directors may elect to defer their retainers to an account that is credited or debited, as applicable, based on (a) the fair market value of, and dividends paid on, Allstate common shares (common share units); (b) an average interest rate calculated on 90-day dealer commercial paper; (c) S&P 500 Index, with dividends reinvested; or (d) a money market fund. No director has voting or investment powers in common share units, which are payable solely in cash. Subject to certain restrictions, amounts deferred under the plan, together with earnings thereon, may be transferred between accounts and are distributed after the director leaves the Board in a lump sum or over a period not in excess of ten years in accordance with the director's instructions. For 2020, Messrs. Eskew and Traquina elected to defer their cash retainer into common share units. The accumulated amount of Allstate common share units as of December 31, 2020, for directors previously electing to defer their cash retainer, is reflected in the table below.

Amounts Deferred under Deferred Compensation Plan for Non-Employee Directors	Allstate Common Share Units (#)
Mr. Eskew	10,662
Mr. Traquina	5,632

[2]   Grant date fair value for restricted stock units granted in 2020 is based on the final closing price of Allstate common stock on the grant date, which in part also reflects the payment of expected future dividend equivalent rights. (See note 18 to our audited financial statements for 2020.) Messrs. Brown and Hume each received a prorated award when they joined the Board in 2020. The final grant date closing price was $99.07, except with respect to the prorated awards granted to Messrs. Brown and Hume, which were $88.75 and $95.70, respectively. The values were computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Each restricted stock unit entitles the director to receive one share of Allstate common stock on the conversion date (see footnote 3).

(3) The following table provides outstanding restricted stock units as of December 31, 2020, for each director. The value of the restricted stock units is based on the closing price of our common stock of $109.93 on December 31, 2020.

Name	Restricted Stock Units (#)	Value of Restricted Stock Units as of 12/31/20 ($)	Multiple of Annual Cash Retainer
Mr. Brown	1,019	112,019	0.9
Mr. Crawford	17,906	1,968,407	16.6
Mr. Eskew	13,245	1,456,023	11.8
Mr. Hume	1,485	163,246	1.3
Ms. Keane	4,840	532,061	7.1
Mr. Mehta	14,384	1,581,233	12.7
Mr. Perold	10,030	1,102,598	8.9
Ms. Redmond	33,378	3,669,244	31.1
Mr. Sherrill	4,840	532,061	5.3
Ms. Sprieser	43,028	4,730,068	37.8
Mr. Traquina	8,589	944,189	8.2

Restricted stock unit awards granted before September 15, 2008, convert into common stock one year after termination of Board service. Restricted stock unit awards granted on or after September 15, 2008, and before June 1, 2016, convert into common stock upon termination of Board service. Restricted stock units granted on or after June 1, 2016, convert into common stock on the earlier of the third anniversary of the date of grant or upon termination of Board service. Directors had the option to defer the conversion of the restricted stock units granted on June 1, 2016, for ten years from the date of grant or the later of termination of Board service or June 1, 2024. The conversion of restricted stock units granted after June 1, 2016, may be deferred for ten years or until termination of Board service. In addition to the conversion periods described above, restricted stock units will convert upon death or disability. Each restricted stock unit includes a dividend equivalent right that entitles the director to receive a payment equal to regular cash dividends paid on Allstate common stock.

Executive Compensation

PROPOSAL

2

Say-on-Pay: Advisory Vote on the Compensation of the Named Executives



The Board recommends a vote FOR this proposal.

- Independent oversight by compensation and succession committee with the assistance of an independent consultant.

- Executive compensation targeted at 50th percentile of peers and aligned with short- and long-term business goals and strategy.

- Compensation programs are working effectively. Annual incentive compensation funding for our named executives in 2020 was 120.7% of target, reflecting above maximum performance on Performance Net Income and below target performance on Total Premiums and Net Investment Income.

We conduct a say-on-pay vote every year at the annual meeting. While the vote is non-binding, the Board and the compensation and succession committee (the "committee" as referenced throughout the Compensation Discussion and Analysis and Executive Compensation sections) consider the results as part of their annual evaluation of our executive compensation program.

You may vote to approve or not approve the following advisory resolution on the executive compensation of the named executives:

> **RESOLVED, on an advisory basis, the stockholders of The Allstate Corporation approve the compensation of the named executives, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis and accompanying tables and narrative on pages 48-80 of the Notice of 2021 Annual Meeting and Proxy Statement.**

Compensation Discussion and Analysis

Our Compensation Discussion and Analysis describes Allstate's executive compensation program, including total 2020 compensation for our named executives listed below[1]:

1. **Thomas J. Wilson** Chair, President, and Chief Executive Officer (CEO)
2. **Mario Rizzo** Executive Vice President and Chief Financial Officer (CFO)
3. **Don Civgin** Vice Chair and CEO, Protection Products and Services
4. **Glenn T. Shapiro** President, Personal Property-Liability
5. **John Dugenske** President, Investments and Financial Products

[1] See Appendix C for a full list of Allstate's executive officers and titles.

Business Highlights

In 2020, Allstate delivered strong results and implemented multiple initiatives to drive long-term profitable growth. Our management team continued to advance all five Operating Priorities:

$2.4 billion

Distributed to stockholders in cash through stock repurchases and common stock dividends

Better serve customers	• Allstate acted quickly and led the industry in taking care of customers during the pandemic by providing two Shelter-in-Place Paybacks, financial flexibility through Special Payment Plans and offering free identity protection in 2020. • The Net Promoter Score, which measures how likely customers are to recommend us, increased for the enterprise.
Grow customer base	• Consolidated policies in force grew to 175.9 million in 2020, a 20.5% increase to the prior year. Property-Liability policies in force were down slightly compared to the prior year as Allstate brand growth was more than offset by a decline in the Encompass brand. • Protection Services policies in force grew to 136.3 million, a 28.6% increase to the prior year, driven by continued rapid expansion in Allstate Protection Plans.
Achieve target returns on capital	• Adjusted net income return on shareholders' equity* was 19.8% in 2020, primarily driven by strong Property-Liability results. • Allstate's return was above the long-term target adjusted net income return on equity** of 14% to 17%.
Proactively manage investments	• Total return on the $94.2 billion investment portfolio was 7.1% in 2020 as increased asset valuations offset a decline in net investment income. • Net investment income of $2.9 billion in 2020 was 9.7% below prior year reflecting lower reinvestment rates and reduced performance-based income.
Build long-term growth platforms	• Allstate made substantial progress in building higher growth business models to increase personal property-liability market share under the Allstate brand. • Allstate Protection Plans expanded its total addressable market through new accounts addressing furniture, appliances and entering international markets.

*   Measures used in this proxy statement that are not based on generally accepted accounting principles ("non-GAAP") are denoted with an asterisk (*). For definitions of these terms, please see the definitions of non-GAAP measures on **pages 93-96** of our 2021 Proxy Statement.

**   A reconciliation of this non-GAAP measure to return on common shareholders' equity, a GAAP measure, is not possible on a forward-looking basis because it is not possible to provide a reliable forecast for catastrophes or investment income on limited partnership interests, and prior year reserve reestimates are expected to be zero because reserves are determined based on our best estimate of ultimate losses as of the reporting date.

Comparison of Total Shareholder Return (%) Against Allstate Peers

5-YEAR
Allstate ranks
2 out of 11



3-YEAR
Allstate ranks
3 out of 11



1-YEAR
Allstate ranks
4 out of 11



■ Peers   ■ P&C Peers   ■ Life Peers   ■ Allstate

2020 Executive Compensation At-a-Glance

Allstate's executive compensation program is designed to ensure that the interests of our executives are aligned with our stockholders:

We Pay for Performance

The majority of our CEO's and other NEOs' compensation opportunity is at-risk and based on measurable performance goals.

We Establish a Strong Link Between Performance Measures and Strategic Objectives

Performance measures are linked to operating priorities designed to create long-term stockholder value.

2020 CEO Compensation Mix



9% Base Salary (Cash) · 26% Annual Incentive (Cash) · 65% Long-Term Incentive (Equity)

AT-RISK PERFORMANCE-BASED PAY: 91%

2020 Other NEO Compensation Mix



17% Base Salary (Cash) · 26% Annual Incentive (Cash) · 57% Long-Term Incentive (Equity)

AT-RISK PERFORMANCE-BASED PAY: 83%

Alignment of Pay with Performance

Annual Incentive Plan % of Target



MR. WILSON — 2018: 173.4%, 2019: 117.5%, 2020: 120.7%
MR. RIZZO — 2018: 173.4%, 2019: 117.5%, 2020: 135.4%
MR. CIVGIN — 2018: 186.1%, 2019: 133.9%, 2020: 120.7%
MR. SHAPIRO — 2018: 182.8%, 2019: 117.5%, 2020: 120.7%
MR. DUGENSKE — 2018: 173.4%, 2019: 117.5%, 2020: 120.7%

Annual Cash Incentive

120.7%

Pool funding as determined by these results

TOTAL PREMIUMS (in millions)[1]



Threshold · Target · Maximum

Actual Results: $40,258

$40,200 · $40,700 · $41,200

PERFORMANCE NET INCOME (in millions)[1]



Threshold · Target · Maximum

Actual Results: $4,967

$2,600 · $3,300 · $4,000

NET INVESTMENT INCOME (in millions)[1]



Threshold · Target · Maximum

Actual Results: $3,240

$3,115 · $3,400 · $3,685

^ Reflects 2019 actual results of Total Premiums of $39,455, Performance Net Income of $3,571, and Net Investment Income of $3,260

2018-2020 Performance Stock Awards

200%

Payout percentage

AVERAGE PERFORMANCE NET INCOME RETURN ON EQUITY[1]



Threshold · Target · Maximum

Actual Results: 19.1%

7.0%, · 13.5% · 15.0%

EARNED BOOK VALUE[1]



Threshold · Target · Maximum

Actual Results: 19.9%

7.0% · 12.5% · 14.0%

PSA % PAYOUT FOR ALL NEOs



2018: 161.5%, 2019: 200.0%, 2020: 200.0%

[1] For a description of how these measures are determined, see **pages 78-80**

Compensation Highlights

The committee actively solicits the views of our significant stockholders on executive compensation matters. In determining the structure and amount of executive pay, the committee carefully considered this feedback. **At our last stockholder meeting, 92% of votes cast supported our executive compensation program**. Investors generally believed that Allstate utilized many best practices and focused on pay for performance.

The committee considered the vote results, investor input and current market practices and made changes to respond to that feedback, as described below.

What We Heard	What We Did
Clearly describe how the pandemic and the use of discretion impacted annual incentive payouts	• The compensation and succession committee reviewed the executive compensation program and determined that **no changes were needed in light of the pandemic**. • The annual incentive compensation pool is calculated based on three numerical measures and no positive discretion has been applied to the pool in the last five years. Individual discretion is utilized to reward high performers, but this is funded by reducing amounts paid to other executives. A description of how the measures were calculated is included on **pages 56-58**. • The annual cash incentive awards for the CEO and three other NEOs were equal to the calculated funding level, with no discretion applied. As described on **page 54**, Mr. Rizzo received positive discretion.
Consider adding ESG-oriented goal, or other non-financial metric, in the executive compensation program	• In 2020, the annual incentive plan design is calculated using three numerical measures: Total Premiums, Performance Net Income and Net Investment Income. Beginning in 2021, we added a fourth measure, the Strategic Initiatives Scorecard, to measure the progress made against Transformative Growth and inclusive diversity and equity strategies throughout the year. • The Strategic Initiatives Scorecard measure will carry a 20% weighting.
Prefer that CEO receive change in control cash severance payable of two times the sum of base salary and target annual incentive	• Beginning in 2021, in the event of the CEO's termination without cause or termination for good reason within two years following a change in control, CEO will receive cash severance payable of two times the sum of base salary and target annual incentive, the same as the other executive officers.

Moreover, our program adheres to high standards of compensation governance.



What We Do

✔ Benchmark to Peers of Similar Industry, Size and Business Complexity
✔ Target Pay at 50th Percentile of Peers
✔ Independent Compensation Consultant
✔ Double Trigger in the Event of a Change in Control
✔ Maximum Payout Caps for Annual Cash Incentive Compensation and Performance Stock Awards ("PSAs")
✔ Robust Equity Ownership Requirements
✔ Clawback or Cancellation of Certain Compensation
✔ One-Year Minimum Equity Vesting Provision in the Equity Plan
✔ Provide clear rationale for the metrics used to fund the annual incentive plan



What We Do Not Do

✖ No Employment Agreements for Executive Officers
✖ No Guaranteed Annual Salary Increases or Bonuses
✖ No Special Tax Gross Ups
✖ No Repricing or Exchange of Underwater Stock Options
✖ No Plans that Encourage Excessive Risk-Taking
✖ No Hedging or Pledging of Allstate Securities
✖ No Inclusion of Equity Awards in Pension Calculations
✖ No Excessive Perks

Compensation Elements

The following table lists the elements of target direct compensation for our 2020 executive compensation program.

Short-Term	Mid-Term	Long-Term	
FIXED	VARIABLE		

Base Salary	Annual Cash Incentive Awards	Performance Stock Awards	Stock Options
Cash	Cash	Equity	Equity
			
13%[1]	26%[1]	36%[1]	25%[1]

Why We Pay This Element

Attract and retain executives with competitive level of cash compensation.	Motivate and reward executives for performance on key strategic, operational, and financial measures during the year.	Motivate and reward executives for performance on key long-term measures. Align the interests of executives with long-term stockholder value. Retain executive talent.	Align the interests of executives with long-term stockholder value. Retain executive talent.

Key Characteristics

Reviewed annually and adjusted when appropriate.	A corporate-wide funding pool based on performance on three measures: • Total Premiums[2] • Performance Net Income[2] • Net Investment Income[2] Pool is then allocated based on business unit and individual performance; positive net income required for any payout above target.	PSAs vest on the third anniversary of the grant date. Actual amounts of PSAs vesting based on performance on three-year Performance Net Income ROE[2] and Relative TSR[2] with a requirement of positive net income in order for our executives to earn PSAs for Average Performance Net Income ROE above target.	Non-qualified stock options to purchase shares at the market price when awarded. Vest ratably over three years. Expire in ten years or, in the event of retirement, the earlier of five years or normal expiration.

[1]   Represents the average of the target direct compensation elements for all of the named executives in 2020.

[2]   For a description of how these measures are determined, see **pages 78-80**. In 2021, Strategic Initiatives Scorecard was added as a fourth funding measure to the annual incentive plan to measure progress made against Transformative Growth and inclusive diversity and equity strategies. Items in Force Growth was added as a third measure to the PSAs to assess growth within the Allstate business segments.

Compensation Decisions for 2020

Thomas J. Wilson
Chair, President, and Chief Executive Officer

Our Chair, President, and CEO is responsible for managing the company's strategic direction, operating results, organizational health, ethics and compliance, and corporate responsibility.

2020 Performance
Mr. Wilson's compensation reflects his responsibilities, experience and performance, peer company CEO compensation and compensation program design. An independent compensation consultant provides guidance to the committee on plan design and actual compensation in comparison to operating results and peers.

Mr. Wilson's performance as Chair, President, and CEO is assessed over one- and three- year periods under the following five categories:

Operating Results
Strong results on all five 2020 Operating Priorities: Better Serve Customers, Achieve Target Economic Returns on Capital, Grow Customer Base, Proactively Manage Investments, and Build Long-term Growth Platforms.

Strategic Position
Designed and implementing strategy to increase market share in personal property-liability and expand protection solutions offered to customers. Significant progress in implementing Transformative Growth. Excellent results in expanding protection solutions through Allstate Protection Plans.

Leadership Team
Talented, experienced and highly engaged senior leadership team with excellent collaboration to achieve strategic vision. Ranked in Top 250 Best Managed Companies by the Wall Street Journal/Drucker Institute for 2018-2020.

Corporate Stewardship
Allstate recognized as "A Most Ethical Company" by Ethisphere for all three years. Corporate reputation and leadership of inclusive diversity and equity are highly rated.

Board Effectiveness
Excellent ratings of governance processes, board diversity and stockholder engagement.

2020 Compensation

Weighting		Actual	Target	Outcome
8.0%	Salary (Cash)	$1,375,962[1]	N/A	N/A
27.0%	Annual Incentive (Cash)	$4,889,565	300% of salary	120.7% of target
65.0%	Long-Term Incentive Award (Equity)	$11,717,087[2]	775% of salary	105% of target

Salary (Cash)
The committee did not adjust Mr. Wilson's salary of $1,350,000. Mr. Wilson's last salary increase was in February 2019.

Incentive Targets
Mr. Wilson's annual incentive targets did not change in 2020. Mr. Wilson's annual incentive target was 300% of salary and his target equity incentive opportunity was 775% of salary.

Annual Incentive (Cash)
Mr. Wilson's target annual incentive payment of 300% of base salary with a maximum funding opportunity for the award pool of 200% of target was unchanged in 2020. The committee approved an annual cash incentive award of $4,889,565, which was equal to the funding level as determined by the actual results for the three performance measures of 120.7% of target.

Long-Term Incentive Award (Equity)
In February 2020, based on its assessment of Mr. Wilson's performance in delivering strong business results in 2019, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $11,717,087, which was 105% above Mr. Wilson's target equity incentive award opportunity of 775% of salary due to positive discretion exercised by the committee.

[1] Actual salary is higher than salary approved by committee due to extra pay period during 2020.

[2] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. See footnote 1 to the *Summary Compensation Table* on **page 66** for more details on the Monte Carlo valuation.

Mario Rizzo

Executive Vice President and Chief Financial Officer

Mr. Rizzo has primary responsibility for the management of the company's overall financial condition, system of internal controls, capital allocation, financial reporting, investor relations, acquisitions and divestitures, capital market transactions, discontinued operations and data and analytics.

2020 Performance and Compensation

In 2020, Mr. Rizzo's annual performance was evaluated on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was above target funding with positive discretion applied.

- The annual incentive plan funded at 120.7% based on overall corporate results.
- Operating responsibilities well executed, including providing strong operational oversight and maintaining strong internal controls. Strong capital management with retiring preferred stock, issuing debt, and repurchasing common shares.
- Strategic position enhanced through National General acquisition and negotiating an agreement to sell Allstate Life Insurance Company.
- Leadership enhanced initiatives, including expense reductions and enhancing inclusive diversity and equity. Successfully completed debt issuance using only Minority, Women and Veteran owned banking enterprises.

Weighting		Actual	Target	Outcome
17.0%	Salary (Cash)	$752,039[1]	N/A	N/A
29.0%	Annual Incentive (Cash)	$1,250,000	125% of salary	135.4% of target
54.0%	Long-Term Incentive Award (Equity)	$2,298,227[2]	300% of salary	100% of target

Salary (Cash)

The committee approved an increase from $720,000 to $742,000 during 2020 based on evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets

Mr. Rizzo's annual incentive targets did not change in 2020. Mr. Rizzo's annual incentive target was 125% of salary and his target equity incentive opportunity was 300% of salary.

Annual Incentive (Cash)

The committee approved an annual cash incentive award of $1,250,000 for Mr. Rizzo, which was 135.4% of target and above the funding level as determined by the actual results for the three performance measures.

Long-Term Incentive Award (Equity)

In February 2020, based on its assessment of Mr. Rizzo's performance in delivering strong business results in 2019, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $2,298,227, which was Mr. Rizzo's target equity incentive award opportunity.

Don Civgin

Vice Chair and CEO, Protection Products and Services

Mr. Civgin is our vice chair and has overall corporate leadership responsibility and operational oversight of Allstate's protection services, which includes Allstate Dealer Services, Allstate Roadside Services, Answer Financial, Arity, Allstate Protection Plans and Avail.

2020 Performance and Compensation

In 2020, Mr. Civgin's performance was assessed based on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was at target funding with no discretion applied.

- The annual incentive plan funded at 120.7% based on overall corporate results. Protection products and services businesses had strong performance, particularly Allstate Protection Products. Arity, the telematics on demand business, continued to successfully evolve.
- Strong thought leadership in developing and executing strategies for market facing businesses and corporation.
- Collaborative partner and active mentorship with senior leaders.

Weighting		Actual	Target	Outcome
15.0%	Salary (Cash)	$905,769[1]	N/A	N/A
31.0%	Annual Incentive (Cash)	$1,810,861	175% of salary	120.7% of target
54.0%	Long-Term Incentive Award (Equity)	$3,128,087[2]	350% of salary	100% of target

Salary (Cash)

The committee approved an increase from $840,000 to $900,000 during 2020, based on evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets

Mr. Civgin's annual incentive and equity incentive target opportunities were increased based on an expansion of his role. Mr. Civgin's annual incentive target was 175% of salary (previously 125%) and his target equity incentive opportunity was 350% (previously 300%).

Annual Incentive (Cash)

The committee approved an annual cash incentive award of $1,810,861 for Mr. Civgin, which was equal to the funding level as determined by the actual results for the three performance measures of 120.7% of target.

Long-Term Incentive Award (Equity)

In February 2020, based on its assessment of Mr. Civgin's performance in delivering strong business results in 2019, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $3,128,087, which was Mr. Civgin's target equity incentive award opportunity.

[1] Actual salary is higher than salary approved by committee due to extra pay period during 2020.

[2] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. See footnote 1 to the *Summary Compensation Table* on **page 66** for more details on the Monte Carlo valuation.

Glenn T. Shapiro

President, Personal Property-Liability

Mr. Shapiro leads the personal property-liability businesses, which comprises approximately 80% of Allstate's total insurance premiums and contract charges.

2020 Performance and Compensation

In 2020, Mr. Shapiro's performance was assessed based on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was at target funding with no discretion applied.

- The annual incentive plan funded at 120.7% based on overall corporate results. Allstate personal property-liability business had strong operating and financial results. Exceptional response to impact of pandemic by executing Shelter-In-Place payback of almost $1 billion, transitioning to remote workforce and increasing focus on claims severity.
- Significant progress in implementing Transformative Growth to increase market share in personal property-liability. Developed operating plan to leverage National General capabilities in expanding independent agent businesses when the acquisition closed in early 2021.
- Engaging leader that directs and drives operating performance and change.

Weighting		Actual	Target	Outcome
17.0%	Salary (Cash)	$828,077[1]	N/A	N/A
29.0%	Annual Incentive (Cash)	$1,473,089	150% of salary	120.7% of target
54.0%	Long-Term Incentive Award (Equity)	$2,697,125[2]	325% of salary	100% of target

Salary (Cash)

The committee approved an increase from $780,000 to $820,000 during 2020 based on evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets

Mr. Shapiro's annual incentive targets did not change in 2020. Mr. Shapiro's annual incentive target was 150% of salary and his target equity incentive opportunity was 325% of salary.

Annual Incentive (Cash)

The committee approved an annual cash incentive award of $1,473,089 for Mr. Shapiro, which was equal to the funding level as determined by the actual results for the three performance measures of 120.7% of target.

Long-Term Incentive Award (Equity)

In February 2020, based on its assessment of Mr. Shapiro's performance in delivering strong business results in 2019, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $2,697,125, which was Mr. Shapiro's target equity incentive award opportunity.

John Dugenske

President, Investments and Financial Products

Mr. Dugenske is responsible for the company's investment portfolio, financial products, corporate strategy and business transformation.

2020 Performance and Compensation

In 2020, Mr. Dugenske's performance was assessed based on four criteria: overall corporate results, area of responsibility results, developing and implementing long-term strategy and corporate leadership. Compensation was at target funding with no discretion applied.

- The annual incentive plan funded at 120.7% based on overall corporate results. Strong overall investment return of 7.1% despite volatility in performance-based portfolio results.
- Supported development of Allstate life and annuities strategy, which resulted in the decision to divest these businesses. Expanded corporate business transformation oversight of Transformative Growth.
- Excellent leadership using decision clarity, measurement and performance feedback to drive performance and build leadership.

Weighting		Actual	Target	Outcome
17.0%	Salary (Cash)	$810,577[1]	N/A	N/A
29.0%	Annual Incentive (Cash)	$1,410,109	150% of salary	120.7% of target
54.0%	Long-Term Incentive Award (Equity)	$2,679,904[2]	325% of salary	100% of target

Salary (Cash)

The committee approved an increase from $775,000 to $800,000 during 2020 based on evaluation of his performance, level of responsibility, experience and target compensation as compared to the peer group.

Incentive Targets

Mr. Dugenske's annual incentive and equity incentive target opportunities were increased based on an expansion of his role. Mr. Dugenske's annual incentive target was 150% of salary (previously 125%) and his target equity incentive opportunity was 325% (previously 300%).

Annual Incentive (Cash)

The committee approved an annual cash incentive award of $1,410,109 for Mr. Dugenske, which was equal to the funding level as determined by the actual results for the three performance measures of 120.7% of target.

Long-Term Incentive Award (Equity)

In February 2020, based on its assessment of Mr. Dugenske's performance in delivering strong business results in 2019, his job scope, and market data, the committee granted him equity awards with a grant date fair value of $2,679,904, which was Mr. Dugenske's target equity incentive award opportunity.

[1] Actual salary is higher than salary approved by committee due to extra pay period during 2020.

[2] Reflects the accounting value of the equity award. This is higher than the closing price on the date of grant, which is used to calculate the number of performance-based shares awarded. See footnote 1 to the *Summary Compensation Table* on **page 66** for more details on the Monte Carlo valuation.

Incentive Design and Goal Setting

For the annual and long-term incentive programs, the committee oversees a rigorous and comprehensive goal-setting process. The committee uses performance measures in the annual and long-term programs that (1) align with the company's strategy, operating principles and priorities, and stockholder interests, (2) support the achievement of corporate goals, and (3) reflect the company's overall performance. The following timeline of key events reflects the committee's process:

Incentive Design, Payout, and Goal-Setting Process



Ongoing		
• Review compensation philosophy and objectives in light of company performance, goals and strategy, stockholder feedback, and external benchmarking	• Monitor compensation estimates in comparison to actual and relative performance	• Monitor compliance with management equity ownership requirements

APRIL-JULY

Benchmarking

- Evaluate peer group to determine if any changes are required for the next performance cycle
- Compare against peers' actual compensation paid, operating results, and shareholder returns over one, three and five years as provided by the independent compensation consultant's pay for performance analysis
- Review feedback from stockholders and governance firms on compensation
- Independent compensation consultant provides advice on incentive design and overall executive compensation program and executive pay levels
- The consultant also provides information on current market practices and industry trends

NOVEMBER-JANUARY

Establishing Plan Design and Key Metrics

- Establish plan design and performance measures
- Review the annual operating plan to establish target performance and ranges for threshold and maximum for the annual incentive program, and review historical and expected performance, market expectations and industry trends when approving the ranges of performance for the long-term incentive program
- Review operating plans and compensation measures for alignment with enterprise risk and return principles

FEBRUARY

Calculating Payouts

- Actual performance against goals determines the corporate pool for the annual incentive award
- CEO reviews overall company funding for each business area based on its operating performance in relationship to target performance goals
- Determine the number of performance stock awards that will vest for the applicable measurement period based on actual performance
- Review and approve salary adjustments and annual incentive payments and equity grants for executive officers

Salary

In setting executive salary levels, the committee uses the 50th percentile of total target direct compensation of our peer companies as a guideline, which supports Allstate's ability to compete effectively for and to retain executive talent. Annual merit increases for named executives are based on their performance and external benchmarking as provided by the independent compensation consultant.

Annual Cash Incentive Awards

- The committee sets annual cash incentive performance goals based on the annual operating plan. Target performance is equal to the operating plan. Threshold and maximum measures are based on a range of sensitivities relative to the operating plan. To further test the appropriateness of the ranges, the committee's independent consultant provides advice based on peer performance, market expectations and industry trends. The chief risk officer reviews the performance measures and ranges to ensure they are consistent with Allstate's risk and return principles.

- **Actual performance on the previously approved measures determines the overall funding level of the corporate pool and the aggregate total award budget for eligible employees. In 2020, the pool was funded based on the collective results of three measures: Total Premiums Written, Performance Net Income, and Net Investment Income.** Funding for each measure is equal to 0% below threshold, 50% at threshold, 100% at target and 200% at maximum, and results between threshold, target and maximum are subject to interpolation.

- In the event of a net loss, the corporate pool funding is reduced by 50% of actual performance for senior executives, including the named executive officers. For example, if performance measures ordinarily would fund the corporate pool at 60% and there was a net loss, then the corporate pool would be funded at 30% for senior executives. This mechanism ensures alignment of pay and performance in the event of multiple large natural catastrophes and/or extreme financial market conditions.

- **Target annual incentive percentages for each named executive are based on pay levels of peer companies and our benchmark target for total direct compensation at the 50th percentile.**

- We paid the 2020 cash incentive awards in March 2021. The following description shows how this corporate pool was funded and distributed to individual participants:

1 Determine Calculation of Corporate Funding Pool
Formulaic with calculation based on three performance measures established at beginning of period

- The total pool available for distribution was calculated based on three performance measures established by the committee at the beginning of the performance period:
  - *Total Premiums* (43.6%)[1] – captures growth and competitive position of the businesses
  - *Performance Net Income* (43.6%)[1] – aligns with stockholders' expectations of operating profitability
  - *Net Investment Income* (12.8%)[1] – reflects a significant component of profitability

- The committee approved the total company funding after the end of the performance period based on the actual results on these performance measures. For the actual results and detail on how each measure was defined and calculated, see **pages 78-79.**

The annual incentive compensation plan was funded at 120.7% of target in 2020 for officers.

[1] The numbers reflect the approximate percentage that each performance measure contributed to the total pool.

2 Determine Annual Incentive Payments to the Named Executives and other Executive Officers
Minimal discretion was applied to the Named Executives by the committee in 2020

- Committee's compensation recommendations **for the CEO** are reviewed and approved by the independent directors of our Board in executive session.

- Committee reviews and approves CEO recommendations **for executive officers** based on pool funding, the target annual incentive percentages for each NEO, and individual performance.

- The individual performance factors considered by the committee for both CEO and executive officer performance are outlined on **pages 53-55.**

The payout for the named executives ranged from $1.3 million to $4.9 million and the average was 122.3% of target.

③ Determine Annual Incentive Payment for Other Eligible Participants
The committee provides oversight of annual incentive processes and decisions below executive officers

- The CEO may allocate the corporate pool between the Market-Facing Businesses ("MFB") and Areas of Responsibility ("AOR") if justified by relative performance against annual operating goals and other key business success metrics.

For 2020, the CEO did not alter allocations between MFBs or AORs.

- Individual awards for eligible employees are determined by senior leaders.
  - **To align pay with individual performance, the highest quartile performing participants are expected to receive awards at least two times the payout earned by the lowest quartile performing participants.**

For 2020, actual differentiation for the top quartile was 2.1 times the lowest quartile.

Performance Stock Awards and Stock Options

- We grant equity awards annually to executives consistent with market practice and our philosophy that a significant amount of compensation should be in the form of equity. Additionally, from time to time, equity awards are granted to attract new executives and to retain existing executives.
- Since 2016, the mix of equity incentives for senior executives has been 60% PSAs and 40% stock options. We believe both PSAs and stock options are forms of performance-based incentive compensation because PSAs are earned based on achieving established performance goals and stock options require stock price appreciation to deliver value to an executive.

MEASUREMENTS AND WEIGHTINGS	PSAs granted prior to 2020	PSAs granted in 2020	PSAs granted in 2021 and thereafter
	70% Average Performance Net Income ROE	70% Average Performance Net Income ROE	50% Average Performance Net Income ROE
			30% Relative TSR
	30% Earned Book Value	30% Relative TSR	20% Items in Force Growth
MEASUREMENT PERIOD	← Three-years →		
VESTING	← Between 0% to 200% of the target number of PSAs granted →		

- The committee selected Performance Net Income ROE as one performance measure because it:
  - Measures performance in a way that is tracked and understood by investors.
  - Captures both income statement and balance sheet impacts, including capital management actions.
  - Correlates to changes in long-term stockholder value.
- Relative TSR was selected as the second measure because it is consistent with market practice and provides further alignment with stockholder interests while also recognizing factors that impact our industry and peers. Payouts under this performance measure are defined as 0% for performance less than 25th percentile, 50% for performance at the 25th percentile, 100% for performance at the 55th percentile, and 200% for performance at the 90th percentile, relative to a custom TSR peer group. For awards made in 2020, the TSR peer group consists of The Allstate Corporation, the compensation peers (**page 61**), S&P 500 Index, and S&P Financial Index. The Life and Accident & Health peers were removed from the TSR peer group for the 2021-2023 performance cycle. Allstate added three new Property & Casualty peers including Cincinnati Financial, American Financial, and W.R. Berkley. Peer groups are designed in consultation with our compensation consultant.
- Items in Force Growth was added as a third measure because it helps to assess growth within the Allstate business segments. Policy counts are based on number of items insured rather than number of customers.
- The measures are further described on **pages 79-80**. For each measure, the committee considered historical and expected performance, market expectations and industry trends when approving the range of performance.
- All PSA awards include a minimum or maximum amount of after-tax catastrophe losses if actual catastrophe losses are less than or exceed those amounts, respectively, which serves to decrease volatility and stabilize the measure.
- The committee requires positive net income in order for senior executives to earn PSAs based on Average Performance Net Income ROE above target. If Allstate has a cumulative net loss in a measurement period, the number of PSAs vested would not exceed target, regardless of the Average Performance Net Income ROE. This positive net income hurdle is included to prevent misalignment between Allstate reported net income and the

PSAs vested based on the Average Performance Net Income ROE result. This situation could occur if, for example, catastrophe losses or capital losses that are not included in Performance Net Income ROE result in a net loss for the period. For a description of the calculation, see **pages 79-80**.

- At the end of each measurement period, the committee certifies the level of achievement on each performance measure.

For the 2021-2023 award, the Average Performance Net Income ROE and Relative TSR measures are calculated, respectively, as follows[1]:



Performance Net Income[2]

Average for three years in the performance cycle

+

Catastrophe Losses

Adjusted to reflect a minimum or maximum amount of catastrophe losses

÷

Adjusted Common Shareholders' Equity[3]

Average of common shareholders' equity excluding unrealized gains and losses, after tax, at December 2020, and at the end of each year in the performance cycle

=

Average Performance Net Income ROE[4]

50% of PSA Performance Measure

$$\frac{\text{Final Average Adjusted Close Price}^{[5]} - \text{Initial Average Adjusted Stock Price}^{[6]}}{\text{Initial Average Adjusted Stock Price}^{[6]}}$$

Total Shareholder Return (TSR)

▶

TSR is ranked relative to 10 peer companies (including Allstate), S&P 500 Index, and S&P Financial Index[7]

30% of PSA Performance Measure

[1] For a description of how the Items in Force Growth measure is determined, see **page 80**.
[2] Performance Net Income for the 2021-2023 PSA award is defined on **pages 78-80**.
[3] Adjusted Common Shareholders' Equity for the 2021-2023 PSA award is defined on **page 79**.
[4] ROE calculation excludes parent holding company level deployable assets and associated income in excess of $2 billion.
[5] Final Average Adjusted Close Price is the average Adjusted Close Price over the 20 trading days prior to and including the final day of the Performance Period.
[6] Initial Average Adjusted Stock Price is the average Adjusted Stock Price over the 20 trading days prior to the first day of the Performance Period.
[7] See **pages 58 and 61** for information on these peer companies.

2021-2023 PERFORMANCE STOCK AWARD RANGE OF PERFORMANCE

	Performance Measures		
	Threshold	Target	Maximum
Average Performance Net Income ROE (50%)[1]	10%	16%	18%
Relative Percentile Rank TSR (30%)[2]	<25th	55th	90th
Items in Force (20%)[3]	-	-	-
Payout	0%	100%	200%

[1] Subject to positive net income hurdle. For a description of how this measure is determined, see **pages 79-80**.
[2] The 25th percentile would result in a 50% payout. If greater than the 25th percentile, results would be interpolated.
[3] Items in Force Growth 2021 performance measures are not included because target performance is set at the 3-year strategic plan, which is proprietary information. For a description of how this measure is determined, see **page 80**.

Equity Ownership Requirements

Instituted in 1996, stock ownership requirements oblige each of the named executives to own Allstate common stock worth a multiple of base salary to link management and stockholders' interests. The following chart shows the salary multiple requirement and the equity holdings that count toward the requirement.

The current stock ownership requirements apply to 93 of our senior executives and other officers as of December 31, 2020, and require these executives to hold 75% of net shares received as a result of equity compensation awards until their salary multiple requirements are met.

STOCK OWNERSHIP AS MULTIPLE OF BASE SALARY AS OF DECEMBER 31, 2020

Named Executive	Stock Ownership Requirement	Actual	Vested in the Money Option Value (after-tax)
Mr. Wilson	6	75.9	31.9
Mr. Rizzo	3	3.4	2.1
Mr. Civgin	3	20.6	1.9
Mr. Shapiro	3	3.1	0.7
Mr. Dugenske	3	6.4	1.8

76
times annual salary
The value of shares of Allstate's common stock held by Mr. Wilson as of December 31, 2020





What Counts Toward the Requirement

✔ Allstate shares owned personally and beneficially
✔ Shares held in the Allstate 401(k) Savings Plan
✔ Unvested restricted stock units

What Does Not Count Toward the Requirement

✘ Unexercised stock options
✘ Unvested performance stock awards

Policies on Hedging and Pledging Securities

We have a policy that prohibits all officers, directors, and employees from engaging in transactions in securities issued by Allstate or any of its subsidiaries that might be considered speculative and engaging in derivative or other transactions designed to hedge or offset any decrease in market value of the securities held by them, such as selling short or buying or selling options, puts or calls, and entering into prepaid variable forward contracts, equity swaps or collars. We also have a policy that prohibits senior executives and directors from pledging Allstate securities as collateral for a loan or holding such securities in a margin account, unless an exception is granted by the Chair or Lead Director (or by the Lead Director in the case of a request by the Chair).

Timing of Equity Awards and Grant Practices

Typically, the committee approves grants of equity awards during a meeting in the first fiscal quarter. The timing allows the committee to align awards with our annual performance and business goals.

Throughout the year, the committee may grant equity incentive awards to newly hired or promoted executives or to retain or recognize executives. The grant date for these awards was fixed as the third business day of a month following the later of committee action or the date of hire or promotion.

For additional information on the committee's practices, see portions of the Board Oversight and Board Meetings and Committees sections of this proxy statement on **pages 35** and **41**, respectively.

Peer Benchmarking

The committee monitors performance toward goals throughout the year and reviews the executive compensation program design and executive pay levels annually. As part of that evaluation, CAP, the committee's independent compensation consultant, provided executive compensation data, information on current market practices, and alternatives to consider when determining compensation for our named executives. The committee benchmarks executive compensation program design, executive pay, and performance against a group of peer companies that are publicly traded. Product mix, market segment, annual revenues, premiums, assets, and market value were considered when identifying peer companies. The committee believes Allstate competes against these companies for executive talent, business and stockholder investment. The committee reviews the composition of the peer group annually with the assistance of its compensation consultant.

The compensation consultant's recommendation has been to use a peer group that reflects Allstate's business and operations. Currently, eight out of ten of Allstate's peer companies also include Allstate in their respective peer company lists. The following table reflects the peer group used for 2020 compensation benchmarking. No changes were made to the peer group for 2021.

PEER COMPANIES[1]

Company Name	Revenue ($ in billions)	Market Cap ($ in billions)	Assets ($ in billions)	Premiums ($ in billions)	Total Shareholder Return (%)		
					One Year	Three Years	Five Years
AFLAC Inc.	22.1	30.8	165.1	18.6	-13.6	8.8	67.2
American International Group Inc.	43.7	32.6	586.5	31.4	-23.3	-30.4	-30.1
Chubb Limited	35.6	69.4	190.8	33.1	1.4	12.7	46.9
CNA Financial Corporation	10.8	10.6	64.0	7.6	-5.4	-8.0	64.1
The Hartford Financial Services Group Inc.	20.5	17.6	74.1	17.6	-16.9	-6.3	26.0
Manulife Financial Corporation	57.6	34.5	690.9	24.6	-7.2	-2.1	46.5
MetLife Inc.	67.8	41.9	795.1	47.6	-3.5	4.6	31.7
The Progressive Corporation	42.6	57.9	64.1	39.3	41.5	93.6	259.3
Prudential Financial Inc.	57.0	30.9	940.7	37.2	-11.5	-21.9	17.7
The Travelers Companies Inc.	32.0	35.4	116.8	29.0	5.4	11.4	40.1
Allstate	44.8	33.4	126.0	39.5	-0.1	11.6	95.0
Allstate Ranking Relative to Peers:							
Property and Casualty Insurance Products	2 of 8	5 of 8	4 of 8	2 of 8	4 of 8	3 of 8	2 of 8
Life Insurance and Financial Products	4 of 7	3 of 7	6 of 7	2 of 7	1 of 7	1 of 7	1 of 7
All Peer Companies	4 of 11	6 of 11	7 of 11	2 of 11	4 of 11	3 of 11	2 of 11

[1] Information as of year-end 2020.

The committee uses compensation surveys for certain executives that provide information on companies of similar size and business mix as Allstate, as well as companies with a broader market context.

The committee uses the 50th percentile of our peer group as a guideline in setting the target total direct compensation of our named executives. Within the guideline, the committee balances the various elements of compensation based on individual experience, job scope and responsibilities, performance, tenure, and market practices.

Other Elements of Compensation

To remain competitive with other employers and to attract, retain, and motivate highly talented executives and other employees, we offer the benefits listed in the following table.

Benefit or Perquisite	Named Executives	Other Officers and Certain Managers	All Full-time and Regular Part-time Employees
401(k)[1] and defined benefit pension	●	●	●
Supplemental retirement benefit	●	●	
Health and welfare benefits[2]	●	●	●
Supplemental long-term disability	●	●	
Deferred compensation	●	●	
Tax preparation and financial planning services[3]	●	●	
Personal use of aircraft, ground transportation, and mobile devices[4]	●	●	
Tickets to Allstate events[5]	●	●	●

[1] Allstate contributed $0.80 for every dollar of matchable pre-tax or Roth 401(k) deposits made in 2020 (up to 5% of eligible pay).

[2] Including medical, dental, vision, life, accidental death and dismemberment, long-term disability, and group legal insurance. For named executives and other officers, Allstate offers an executive physical program.

[3] All officers are eligible for tax preparation services. Financial planning services were provided only to senior executives.

[4] The Board encourages the CEO to use our corporate aircraft when it improves his efficiency in managing the company, even if it is for personal purposes. Personal usage is counted as taxable compensation. In limited circumstances approved by the CEO, other senior executives are permitted to use our corporate aircraft for personal purposes. In addition to, and separate from, the use of corporate aircraft for personal use, Mr. Wilson can utilize the company's arrangements with FlexJet and pay FlexJet directly for incremental incurred costs in accordance with Federal Aviation Administration regulations. Ground transportation is available to senior executives. Mobile devices are available to senior executives, other officers, and certain managers and employees depending on their job responsibilities.

[5] Tickets to Allstate-sponsored events or the Allstate Arena are offered as recognition for service.

Retirement Benefits

Each named executive participates in two different defined benefit pension plans. The Allstate Retirement Plan (ARP) is a tax qualified defined benefit pension plan available to all of our regular full-time and part-time employees who meet certain age and service requirements. The ARP provides an assured retirement income based on an employee's level of compensation and length of service at no cost to the employee. As the ARP is a tax qualified plan, federal tax law limits (1) the amount of an individual's compensation that can be used to calculate plan benefits and (2) the total amount of benefits payable to a plan participant on an annual basis. For certain employees, these limits may result in a lower benefit under the ARP than would have been payable otherwise. Therefore, the Supplemental Retirement Income Plan (SRIP) is used to provide ARP-eligible employees whose compensation or benefit amount exceeds the federal limits with an additional defined benefit in an amount equal to what would have been payable under the ARP if the federal limits did not exist. Effective January 1, 2014, Allstate modified its defined benefit pension plans so that thereafter, all eligible employees earn pension benefits under a new cash balance formula.

Change in Control and Post-Termination Benefits

Consistent with our compensation objectives, we offer these benefits to attract, motivate, and retain executives. Change in control benefits and post-termination benefits are designed to maintain alignment between the interests of our executives and our stockholders in the event of a sale or merger of the company.

The following summarizes Allstate's change in control benefits for the executive officers:

- In 2020, the amount of cash severance payable to the CEO under the change in control severance plan (the "CIC Plan") was three times the sum of base salary and target annual incentive. For the other executive officers, the amount of cash severance payable was two times the sum of base salary and target annual incentive. **NEW** Beginning in 2021, the amount of cash severance payable to the CEO is two times the sum of base salary and target annual incentive, in line with the other named executives.
- The CIC Plan does not include excise tax gross ups or a lump sum cash pension enhancement.
- In order to receive the cash severance benefits under the CIC Plan, a participant must have been terminated (other than for cause, death, or disability) or the participant must have terminated employment for good reason (such as adverse changes in the terms or conditions of employment, including a material reduction in base compensation, a material change in authority, duties, or responsibilities, or a material change in job location) within two years following a change in control.
- Long-term equity incentive awards vest on an accelerated basis due to a change in control only if the participant has been terminated (other than for cause, death, or disability) or the participant terminated employment for good reason (as defined above) within two years following a change in control.

The change in control and post-termination arrangements that are described in the *Potential Payments as a Result of Termination or Change in Control* section on **pages 75-76** are not provided exclusively to the named executives. A larger group of management employees is eligible to receive many of the post-termination benefits described in that section.

Clawback of Compensation

Equity awards granted beginning in 2020 and annual cash incentive awards for performance years beginning in 2020 are subject to clawback in accordance with the clawback policy approved by the committee. The clawback policy provides for the recovery of certain equity awards and annual cash incentive awards to executive officers and other executive vice presidents. If performance results are later subject to a downward adjustment as a result of a material financial restatement, irrespective of cause, then the paid awards are recalculated with revised results with the compensation overpayment subject to clawback. The clawback policy also provides for recovery of equity and annual cash incentive awards in certain circumstances if an executive is terminated for improper conduct that leads to a material adverse impact on the reputation of, or a material adverse economic consequence for, the company.

Earned Annual Cash Incentive Awards

In 2020, the total corporate pool was based on three measures: Total Premiums, Performance Net Income, and Net Investment Income. The 2020 annual incentive plan targets for Total Premiums and Net Investment Income were above 2019 actual results. Total Premiums target was set above the prior year as it has been for at least the last decade. Performance Net Income target for 2020 was set below 2019 actual results, reflecting normalized catastrophes in 2020 and favorable prior-year reserve re-estimates in 2019 partially offset by increased 2020 performance-based investment income. Net Investment Income target was set above 2019 driven by higher performance-based investment income and the inclusion of performance-based realized capital gains in the measure, partially offset by lower market-based income increases.

The 2021 annual incentive plan targets are not included since those targets do not relate to 2020 pay, and because target performance is set at the 2021 operating plan, which is proprietary information.

	2019			2020		
Measure	**Target**	**Actual**	**Payout %**	**Target**	**Actual**	**Payout %**
Total Premiums (*$ in millions*)	39,800	39,455	75.4%	40,700	40,258	55.8%
Performance Net Income (*$ in millions*)	3,150	3,571	164.8%	3,300	4,967	200.0%
Net Investment Income (*$ in millions*)	3,315	3,260	87.5%	3,400	3,240	71.9%
Aggregate Payout Percentage for Named Executives	—	—	117.5%	—	—	120.7%

For a description of how the 2020 measures are determined, see **pages 78-79**. The ranges of performance and 2020 actual results are shown in the following table.

2020 ANNUAL CASH INCENTIVE AWARD RANGES OF PERFORMANCE

Measure	**2019 Actual Results**	**2020 Threshold**	**2020 Target**	**2020 Maximum**	**2020 Actual Results**	**Increase/(Decrease) Versus 2019 Actual Results**	**% Target**
Total Premiums (*$ in millions*)	39,455	40,200	40,700	41,200	40,258	803	55.8%
Performance Net Income (*$ in millions*)	3,571	2,600	3,300	4,000	4,967	1,396	200.0%
Net Investment Income (*$ in millions*)	3,260	3,115	3,400	3,685	3,240	(20)	71.9%
Payout Percentages[1]							
Named Executives		50%[2]	100%	200%			120.7%

[1] Payout percentages reflect contribution to incentive compensation pool.
[2] Actual performance below threshold results in a 0% payout.

Performance Stock Awards ("PSAs")

For the last five PSA grants, the performance measures and levels of performance needed to earn the threshold, target and maximum number of PSAs, as well as actual results and payout percentages, are set forth in the table below. The total shareholder returns for Allstate and its peers are also shown for completed cycles.

PERFORMANCE STOCK AWARDS RANGES OF PERFORMANCE

Performance Cycle	Threshold	Target	Maximum	Actual Results	Payout Percentage	Total Shareholder Return	
						Allstate	Peers
Vested Awards							
2016-2018					161.5%	40.7%	25.3%
- Performance Net Income ROE (70%)	6.0%	13.0%	14.0%	13.9%	190%		
- Earned Book Value (30%)	6.0%	12.0%	15.0%	11.7%	95%		
2017-2019					200%	60.4%	34.4%
- Performance Net Income ROE (70%)	6.0%	11.0%	13.0%	16.2%	200%		
- Earned Book Value (30%)	6.0%	9.0%	11.0%	17.2%	200%		
2018-2020					200%	11.6%	14.2%
- Performance Net Income ROE (70%)	7.0%	13.5%	15.0%	19.1%	200%		
- Earned Book Value (30%)	7.0%	12.5%	14.0%	19.9%	200%		

Performance Cycle	Threshold	Target	Maximum	Actual Results	Payout Percentage
Outstanding Awards					
2019-2021					
- Performance Net Income ROE (70%)	7.0%	14.0%	16.0%	Two year results are above	
- Earned Book Value (30%)	7.0%	12.0%	14.0%	target for both measures[1]	
2020-2022					
- Performance Net Income ROE (70%)	7.0%	14.0%	17.0%	One year results are above	
- Relative TSR (30%)	<25th	55th	90th	target for both measures[1]	
Payout Percentages	0%	100%	200%		

Subject to positive net income hurdle for Performance Net Income ROE

[1] Payouts under the PSAs are based on performance over the three-year period, and actual results will not be known until the end of the performance period.

The following table shows the target number of PSAs granted to each of our named executives for the 2018-2020, 2019-2021, and 2020-2022 performance cycles.

PERFORMANCE CYCLE[1]

Named Executive	Target Number of PSAs for		
	2018-2020 Performance Cycle	2019-2021 Performance Cycle	2020-2022 Performance Cycle
Mr. Wilson	62,635	65,380	53,175
Mr. Rizzo	13,578	13,628	10,430
Mr. Civgin	15,517	15,964	14,196
Mr. Shapiro	15,760	15,818	12,240
Mr. Dugenske	14,871	14,601	12,162

[1] The actual number of PSAs that will vest will vary from 0% to 200% of the target PSAs based on Average Performance Net Income ROE, Earned Book Value (for awards granted prior to 2020) and Relative TSR (for awards granted in 2020) for the applicable measurement period. The number of PSAs that vest will be determined in 2021, 2022, and 2023 respectively.

Compensation Committee Report

The committee has reviewed and discussed with management the Compensation Discussion and Analysis contained on **pages 48-65** of this proxy statement. Based on such review and discussions, the committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation and Succession Committee

MICHAEL L. ESKEW (CHAIR)   **MARGARET M. KEANE**   **ANDREA REDMOND**

JUDITH A. SPRIESER   **PERRY M. TRAQUINA**

Summary Compensation Table

The following table summarizes the compensation of the named executives for the last three fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)	Total Without Change in Pension Value ($)[5]
Thomas J. Wilson Chair, President, and Chief Executive Officer	2020	1,375,962	—	7,312,094	4,404,993	4,889,565	3,116,842	26,930	21,126,386	18,009,544
	2019	1,340,385	—	6,045,035	4,030,005	4,730,100	3,354,557	115,614	19,615,696	16,261,139
	2018	1,290,385	—	5,812,528	3,874,998	6,719,194	873,170	116,971	18,687,246	17,814,076
Mario Rizzo Executive Vice President and Chief Financial Officer	2020	752,039	—	1,434,229	863,998	1,250,000	516,698	26,112	4,843,076	4,326,378
	2019	716,154	—	1,260,045	840,002	1,053,000	531,414	25,530	4,426,145	3,894,731
	2018	690,577	—	1,260,038	840,004	1,510,788	—	25,391	4,326,798	4,326,798
Don Civgin Vice Chair and CEO, Protection Products and Services	2020	905,769	—	1,952,092	1,175,995	1,810,861	113,798	28,664	5,987,179	5,873,381
	2019	836,154	—	1,476,031	983,993	1,400,000	111,961	33,101	4,841,240	4,729,279
	2018	816,154	—	1,439,978	960,000	1,900,000	80,984	37,580	5,234,696	5,153,712
Glenn T. Shapiro President, Personal Property-Liability	2020	828,077	—	1,683,122	1,014,003	1,473,089	67,206	34,382	5,099,879	5,032,673
	2019	774,231	—	1,462,532	974,999	1,366,000	77,506	35,281	4,690,549	4,613,043
	2018	743,942	—	1,462,528	974,995	2,050,000	46,564	38,270	5,316,299	5,269,735
John Dugenske President, Investments and Financial Products	2020	810,577	—	1,672,397	1,007,507	1,410,109	59,411	25,482	4,985,483	4,926,072
	2019	770,193	—	1,350,008	900,001	1,132,000	64,737	24,760	4,241,699	4,176,962
	2018	745,192	2,000,000	1,380,029	920,007	1,616,607	78,006	24,560	6,764,401	6,686,395

[1]   This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives. The value of PSAs assumes target-level performance, which is the probable achievement level of the performance conditions. The number of PSAs granted in 2020 to each named executive is provided in the *Grants of Plan-Based Awards* table on **page 68**. The value of the PSAs granted in 2020 if maximum corporate performance were to be achieved is as follows: Mr. Wilson $11,937,096, Mr. Rizzo $2,341,399, Mr. Civgin $3,186,817, Mr. Shapiro $2,747,721, and Mr. Dugenske $2,730,211.

The aggregate grant date fair value of PSAs granted in 2020, 2019, and 2018, is computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718 (ASC 718). The fair value of PSAs that do not include a market-based condition is based on the final closing price of Allstate's common stock on the grant date, which reflects the payment of expected future dividends. The fair value of the PSA component with a market-based condition is measured on the grant date using a Monte Carlo simulation model. Market-based condition measures the company's TSR relative to the TSR of peer companies, expressed in terms of the company's TSR percentile rank among the peer companies, over a three calendar-year performance period. The Monte Carlo simulation model uses a risk-neutral framework to model future stock price movements based upon the risk-free rate of return at the time of grant, volatilities of the company and the peer companies, and expected term assumed to be equal to the remaining measurement period. The market value in part reflects the payment of expected future dividends.

For the year ended December 31, 2020, the 2020 PSA component with a market-based condition assumes a risk-free rate of 1.4%, volatility of 16.9%, average peer volatility of 35.1% and an expected term of 2.9 years. See note 18 to our audited financial statements for 2020.

[2]   The aggregate grant date fair value of option awards is computed in accordance with FASB ASC 718. The fair value of each option award is estimated on the grant date using a binomial lattice model and the assumptions (see note 18 to our audited financial statements for 2020) as set forth in the following table:

	2020	2019	2018
Weighted average expected term	6.1 years	5.8 years	5.7 years
Expected volatility	16.3%-37.1%	15.6 - 28.9%	15.6-30.7%
Weighted average volatility	17.6%	18.4%	19.8%
Expected dividends	1.6%-2.4%	1.9 - 2.2%	1.5-2.2%
Weighted average expected dividends	1.8%	2.2%	2.0%
Risk-free rate	0.1%-1.8%	1.3 - 2.7%	1.3-3.2%

This amount reflects an accounting expense and does not correspond to actual value that will be realized by the named executives. The number of options granted in 2020 to each named executive is provided in the *Grants of Plan-Based Awards* table on **page 68**.

[3]   Amounts reflect the aggregate increase in actuarial value of the pension benefits as set forth in the *Pension Benefits* table, accrued during 2020, 2019, and 2018. These are benefits under the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP). Non-qualified deferred compensation earnings are not reflected since our Deferred Compensation Plan does not provide above-market earnings. The pension plan measurement date is December 31. (See note 17 to our audited financial statements for 2020.)

The following table reflects the respective change in the actuarial value of the benefits provided to the named executives in 2020:

Name	ARP ($)	SRIP ($)
Mr. Wilson	203,762	2,913,080
Mr. Rizzo	287,464	229,234
Mr. Civgin	14,399	99,399
Mr. Shapiro	8,840	58,366
Mr. Dugenske	8,539	50,872

Interest rates and other assumptions can have a significant impact on the change in pension value from one year to another.

(4)   The following table describes the incremental cost of other benefits provided in 2020 that are included in the "All Other Compensation" column.

Name	Personal Use of Aircraft[1] ($)	401(k) Match[2] ($)	Other[3] ($)	Total All Other Compensation ($)
Mr. Wilson	0	11,400	15,530	26,930
Mr. Rizzo	0	11,400	14,712	26,112
Mr. Civgin	0	11,400	17,264	28,664
Mr. Shapiro	0	11,400	22,982	34,382
Mr. Dugenske	0	11,400	14,082	25,482

(1)   When applicable, the amount reported for personal use of aircraft is based on the incremental cost method, which is calculated based on Allstate's average variable costs per flight hour. Variable costs include fuel, maintenance, on-board catering, landing/ramp fees, and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of flight hours flown by the aircraft to derive an average variable cost per flight hour. This average variable cost per flight hour is then multiplied by the flight hours flown for personal use to derive the incremental cost. This method of calculating the incremental cost excludes fixed costs that do not change based on usage, such as pilots' and other employees' salaries, costs incurred in purchasing the aircraft, and non-trip-related hangar expenses. In 2020, no named executives used the corporate aircraft for personal use. Mr. Wilson did utilize the company's arrangements with FlexJet and paid FlexJet directly for incremental incurred costs.

(2)   Each of the named executives participated in our 401(k) plan during 2020. The amount shown is the amount allocated to their accounts as employer matching contributions.

(3)   "Other" consists of personal benefits and perquisites related to mobile devices, tax preparation services, financial planning, ground transportation, executive physical related items and supplemental long-term disability coverage. There were no incremental costs for the use of mobile devices or executive physical related items. We provide supplemental long-term disability coverage to all regular full- and part-time employees who participate in the long-term disability plan and whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan. This coverage is self- insured (funded and paid for by Allstate when obligations are incurred). No obligations for the named executives were incurred in 2020, and therefore, no incremental cost is reflected in the table.

(5)   We have included an additional column to show total compensation minus the change in pension value. The amounts reported in this column may differ substantially from, and are not a substitute for, the amounts reported in the "Total" column required under SEC rules. The change in pension value is subject to several external variables, including interest rates, that are not related to company or individual performance and may differ significantly based on the formula under which the benefits were earned.

Grants of Plan-Based Awards at Fiscal Year-end 2020

The following table provides information about awards granted to our named executives during fiscal year 2020.

Name	Grant Date	Plan Awards[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[4]	Grant Date Fair Value ($)[5]	
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			Stock Awards	Option Awards
Mr. Wilson	—	Annual cash incentive	2,025,000	4,050,000	10,000,000							
	02/19/2020	PSAs				0	53,175	106,350			7,312,094	
	02/19/2020	Stock options							240,710	124.26		4,404,993
Mr. Rizzo	—	Annual cash incentive	461,496	922,992	3,691,968							
	02/19/2020	PSAs				0	10,430	20,860			1,434,229	
	02/19/2020	Stock options							47,213	124.26		863,998
Mr. Civgin	—	Annual cash incentive	749,963	1,499,927	5,999,708							
	02/19/2020	PSAs				0	14,196	28,392			1,952,092	
	02/19/2020	Stock options							64,262	124.26		1,175,995
Mr. Shapiro	—	Annual cash incentive	610,076	1,220,152	4,880,608							
	02/19/2020	PSAs				0	12,240	24,480			1,683,122	
	02/19/2020	Stock options							55,410	124.26		1,014,003
Mr. Dugenske	—	Annual cash incentive	583,993	1,167,986	4,671,944							
	02/19/2020	PSAs				0	12,162	24,324			1,672,397	
	02/19/2020	Stock options							55,055	124.26		1,007,507

[1] Awards under the Annual Executive Incentive Plan and the 2019 Equity Incentive Plan. An explanation of the amount of salary and bonus in proportion to total compensation can be found under the *Compensation Elements* and *Compensation Decisions for 2020* captions on **pages 52-55**.

[2] The amounts in these columns consist of the threshold, target, and maximum annual cash incentive awards for the named executives. The threshold amount for each named executive is 50% of target, as the minimum amount payable (subject to individual performance) if threshold performance is achieved. If the threshold is not achieved, the payment to the named executives would be zero. The target amount is based upon achievement of the performance measures listed under the *Earned Annual Cash Incentive Awards* caption on **page 63**. The maximum amount is equal to 200% of target plus an additional individual performance factor of 200% of plan funding to recognize extraordinary performance, subject to the maximum of $10 million that may be paid to any participant for any fiscal year under the Annual Executive Incentive Plan. In 2020, one named executive received positive discretion for a cash incentive award greater than the pool payout percentage as calculated at 120.7%. For a description of the ranges of performance established by the committee for the 2020 annual incentive, see **page 63**.

[3] The amounts shown in these columns reflect the threshold, target, and maximum PSAs for the named executives. The threshold amount for each named executive is 0% payout. The target and maximum amounts are based upon achievement of the performance measures listed under the *Performance Stock Awards* caption on **page 64**.

[4] The exercise price of each option is equal to the closing sale price on the NYSE on the grant date or, if there was no such sale on the grant date, then on the last previous day on which there was a sale.

[5] The aggregate grant date fair value of the PSAs was $137.51 and for stock option awards was $18.30, computed in accordance with FASB ASC 718. The assumptions used in the valuation are discussed in footnotes 1 and 2 to the *Summary Compensation Table* on **page 66**.

Performance Stock Awards ("PSAs")

PSAs represent our promise to transfer shares of common stock in the future if certain performance measures are met. For the awards granted in 2020, the actual number of PSAs that vest will vary from 0% to 200% of target PSAs based on Average Performance Net Income ROE (70%) and Relative TSR (30%) results for a three-year measurement period. For a definition of how those measures are calculated, see **pages 79-80.** Vested PSAs will be converted into shares of Allstate common stock and dividend equivalents accrued on these shares will be paid in cash. No dividend equivalents will be paid prior to vesting. PSAs will vest following the end of the three-year performance cycle if the performance conditions are met, subject to continued employment (other than in the event of death, disability, retirement, or a qualifying termination following a change in control).

Stock Options

Stock options represent an opportunity to buy shares of Allstate common stock at a fixed exercise price at a future date. Stock options align the interests of executives with long-term stockholder value since the stock price must appreciate from the grant date for the executives to earn compensation.

Under our stockholder-approved equity incentive plan, the exercise price cannot be less than the closing price of a share on the grant date. Stock option repricing is not permitted.

All stock option awards have been made in the form of non-qualified stock options. The options granted to the named executives become exercisable over three years. One-third of the stock options become exercisable on the anniversary of the grant date for each of the three years subject to continued employment through each anniversary date, except in the event of retirement, death, disability or a qualifying termination following change in control. All of the options expire ten years from the grant date, unless an earlier date has been approved by the committee in connection with certain change in control situations or other special circumstances such as termination, death, or disability.

Outstanding Equity Awards at Fiscal Year-end 2020

The following table summarizes the outstanding equity awards of the named executives as of December 31, 2020.

	Option Awards[1]					Stock Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)[2]	Number of Securities Underlying Unexercised Options Unexercisable (#)[2]	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[4]
Mr. Wilson	02/12/2013	363,409		45.61	02/12/2023					
	02/18/2014	309,237		52.18	02/18/2024					
	02/18/2015	294,494		70.71	02/18/2025					
	02/11/2016	295,324		62.32	02/11/2026					
	02/09/2017	248,447		78.35	02/09/2027					
	02/22/2018	151,604	75,802	92.80	02/22/2028					
						02/22/2018	125,270	13,770,931		
	02/08/2019	89,915	179,831	92.46	02/08/2029					
						02/08/2019			130,760	14,374,447
	02/19/2020	0	240,710	124.26	02/19/2030					
						02/19/2020			106,350	11,691,056

Name	Option Awards[(1)]					Stock Awards				
	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)[(2)]	Number of Securities Underlying Unexercised Options Unexercisable (#)[(2)]	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[(3)]	Market Value of Shares or Units of Stock That Have Not Vested ($)[(4)]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)[(5)]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[(4)]
Mr. Rizzo	02/21/2012	12,763		31.56	02/21/2022					
	02/18/2015	5,202		70.71	02/18/2025					
	02/11/2016	9,887		62.32	02/11/2026					
	02/09/2017	10,559		78.35	02/09/2027					
	02/22/2018	32,864	16,432	92.80	02/22/2028					
						02/22/2018	27,156	2,985,259		
	02/08/2019	18,741	37,484	92.46	02/08/2029					
						02/08/2019			27,256	2,996,252
	02/19/2020	0	47,213	124.26	02/19/2030					
						02/19/2020			20,860	2,293,140
Mr. Civgin	02/09/2017	64,596		78.35	02/09/2027					
	02/22/2018	37,558	18,780	92.80	02/22/2028					
						02/22/2018	31,034	3,411,568		
	02/08/2019	21,954	43,909	92.46	02/08/2029					
						02/08/2019			31,928	3,509,845
	02/19/2020	0	64,262	124.26	02/19/2030					
						02/19/2020			28,392	3,121,133
Mr. Shapiro										
	02/22/2018	38,145	19,073	92.80	02/22/2028					
						02/22/2018	31,520	3,464,994		
	02/08/2019	21,753	43,508	92.46	02/08/2029					
						02/08/2019			31,636	3,477,745
	02/19/2020	0	55,410	124.26	02/19/2030					
						02/19/2020			24,480	2,691,086
Mr. Dugenske	03/03/2017	57,540		81.86	03/03/2027					
	02/22/2018	35,994	17,997	92.80	02/22/2028					
						02/22/2018	29,742	3,269,538		
	02/08/2019	20,080	40,161	92.46	02/08/2029					
						02/08/2019			29,202	3,210,176
	02/19/2020	0	55,055	124.26	02/19/2030					
						02/19/2020			24,324	2,673,937

(1) The options vest over three years: one-third will become exercisable on the anniversary of the grant date for each of the three years. The exercise price of each option is equal to the closing price of Allstate's common stock on the grant date.

(2) The aggregate value and aggregate number of exercisable and unexercisable in-the-money options as of December 31, 2020, for each of the named executives are as follows:

Name	Exercisable		Unexercisable	
	Aggregate Number (#)	Aggregate Value ($)	Aggregate Number (#)	Aggregate Value ($)
Mr. Wilson	1,752,430	78,857,083	255,633	4,440,136
Mr. Rizzo	90,016	2,898,796	53,916	936,325
Mr. Civgin	124,108	3,066,847	62,689	1,088,791
Mr. Shapiro	59,898	1,033,449	62,581	1,086,805
Mr. Dugenske	113,614	2,582,523	58,158	1,009,902

(3) The PSAs vested in one installment on the day before the third anniversary of the grant date, February 21, 2021.

(4) Amount is based on the closing price of our common stock of $109.93 on December 31, 2020.

(5) For awards granted prior to 2020, the PSAs vest in one installment on the day before the third anniversary of the grant date. Beginning in 2020, the PSAs vest in one installment on the third anniversary of the grant date. The number of shares that ultimately vest may range from 0 to 200% of the target depending on actual performance during the three-year performance period. For a description of the PSA program and the performance measures used, see **pages 58-59** and **64**. The number of PSAs reflected in this column for the 2019 and 2020 awards is the number of shares that would vest if the maximum level of performance is achieved. Final payouts under the PSAs will not be known until the respective performance period is completed.

Option Exercises and Stock Vested During 2020

The following table summarizes the options exercised by the named executives during 2020 and the PSAs or restricted stock units that vested during 2020.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Mr. Wilson	891,868	62,132,669	137,844	17,151,929
Mr. Rizzo	10,804	756,238	5,858	728,911
Mr. Civgin	0	0	35,840	4,459,571
Mr. Shapiro	14,378	392,022	23,932	2,977,859
Mr. Dugenske	0	0	81,012	7,815,413

(1) The dollar amount realized upon exercise of the option is determined based on the difference between the market price of the underlying securities at exercise and the exercise price of the options.

(2) The dollar amount realized upon vesting is determined based on the market value underlying the shares on the vesting date.

Retirement Benefits

The following table provides information about the pension plans in which the named executives participate. Each of the named executives participates in the Allstate Retirement Plan (ARP) and the Supplemental Retirement Income Plan (SRIP).

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1][2] ($)	Payments During Last Fiscal Year ($)
Mr. Wilson	ARP	27.8	1,615,202	0
	SRIP	27.8	22,913,279	0
Mr. Rizzo	ARP	31.9	1,559,999	0
	SRIP	31.9	1,080,758	0
Mr. Civgin	ARP	12.3	112,401	0
	SRIP	12.3	724,099	0
Mr. Shapiro	ARP	4.8	32,227	0
	SRIP	4.8	197,534	0
Mr. Dugenske	ARP	3.8	24,094	0
	SRIP	3.8	178,060	0

(1) These amounts are estimates and do not necessarily reflect the actual amounts that will be paid to the named executives, which will be known only at the time they become eligible for payment. The present value of the accumulated benefit was determined using the same measurement date (December 31, 2020) and material assumptions that we use for year-end financial reporting purposes, except that we made no assumptions for early termination, disability, or pre-retirement mortality. Other assumptions include the following:

- Retirement at the normal retirement age as defined in the plans (age 65).
- Discount rate of 2.51%.

Other assumptions for the final average pay formula include the following:

- ARP benefits are assumed to be paid 80% as a lump sum, 10% as a life annuity, and 10% as a joint and survivor annuity.
- ARP and SRIP benefits are converted to a lump sum. For participants assumed to commence their benefits in 2021, the assumed lump-sum conversion interest rates are based on 100% of the average corporate bond segmented yield curve from August 2020. Specifically, the rates are 0.52% for the first 5 years, 2.22% for the next 15 years, and 3.03% thereafter. For participants assumed to commence their benefits after 2021, the lump-sum conversion interest rate is assumed to be equal to the discount rate of 2.51%.
- Lump-sum calculations were performed using the Internal Revenue Code Section 417(e)(3) mortality tables for 2021 and 2022 with a static projection from 2022 to each future year using the MP-2020 projection table.
- Annuity calculations were performed using the Pri-2012 white-collar mortality table for healthy retirees projected generationally from 2012 with the MP-2020 projection scale.

Other assumptions for the cash balance formula include the following:
- ARP benefits are assumed to be paid as a lump sum.
- Accounts were projected to retirement using the actual interest rate for ARP and SRIP for 2021, specifically the average 30-year Treasury rate from August 2020 of 1.36%. After 2021, accounts are projected using the spot 30-year Treasury rate as of December 31, 2020 of 1.65%.

See note 17 to our audited financial statements for 2020 for additional information.

(2) The following table shows the lump-sum present value of the non-qualified pension benefits for each named executive earned through December 31, 2020, if the named executive's employment terminated on that date.

Name	Plan Name	Lump Sum Amount ($)
Mr. Wilson	SRIP	22,879,367
Mr. Rizzo	SRIP	953,436
Mr. Civgin	SRIP	760,077
Mr. Shapiro	SRIP	215,663
Mr. Dugenske	SRIP	194,538

The amount shown is based on the lump-sum methodology used by ARP and SRIP in 2021. The lump-sum conversion interest rates are based on 100% of the average corporate bond segmented yield curve from August 2020. Specifically, the rates are 0.52% for the first 5 years, 2.22% for the next 15 years, and 3.03% thereafter. The mortality table used for 2021 is the Internal Revenue Code Section 417(e)(3) mortality tables for 2021.

Allstate Retirement Plan (ARP)

Contributions to the ARP are made entirely by Allstate and are paid into a trust fund from which benefits are paid. Before January 1, 2014, ARP participants earned benefits under one of two formulas (final average pay or cash balance) based on their date of hire or their choice at the time Allstate introduced the cash balance formula. In order to better align our pension benefits with market practices, provide future pension benefits more equitably to Allstate employees, and reduce costs, final average pay benefits were frozen as of December 31, 2013. As of January 1, 2014, all eligible participants earn benefits under a cash balance formula only.

Final Average Pay Formula — Frozen as of 12/31/13

Benefits under the final average pay formula were earned and are stated in the form of a straight life annuity payable at the normal retirement age of 65. Messrs. Rizzo and Wilson have earned final average pay benefits equal to the sum of a Base Benefit and an Additional Benefit. The Base Benefit equals 1.55% of the participant's average annual compensation, multiplied by credited service after 1988 through 2013. The Additional Benefit equals 0.65% of the amount of the participant's average annual compensation that exceeds the participant's covered compensation, multiplied by credited service after 1988 through 2013. Covered compensation is the average of the maximum annual salary taxable for Social Security over the 35-year period ending the year the participant would reach Social Security retirement age. Messrs. Rizzo and Wilson are eligible for a reduced early retirement benefit that would reduce their Base Benefit by 4.8% for each year of early payment before age 65 and their Additional Benefit by 8% for each year of early payment from age 62 to age 65 and 4% for each year of early payment from age 55 to age 62, prorated on a monthly basis based on age at the date payments begin.

Cash Balance Formula — For All Participants Beginning 1/1/14

All named executives earned benefits under the cash balance formula in 2020. Under this formula, participants receive pay credits while employed at Allstate, based on a percentage of eligible annual compensation and years of service, plus interest credits. Pay credits are allocated to a hypothetical account in an amount equal to 3% to 5% of eligible annual compensation, depending on years of vesting service. Interest credits are allocated to the hypothetical account based on the interest crediting rate in effect for that plan year as published by the Internal Revenue Service. The interest crediting rate is set annually and is currently based on the average yield for 30-year U.S. Treasury securities for August of the prior year.

Supplemental Retirement Income Plan (SRIP)

SRIP benefits are generally determined using a two-step process: (1) determine the amount that would be payable under the ARP formula(s) specified above if Internal Revenue Code limits did not apply, then (2) reduce the amount described in (1) by the amount actually payable under the applicable ARP formula(s). The normal retirement date under the SRIP is age 65. If eligible for early retirement under the ARP, the employee also is eligible for early retirement under the SRIP. SRIP benefits are not funded and are paid out of Allstate's general assets.

Credited Service

No additional service credit beyond service with Allstate or its predecessors is granted under the ARP or the SRIP to any of the named executives. Mr. Wilson has combined service with Allstate and its former parent company, Sears, Roebuck and Co., of 27.8 years. As a result, a portion of his retirement benefits will be paid from the Sears pension plan. Consistent with the pension benefits of other employees with Sears service who were employed by Allstate at the time of the spin-off from Sears in 1995, Mr. Wilson's final average pay pension benefits under the ARP and the SRIP are calculated as if he had worked his combined Sears-Allstate career with Allstate through December 31, 2013, and then are reduced by amounts earned under the Sears pension plan.

Eligible Compensation

Under both the ARP and SRIP, eligible compensation consists of salary, annual cash incentive awards, and certain other forms of compensation, but does not include long-term cash incentive awards or income related to equity awards. Compensation used to determine benefits under the ARP is limited in accordance with the Internal Revenue Code. For final average pay benefits, average annual compensation is the average compensation of the five highest consecutive calendar years within the last ten consecutive calendar years through 2013.

Payment Options

Payment options under the ARP include a lump sum, straight life annuity, and various survivor annuity options. The lump sum under the final average pay benefit is calculated in accordance with the applicable interest rate and mortality assumptions as required under the Internal Revenue Code. The lump-sum payment under the cash balance benefit is generally equal to a participant's account balance. Payments from the SRIP are paid in the form of a lump sum using the same interest rate and mortality assumptions used under the ARP.

Timing of Payments

Eligible employees are vested in the normal ARP and SRIP retirement benefits on the earlier of the completion of three years of service or upon reaching age 65.

Final average pay benefits are payable at age 65. A participant with final average pay benefits may be entitled to a reduced early retirement benefit on or after age 55 if he or she terminates employment after completing 20 or more years of vesting service.

A participant earning cash balance benefits who terminates employment with at least three years of vesting service is entitled to a lump sum benefit equal to his or her cash balance account balance.

The following SRIP payment dates assume a retirement or termination date of December 31, 2020:

- Mr. Wilson's SRIP benefits earned prior to 2005 would become payable as early as January 1, 2021. Benefits earned after 2004 would be paid on July 1, 2021, or following death.
- Messrs. Dugenske's, Rizzo's and Shapiro's SRIP benefits would be paid on January 1, 2022, or following death.
- Mr. Civgin's SRIP benefits would be paid on July 1, 2021, or following death.

Non-Qualified Deferred Compensation at Fiscal Year-end 2020

The following table summarizes the non-qualified deferred compensation contributions, earnings, and account balances of our named executives in 2020. All amounts relate to The Allstate Corporation Deferred Compensation Plan.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FYE ($)[1]
Mr. Wilson	0	0	234,983	0	1,465,028
Mr. Rizzo	401,515	0	141,260	0	1,317,303
Mr. Civgin	0	0	0	0	0
Mr. Shapiro	1,366,000	0	65,460	0	3,348,721
Mr. Dugenske	0	0	0	0	0

[1]   For Mr. Rizzo, Executive Contributions were previously reported in the Salary column for 2020 and the Non-Equity Incentive Plan Compensation column for 2019 in the *Summary Compensation Table*. For Mr. Shapiro, Executive Contributions were previously reported in the Non-Equity Incentive Plan Compensation column for 2019 in the *Summary Compensation Table*.

[2]   Aggregate earnings were not included in the named executive's compensation in the last completed fiscal year in the *Summary Compensation Table*.

In order to remain competitive with other employers, we allow the named executives and other employees whose annual compensation exceeds the amount specified in the Internal Revenue Code ($285,000 in 2020), to defer under the Deferred Compensation Plan up to 80% of their salary and/or up to 100% of their annual cash incentive award that exceeds the Internal Revenue Code limit. Allstate does not match participant deferrals and does not guarantee a stated rate of return.

Deferrals under the Deferred Compensation Plan are credited with earnings or debited for losses based on the results of the notional investment option or options selected by the participants. The notional investment options available in 2020 under the Deferred Compensation Plan are: stable value, S&P 500, international equity, Russell 2000, mid-cap, and bond funds. Under the Deferred Compensation Plan, deferrals are not actually invested in these funds, but instead are credited with earnings or debited for losses based on the funds' investment returns. Because the rate of return is based on actual investment measures in our 401(k) plan, no above-market earnings are credited, recorded, or paid. Our Deferred Compensation Plan and 401(k) plan allow participants to change their investment elections daily, subject to certain trading restrictions.

The Deferred Compensation Plan is unfunded. This means that Allstate does not set aside funds for the plan in a trust or otherwise. Participants have only the rights of general unsecured creditors and may lose their balances in the event of the company's bankruptcy. Account balances are 100% vested at all times.

An irrevocable distribution election is required before making any deferrals into the Deferred Compensation Plan. Generally, a named executive may elect to begin receiving a distribution of his or her account balance immediately upon separation from service or in one of the first through fifth years after separation from service or, for amounts deferred on or after January 1, 2018, in the fifth year after separation from service. The earliest distribution date for deferrals made on or after January 1, 2005, and earnings and losses on these amounts, is six months following separation from service. The named executive may elect to receive payment in a lump sum or in annual cash installment payments over a period of two to ten years, or, for amounts deferred on or after January 1, 2018, over a period of up to five years. In addition, a named executive may elect an in-service withdrawal of his or her entire balance earned and vested prior to January 1, 2005, and earnings and losses on these amounts, subject to forfeiture of 10% of such balance. A named executive may also elect an in-service withdrawal of all or a portion of the deferrals he or she made on or after January 1, 2018, together with earnings and losses on those amounts. Upon proof of an unforeseen emergency, a plan participant may be allowed to access certain funds in a deferred compensation account earlier than the dates specified above.

Potential Payments as a Result of Termination or Change in Control ("CIC")

The following table lists the compensation and benefits that Allstate would generally provide to the named executives in various scenarios involving a termination of employment, other than compensation and benefits generally available to salaried employees. The table describes equity granting practices for the 2020 equity incentive awards. Relevant prior practices are described in the footnotes.

Compensation Elements	Termination Scenarios				
	Termination[1]	Retirement	Termination due to Change in Control[2]	Death	Disability
Base Salary	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately
Severance Pay	None	None	In 2020, lump sum equal to two times salary and annual incentive at target, except for CEO, who was eligible to receive three times salary and annual incentive at target. Beginning in 2021, CEO lump sum is equal to two times salary and annual incentive at target.[3]	None	None
Annual Incentive[4]	Forfeited	Prorated for the year and subject to discretionary adjustments[5]	Prorated at target (reduced by any amounts actually paid)	Prorated for the year and subject to discretionary adjustments	Prorated for the year and subject to discretionary adjustments
Stock Options[4][6]	Unvested are forfeited, vested expire at the earlier of three months or normal expiration	Awards granted more than 12 months before, and pro rata portion of award granted within 12 months of retirement, continue to vest. All expire at earlier of five years or normal expiration[7]	Awards vest upon qualifying termination after a CIC	Awards vest immediately and expire at earlier of two years or normal expiration	Awards vest immediately and expire at earlier of two years or normal expiration
Restricted Stock Units (no NEO has Restricted Stock Units)[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest[7]	Awards vest upon qualifying termination after a CIC	Awards vest and are payable immediately	Awards vest and are payable immediately
Performance Stock Awards[4][6]	Forfeited	Awards granted more than 12 months before, and pro rata portion of awards granted within 12 months of retirement, continue to vest and are paid out based on actual performance[7]	Awards vest based on performance upon a qualifying termination after a CIC[8]	Awards vest and are payable immediately[9]	Awards vest and are payable immediately[9]
Non-Qualified Pension Benefits[10]	Distributions commence per plan	Distributions commence per plan	Immediately payable upon a CIC for Messrs. Wilson and Civgin; distributions commence per plan for other NEOs	Distributions commence per plan	Participant may request payment if age 50 or older
Deferred Compensation[11]	Distributions commence per participant election	Distributions commence per participant election	Immediately payable upon a CIC for Messrs. Wilson and Civgin; distributions commence per participant election for other participating NEOs	Payable within 90 days	Distributions commence per participant election
Health, Welfare and Other Benefits	None	None	Outplacement services provided; lump sum payment equal to additional cost of welfare benefits continuation coverage for 18 months[12]	None	Supplemental Long Term Disability benefits if enrolled in basic long-term disability plan

(1) Includes both voluntary and involuntary termination other than due to retirement, change in control, death or disability. Examples of involuntary termination independent of a change in control include performance-related terminations; terminations for employee dishonesty and violation of Allstate rules, regulations, or policies; and terminations resulting from lack of work, rearrangement of work, or reduction in force.

(2) In general, a change in control is one or more of the following events: (1) any person acquires 30% or more of the combined voting power of Allstate common stock within a 12-month period; (2) any person acquires more than 50% of the combined voting power of Allstate common stock; (3) certain changes are made to the composition of the Board; or (4) the consummation of a merger, reorganization, or similar transaction. These triggers were selected because any of these could cause a substantial change in management in a widely held company the size of Allstate. Effective upon a change in control, the named executives become subject to covenants prohibiting solicitation of employees, customers, and suppliers until one year after termination of employment. If a named executive incurs legal fees or other expenses in an effort to enforce the change in control plan, Allstate will reimburse the named executive for these expenses unless it is established by a court that the named executive had no reasonable basis for the claim or acted in bad faith.

(3) Under the change in control plan, severance benefits would be payable if a named executive's employment is terminated either by Allstate without cause or by the executive for good reason as defined in the plan during the two years following the change in control. Cause means the named executive has been convicted of a felony or other crime involving fraud or dishonesty, has willfully or intentionally breached the restrictive covenants in the change in control plan, has habitually neglected his or her duties, or has engaged in willful or reckless material misconduct in the performance of his or her duties. Good reason includes a material diminution in a named executive's base compensation, authority, duties, or responsibilities, or a material change in the geographic location where the named executive performs services.

(4) Named executives who receive an equity award or an annual cash incentive award after May 19, 2009, are subject to a non-solicitation covenant while they are employed and for the one-year period following termination of employment. If a named executive violates the non-solicitation covenant, to the extent permitted by applicable law, compensation provided to the named executive (including cancellation of outstanding awards or recovery of all or a portion of any gain realized upon vesting, settlement, or exercise of an award or recovery of all or a portion of any proceeds resulting from any disposition of shares received pursuant to an award) may be recovered if the vesting, settlement, or exercise of the award or the receipt of the sale proceeds occurred during the 12-month period prior to the violation.

(5) Retirement for purposes of the Annual Executive Incentive Plan is defined as termination on or after the date the named executive attains age 55 with at least 10 years of service or age 60 with five years of service.

(6) Named executives who receive an equity award on or after May 21, 2013, that remains subject to a period of restriction or other performance or vesting condition are subject to a non-compete provision for the one-year period following termination of employment. If a named executive violates the non- competition covenant, to the extent permitted by applicable law, any or all of the named executive's outstanding awards that remain subject to a period of restriction or other performance or vesting condition as of the date on which the named executive first violated the non-competition provision may be canceled.

(7) Retirement definitions and treatment for purposes of stock options, restricted stock units, and performance stock awards are as follows:

Definition	Normal Retirement: age 55 with 10 years of service or age 60 with at least five years of service
Treatment	• Unvested awards not granted within 12 months of retirement continue to vest.
	• Prorated portion of unvested awards granted within 12 months of the retirement date continue to vest.
	• Vested stock options expire at the earlier of five years from the date of retirement or the expiration date of the option.

(8) The committee will determine the number of PSAs that continue to vest based on actual performance up to the change in control.

(9) For open cycles, the payout is based on the target number of PSAs.

(10) See the *Retirement Benefits* section for further detail on non-qualified pension benefits and timing of payments.

(11) See the *Non-Qualified Deferred Compensation at Fiscal Year-end 2020* section for additional information on the Deferred Compensation Plan and distribution options available.

(12) If a named executive's employment is terminated due to death during the two years after the date of a change in control, the named executive's estate or beneficiary will be entitled to survivor and other benefits, including retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to the estates or surviving families of peer executives of Allstate. In the event of termination due to disability during the two years after the date of a change in control, Allstate will pay disability and other benefits, including supplemental long-term disability benefits and retiree medical coverage, if eligible, that are not less favorable than the most favorable benefits available to disabled peer executives.

Estimate of Potential Payments Upon Termination[1]

The table below describes the value of compensation and benefits payable to each named executive upon termination that would exceed the compensation or benefits generally available to salaried employees in each termination scenario. The total column in the following table does not reflect compensation or benefits previously accrued or earned by the named executives, such as deferred compensation and non-qualified pension benefits. Benefits and payments are calculated assuming a December 31, 2020 employment termination date.

Name	Severance ($)	Annual Incentive Plan[2] ($)	Stock Options — Unvested and Accelerated ($)	Performance Stock Awards — Unvested and Accelerated ($)	Welfare Benefits and Outplacement Services ($)	Total ($)
Mr. Wilson						
Termination due to Retirement[3]	0	4,889,565	4,440,136	26,034,941	0	35,364,642
Termination due to Change in Control[4]	16,200,000[7]	4,050,000	4,440,136	26,803,682	64,205[5]	51,558,023
Death	0	4,889,565	4,440,136	26,803,682	0	36,133,383
Disability	0	4,889,565	4,440,136	26,803,682	6,158,709[6]	42,292,092
Mr. Rizzo						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	2,655,880[8]	927,500	936,325	5,629,955	70,866[5]	10,220,526
Death	0	1,250,000	936,325	5,629,955	0	7,816,280
Disability	0	1,250,000	936,325	5,629,955	8,969,837[6]	16,786,117
Mr. Civgin						
Termination due to Retirement[3]	0	1,810,861	1,088,791	6,521,818	0	9,421,470
Termination due to Change in Control[4]	4,950,000	1,575,000	1,088,791	6,727,057	64,194[5]	14,405,042
Death	0	1,810,861	1,088,791	6,727,057	0	9,626,709
Disability	0	1,810,861	1,088,791	6,727,057	6,248,346[6]	15,875,055
Mr. Shapiro						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	4,100,000	1,230,000	1,086,805	6,549,410	64,192[5]	13,030,407
Death	0	1,473,089	1,086,805	6,549,410	0	9,109,304
Disability	0	1,473,089	1,086,805	6,549,410	10,428,900[6]	19,538,204
Mr. Dugenske						
Termination due to Retirement[3]	0	0	0	0	0	0
Termination due to Change in Control[4]	4,000,000	1,200,000	1,009,902	6,211,595	70,797[5]	12,492,294
Death	0	1,410,109	1,009,902	6,211,595	0	8,631,606
Disability	0	1,410,109	1,009,902	6,211,595	9,200,812[6]	17,832,418

[1]   A "0" indicates either that there is no amount payable to the named executive, or the amount payable is the same for both the named executives and all salaried employees.

[2]   The 2020 annual incentive plan payment is payable to all named executives as a result of death and disability. In addition, it is payable to Messrs. Wilson and Civgin in the event of retirement. The amount listed for the annual incentive plan payment upon termination due to a change in control is shown at target as defined in the CIC Plan.

[3]   As of December 31, 2020, Mr. Wilson is the only named executive eligible to retire in accordance with Allstate's policy and the terms of its equity and annual incentive compensation and benefit plans. Mr. Civgin is retirement eligible under the terms of the equity and annual incentive compensation plans.

[4]   The values in this change in control row represent amounts paid if both the change in control and qualifying termination occur on December 31, 2020. PSAs are paid out based on actual performance; for purposes of this table, the 2018-2020 cycle is shown at 200% of target and the 2019-2021 and 2020-2022 cycles are reflected at target.

    Beginning with awards granted in 2012, equity awards do not accelerate in the event of a change in control unless also accompanied by a qualifying termination of employment. A change in control also would accelerate the distribution of deferred compensation and SRIP benefits for Messrs. Wilson and Civgin; deferred compensation and SRIP benefits for the other NEOs are distributed in accordance with the applicable plan terms and participant elections. Please see the *Non-Qualified Deferred Compensation at Fiscal Year-end 2020* table and footnote 2 to the *Pension Benefits* table in the *Retirement Benefits* section for details regarding the applicable amounts for each named executive.

[5]   The Welfare Benefits and Outplacement Services amount includes the cost to provide certain welfare benefits to the named executive and family during the period the named executive is eligible for continuation coverage under applicable law. The amount shown reflects Allstate's costs for these benefits or programs assuming an 18-month continuation period. The value of outplacement services is $50,000 for each named executive.

[6]   The named executives who participate in the long-term disability plan are eligible to participate in Allstate's supplemental long-term disability plan for employees whose annual earnings exceed the level that produces the maximum monthly benefit provided by the long-term disability plan (basic plan). The monthly benefit is equal to 60% of the named executive's qualified annual earnings divided by twelve and rounded to the nearest $100, reduced by $7,500, which is the maximum monthly benefit payment that can be received under the basic plan. The amount reflected assumes the named executive remains totally disabled until age 65 and represents the present value of the monthly benefit payable until age 65.

[7]   Represents three times the sum of base salary and target annual incentive. Beginning in 2021, the amount of cash severable payable is two times the sum of base salary and target annual incentive.

[8]   Under the change in control plan, severance benefits for Mr. Rizzo were reduced by $683,120, to avoid the imposition of excise taxes and maximize the severance benefit available under the plan.

Performance Measures for 2020

The following pages contain descriptions of the performance measures used for executive incentive compensation. They were developed uniquely for incentive compensation purposes, are non-GAAP measures and are not reported in our financial statements. The committee has approved the use of non-GAAP measures when appropriate to drive executive focus on particular strategic, operational, or financial factors, or to exclude factors over which our executives have little influence or control. The committee monitors compensation estimates during the year based on actual performance on these measures, and the internal audit department reviews the final results.

Performance Net Income: This measure is calculated uniquely for annual cash incentive awards and each PSA performance cycle. For each plan, Performance Net Income is equal to net income applicable to common shareholders as reported in The Allstate Corporation Annual Report on Form 10-K adjusted for the after-tax effect of the items indicated below:

✔ **Indicates adjustments to Net Income**	**Annual Cash Incentive Awards**	**Performance Stock Awards**[1]
Net income applicable to common shareholders, excluding:		
Realized capital gains and losses (which includes the related effect on amortization of deferred acquisition and deferred sales inducement costs) except for periodic settlements and accruals on certain non-hedge derivative instruments	✔	✔
Pension and other post retirement remeasurement gains and losses	✔	✔
Valuation changes on embedded derivatives that are not hedged (which includes the related effect on amortization of deferred acquisition and deferred sales inducement costs)	✔	✔
Business combination expenses and amortization or impairment of purchased intangible assets	✔	✔
Gain (loss) on disposition of operations	✔	✔
Other significant non-recurring, infrequent or unusual items, when the nature of the charge or gain is such that it is reasonably unlikely to recur within two years or there has been no similar charge or gain within the prior two years		✔
— Curtailment (gains) losses	✔	✔
— Premium deficiency for immediate annuities	✔	✔
Adjusted Net Income subtotal (See Appendix A)		
Restructuring and related charges	✔	✔
Underwriting results of Discontinued Lines and Coverages segment	✔	✔
Effects of acquiring and selling businesses in excess of $20 million after-tax		✔
Adjustments to be consistent with financial reporting used in establishing the measure for items exceeding $20 million after-tax		✔
Adjustments for other significant, non-recurring, infrequent or unusual items for items exceeding $20 million after-tax		✔
Adjustment to exclude income associated with parent holding company level deployable assets in excess of $1 billion[2]		✔
Performance Net Income before adjustment for volatile items[3]		
Adjustment for after-tax volatile items	Adjusted to include minimum or maximum amount of after-tax catastrophe losses and income from performance-based ("PB") investments	Three-year average adjusted to include a minimum or maximum amount of after-tax catastrophe losses
Performance Net Income		

[1] Performance Net Income is a performance measure for the 2018-2020, 2019-2021, 2020-2022, and 2021-2023 performance cycles. The 2019-2021, 2020-2022, and 2021-2023 performance cycles do not qualify for final measurement as of December 31, 2020; the items checked above and after-tax volatile items indicate items that by definition may impact the final measurement when the three-year cycle and final measurement is completed.

[2] Adjustment for 2020-2022 performance cycle in excess of $1 billion. Adjustment for 2021-2023 performance cycle in excess of $2 billion.

[3] Volatile items include catastrophe losses and income from performance-based investments ("PB income") depending on the measure.

Annual Cash Incentive Award Performance Measures for 2020

- **Total Premiums:** This measure is used to assess growth within the Allstate Protection, Protection Services, Allstate Life, Allstate Benefits, and Allstate Annuities businesses. It is equal to the sum of Allstate Protection and Protection Services premiums written and Allstate Life, Benefits, and Annuities premiums and contract charges as described below.

  Premiums written is equal to the Allstate Protection and Protection Services net premiums written as reported in management's discussion and analysis in The Allstate Corporation Annual Report on Form 10-K.

  Premiums and contract charges are equal to life premiums and contract charges reported in the consolidated statement of operations in The Allstate Corporation Annual Report on Form 10-K.

  Total Premiums is subject to adjustment for the following individual items to the extent they exceed $30 million: adjustments to be consistent with financial reporting and foreign exchange rates used in establishing the measure and adjustments to exclude the effects of acquiring and selling businesses.

  In 2020, Reported Total Premiums of $40,102 million was adjusted by $156 million due to mandatory pandemic relief payments in certain states for Total Premiums of $40,258 million.

- **Performance Net Income:** This measure is used to assess financial performance. In 2020, Performance Net Income was $4,967 million compared to reported Adjusted Net Income* of $4,648 million, an increase of $319 million. It was adjusted to remove the impacts of the underwriting loss of the Discontinued Lines and Coverages segment, restructuring and related charges.

- **Net Investment Income:** This measure is used to assess the financial operating performance provided from investments. Net Investment Income as reported in the consolidated statement of operations is adjusted to include a minimum or maximum amount of PB income if the actual amounts are less than or exceed those amounts, respectively. Net Investment Income is also subject to adjustments to be consistent with the financial reporting used in establishing the measure and to exclude the effects of acquiring and selling businesses in excess of a threshold.

  In 2020, an adjustment to reflect a minimum amount of PB income was necessary, resulting in Net Investment Income of $3,240 million, compared to reported net investment income of $2,921 million.

Performance Stock Award Performance Measures for the 2018-2020, 2019-2021, 2020-2022, and 2021-2023 Performance Cycles

- **Three-Year Average Performance Net Income Return on Equity (measure weighted at 70% for awards made prior to 2021, and 50% for awards made in 2021):** It is calculated as the ratio of the average Performance Net Income for the three years in the period divided by the average of Adjusted Common Shareholders' Equity at December 31 of the year-end immediately preceding the period and at the end of each year in the three-year period. For the 2019-2021 and 2020-2022 performance cycles, it is adjusted to reflect the foreign exchange rate used in establishing the measure (in place of actual foreign currency translation) for any period if the Total Premiums measure for the annual incentive plan is adjusted for foreign exchange rates. For the 2019-2021 and 2020-2022 performance cycles, average common shareholders' equity was adjusted to remove the impact of other significant non-recurring, infrequent or unusual items in excess of a threshold and parent holding company level deployable assets in excess of $1 billion. The 2019-2021 and 2020-2022 performance cycles were also adjusted for unplanned utilization of alternative capital exceeding $20 million after-tax. Starting with the 2021-2023 performance cycle, average common shareholders' equity is adjusted to remove the impact of other significant non-recurring, infrequent or unusual items in excess of a threshold and parent holding company level deployable assets in excess of $2 billion. Additionally, the foreign exchange rate adjustment is removed for the 2021-2023 performance cycle.

- **Adjusted Common Shareholders' Equity** is equal to common shareholders' equity excluding the net effects of unrealized net capital gains and losses. It is subject to adjustments to be consistent with the financial reporting used in establishing the measure and to exclude the net effects of acquiring and selling businesses in excess of a threshold. Adjusted Common Shareholders' Equity at December 31 of the year-end immediately preceding the period is not subject to adjustment.

- Three-year Average Performance Net Income Return on Equity for the 2018-2020 performance cycle was 19.1%, compared to our reported Adjusted Net Income return on equity* of 19.8%, 16.9% and 16.2% for the years ended 2020, 2019, and 2018, respectively, and the three-year average of 17.6%. The adjustments relate to underwriting loss of the Discontinued Lines and Coverages segment, restructuring and related charges, net effects of acquiring or selling businesses, preferred stock issuance write-off costs, pension settlement charges, and pension accounting changes.

- The committee requires positive net income in order for our executives to earn PSAs for Average Performance Net Income ROE above target. For the 2020-2022 and 2021-2023 performance cycles, net income is adjusted to exclude gains and losses related to fair value accounting for pension and post-retirement plans, after-tax valuation of equity securities included in realized capital gains and losses, and the effects of acquiring and selling businesses.

- Earned Book Value (for awards prior to 2020, measure weighted at 30%): Earned Book Value is the increase between common shareholders' equity at December 31 of the year-end immediately preceding the three-year period and adjusted common shareholders' equity at December 31 of the last year of the three-year period expressed as a compound annual growth rate. Adjusted common shareholders' equity is equal to common shareholders' equity at December 31 of the last year of the three- year period adjusted to:
  - Add back reductions for common share repurchases and declared common shareholder dividends during the three-year period.
  - Remove the impact of other significant non-recurring, infrequent or unusual items exceeding $20 million after-tax.
  - Reflect a minimum or maximum amount of after-tax catastrophe losses if the actual pre-tax catastrophe losses are more or less than +/- 20% respectively of the three years of catastrophe losses used to establish the measure.
  - Be consistent with the financial reporting used in establishing the measure for items exceeding $20 million after-tax.
  - Exclude the effects of acquiring and selling businesses exceeding $20 million after-tax.
  - Reflect the foreign exchange rate used in establishing the measure (in place of actual foreign currency translation) for any period if the Total Premiums measure for the annual incentive plan is adjusted for foreign exchange rates.

- Relative Total Shareholder Return (for awards made in 2020 and after, measure weighted at 30%): Relative Total Shareholder Return is the company's Total Shareholder Return ("TSR") relative to the TSR of other peer companies, expressed in terms of the company's TSR percentile rank among the peer companies. For awards made in 2020, the peer companies consist of the compensation peers included on **page 61** (including The Allstate Corporation), S&P 500 Index, and S&P Financial Index. For awards made in 2021, the Life and Accident & Health peers were removed from the TSR peer group for the 2021-2023 performance cycle. Allstate added three new Property & Casualty peers including Cincinnati Financial, American Financial, and W.R. Berkley. All other elements of our Relative TSR design remain the same. TSR is determined by dividing (i) the average Adjusted Close Price of the applicable company's stock or applicable index's price over the 20 trading days prior to and including the final day of the performance period ("Final Average Adjusted Close Price") **minus** the average Adjusted Close Price of the applicable company's stock or applicable index's price over the 20 trading days prior to the first day of the performance period ("Initial Average Adjusted Close Price") by (ii) the Initial Average Adjusted Close Price. In calculating TSR, all dividends are assumed to have been reinvested on the ex-dividend date. "Adjusted Close Price" is the closing price per share of the applicable company's stock or the applicable index's closing price after adjustments for all splits and dividend distributions.

- Items in Force Growth (for awards made in 2021, measure weighted at 20%): The Items in Force Growth measure is used to assess growth within the Allstate business segments and is the number of policies in force. Policy counts are based on items rather than customers. The measure is calculated as the compound annual growth rate of items in force at the beginning and at the end of the 3-year performance period.

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing information about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Wilson, our CEO. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules.

For 2020:

- the annual total compensation of our median employee was $102,184; and
- the annual total compensation of our CEO, as reported in the Summary Compensation Table in this Proxy Statement, was $21,126,386.
- The ratio of the annual total compensation of Mr. Wilson to our median employee was 206:1.

As required by SEC rules, the annual total compensation for both the CEO and median employee includes the change in pension value during the year. The change in pension value is subject to several external variables, including interest rates, that are not related to company or individual performance and may differ significantly based on the formula under which the benefits were earned. If we eliminated the change in pension value from our median employee and CEO's total compensation, our CEO to median employee pay ratio would have been 285:1.

We also note that, in contrast to the compensation of the median employee, a significant portion of our CEO's compensation is tied to company performance. If we were to calculate the ratio using Mr. Wilson's target annual cash incentive (as opposed to the actual cash incentive award paid to him based on 2020 company performance), our CEO to median employee pay ratio would have been 198:1.

To calculate the ratio, we followed SEC permitted rules and used the following methodology and material assumptions, adjustments, and estimates:

- December 31, 2020 was selected as the determination date as it enabled us to choose a pay date that aligned across our enterprise.
- Employees in all countries, with the exception of nine employees in Japan, Australia and Malta, were included and as of December 31, 2020, our U.S. and non-U.S. employee population consisted of 43,476 full-time, part-time, seasonal and temporary employees.
- The agent population was excluded since they are not employees of Allstate or its subsidiaries.
- Total cash (base salary plus incentive compensation) was selected as the most appropriate and consistently applied compensation measure to determine the median worker since equity awards are not broadly distributed.
- Employee compensation was measured using a twelve-month look-back period ending December 31, 2020.
- Permanent employees hired in 2020 that did not work for the entire period had their compensation adjusted as if they were employed for the entire twelve-month period.
- For non-U.S. employees, an annual average was used for each of the exchange rates.
- After identifying the median worker based on total cash compensation, annual total compensation was calculated for that person using the same methodology used for the named executives in the Summary Compensation Table on **page 66**.
- As noted above, the median employee's annual total compensation was $102,184. The median employee was an administrative assistant in the United States with total cash compensation of $63,078 and a change in pension value of $39,106.

The SEC rules for identifying the median of our employees and calculating the pay ratio allow companies to use a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect a company's employee population and compensation practices. For that reason, the pay ratio reported by other companies may not be comparable to the pay ratio reported above. Neither the committee nor management of the company used the pay ratio measure in making compensation decisions.

Audit Committee Matters

3

Ratification of Deloitte & Touche LLP as the Independent Registered Public Accountant for 2021



The Board recommends a vote FOR ratification of Deloitte & Touche LLP for 2021.

- Independent firm with few ancillary services and reasonable fees.
- Significant industry and financial reporting expertise.
- The audit committee annually evaluates Deloitte & Touche LLP and determined that its retention continues to be in the best interests of Allstate and its stockholders.

The audit committee has established strong practices to evaluate the qualifications, compensation, performance, and independence of the independent registered public accountant both on an ongoing basis throughout the year and through the completion of an annual evaluation. Additional information regarding the audit committee's duties and responsibilities is available in the committee's charter located under the Governance section of Allstate's investor relations website at www.allstateinvestors.com. Deloitte & Touche LLP has been Allstate's independent registered public accountant since Allstate became a publicly traded entity in 1993.

As a starting point for the annual evaluation, a survey of management and the audit committee is administered by a Deloitte & Touche LLP partner who is not affiliated with the Allstate account. The survey assesses Allstate's general satisfaction with the quality and efficiency of the services provided. Results are reported to the audit committee, which discusses results with management.

In addition, the audit committee reviews and discusses the results of the firm's reports on its quality controls and external assessments, including results of inspections conducted by the Public Company Accounting Oversight Board (PCAOB).

> **Rotation of the independent registered public accounting firm is explicitly considered each year by the committee in addition to the regular mandated rotation of audit partners. The committee and its chair approve the selection of Deloitte & Touche LLP's lead engagement partner.**

The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent registered public accountant. The policy identifies the basic principles that must be considered by the audit committee in approving services to ensure that the registered public accountant's independence is not impaired, describes the type of audit, audit-related, tax and other services that may be provided, and lists the non-audit services that may not be performed. The independent registered public accountant or management submits to the audit committee detailed schedules with all of the proposed services within each category, together with the estimated fees. Each specific service requires approval before service can begin.

Prior to requesting approval from the audit committee, the registered public accountant and management consider and conclude that the services are permissible in that they: (1) do not place the registered public accountant in the position of auditing their own work, (2) do not result in the registered public accountant's personnel acting as management or an employee of Allstate, (3) do not place the registered public accountant in a position of being an advocate for Allstate, (4) do not create a mutual or conflicting interest between the registered public accountant and Allstate and (5) are not based on a contingent fee arrangement. The audit committee's policy delegates to the committee chair the authority to grant approvals, but the decisions of the committee chair must be reported to the audit committee at its next regularly scheduled meeting. All services provided by Deloitte & Touche LLP in 2019 and 2020 were approved in accordance with this pre-approval policy.

Based on the results of the annual evaluation, the audit committee has appointed Deloitte & Touche LLP as Allstate's independent registered public accountant for 2021. The factors considered by the audit committee include:

- Focus on independence, objectivity, and professional skepticism;
- Insurance and technical expertise and capability in handling the breadth and complexity of Allstate's operations and industry;
- Professionalism and responsiveness;
- Sharing industry insights, trends, and latest practices;
- Quality and efficiency of the work performed;
- Quality of discussions and feedback sessions;
- External data on audit quality and performance, including the results from the PCAOB; and
- Reasonableness of fees.

The audit committee and the Board believe it is in the best interests of Allstate and its stockholders to continue to retain Deloitte & Touche LLP as Allstate's independent registered public accountant.

The audit committee oversees and is ultimately responsible for the negotiation of audit fees associated with the retention of Deloitte & Touche LLP. The following fees have been, or are anticipated to be, billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, for professional services rendered to Allstate for the fiscal years ending December 31, 2019, and December 31, 2020.

	2019[5]	2020
Audit fees[1]	$11,017,000	$11,596,000
Audit-related fees[2]	$ 816,000	$ 918,000
Tax fees[3]	$ 629,000	$ 348,000
All other fees[4]	$ 266,000	$ 280,000
Total fees	$12,728,000	$13,142,000

[1] Fees for audits of annual financial statements, reviews of quarterly financial statements, statutory audits, attest services, comfort letters, consents, and review of documents filed with the SEC. The amounts disclosed do not reflect reimbursements expected to be received for certain separate account audit fees from the managing entity in the amounts of $160,000 and $199,000 for 2019 and 2020, respectively. Total fees have been adjusted to reflect actual expenditures for the year.

[2] Audit-related fees relate to professional services, such as accounting consultations relating to new accounting standards and audits, Service Organization Controls audit reports and other attest services for non-consolidated affiliates (i.e., employee benefit plans, various trusts, etc.) and are set forth below.

	2019	2020
Audits and other attest services for non-consolidated entities	$358,000	$303,000
Other audit-related fees	$458,000	$615,000
Total audit-related fees	$816,000	$918,000

[3] Tax fees include income tax return preparation, compliance assistance, tax studies and research, and international tax planning.
[4] "All other fees" includes all fees paid that are not audit, audit-related, or tax services. These fees relate to advisory services.
[5] Total fees for 2019 decreased due to the completion of a project under budget.

Representatives of Deloitte & Touche LLP will be present at the 2021 Annual Meeting to respond to questions and may make a statement if they choose. If stockholders fail to ratify the appointment, the audit committee will reconsider the appointment, but no assurance can be given that the audit committee will be able to change the appointment while enabling timely completion of the 2021 audited financial statements.

Audit Committee Report

Deloitte & Touche LLP (Deloitte) was Allstate's independent registered public accountant for the year ended December 31, 2020.

The audit committee reviewed and discussed with management the audited financial statements for the fiscal year ended December 31, 2020.

The committee discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The committee received the written disclosures and letter from Deloitte that is required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the committee concerning independence and has discussed with Deloitte its independence.

Based on these reviews and discussions and other information considered by the committee in its judgment, the committee recommended to the Board of Directors that the audited financial statements be included in Allstate's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, for filing with the Securities and Exchange Commission, and furnished to stockholders with this Notice of Annual Meeting and Proxy Statement.

KERMIT R. CRAWFORD (CHAIR)   **SIDDHARTH N. MEHTA**   **JACQUES P. PEROLD**   **GREGG M. SHERRILL**

Stockholder Proposal

PROPOSAL

4

Amend Proxy Access Terms



The Board recommends a vote AGAINST stockholder proposal to amend the proxy access terms.

- Allstate protects stockholder interests and supports stockholder rights.
- Allstate's existing proxy access bylaw is market standard.
- Allstate has a proven track record of Board refreshment and diversity.

Mr. Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021, beneficial owner of no less than 500 shares of Allstate common stock as of December 2, 2020, intends to present the following resolution at the annual meeting:

Proposal 4 – Improve Our Catch-22 Proxy Access

Shareholders request that our board of directors take the steps necessary to enable as many shareholders as may be needed to combine their shares to equal 3% of our stock owned continuously for 3-years in order to enable shareholder proxy access.

The current arbitrary ration of 20 shareholders to initiate shareholder proxy access can be called Catch-22 Proxy Access. To assemble 20 shareholders, who have owned 3% of company stock for an unbroken 3-years, one would reasonably need to start with 60 activist shareholders who own 9% of company stock for an unbroken 3-years because initiating proxy access is a complicated process that is easily susceptible to errors. It is also highly susceptible to dropouts.

The 60 activist shareholders could then be whittled down to 40 shareholders because some shareholders would be unable to timely meet all the paper chase requirements. After the 40 shareholders submit their paperwork to management — then management might arbitrarily claim that 10 shareholders do not meet the requirements (figuring that shareholders do not want a battle in court) and management might convince another 10 shareholders to drop out — leaving 20 shareholders. But the current bylaws do not allow 40 shareholders to submit their paperwork to management to end up with 20 qualified shareholders.

And 60 shareholders who own 9% of company stock for an unbroken 3-years might determine that they own 51% of company stock when length of unbroken stock ownership is factored out. Thus a proxy access right would be moot.

But how does one begin to assemble a group of 60 potential participants if potential participants cannot even be guaranteed participant status after following the tedious rules that are 4200-words of dense legalese — because a single shareholder always takes the risk that one will be the 21st shareholder that could be eliminated after a substantial investment of time by the arbitrary ration of 20 shareholders.

More emphasis should be given to improving proxy access because of new limitations on shareholder rights. The annual shareholder meeting and the shareholder right to call a special meeting have both taken a big hit due to the avalanche of online shareholder meetings that can be tightly controlled bare bones meetings where all challenging questions and comments are screened out by management.

For example the Goodyear online shareholder meeting was spoiled by a trigger-happy management mute button that was used to quash constructive shareholder criticism. AT&T, with 3000 institutional shareholders, would not even allow shareholders to speak at its online shareholder meeting.

Adoption of this proposal might incentivize our Chairman/CEO, Mr. Thomas Wilson, and the Chair of the management pay committee, Mr. Michael Eskew, to perform better. Mr. Eskew again received the highest negative director votes in 2020 and Mr. Wilson was again second in negative director votes.

Please vote yes:
Improve Our Catch-22 Proxy Access—Proposal 4.

86   www.allstateproxy.com

Stockholder Proposal › Board of Directors' Statement in Opposition to the Stockholder Proposal to Amend Proxy Access Terms

Board of Directors' Statement in Opposition to the Stockholder Proposal to Amend Proxy Access Terms

Allstate's proxy access bylaw already provides stockholders with a meaningful role in the nomination and election of directors and aligns with current market practice. In light of our long-standing commitment to strong corporate governance, we believe the changes requested by the proponent are unnecessary and contrary to our stockholders' interests. The Board recommends that stockholders vote "AGAINST" this proposal for the following reasons:

Allstate Protects Stockholder Interests and Supports Stockholder Rights.

- The Board has consistently demonstrated its adherence to corporate governance best practices and responsiveness to stockholder concerns. In 2015, following a review of emerging trends and investor sentiment, Allstate adopted proxy access.

- In addition to proxy access, Allstate has other practices in place that protect the rights of our stockholders. Stockholders owning 10% or more of Allstate's common stock have the right to call special meetings. Stockholders also have the right to request action by written consent. While over two-thirds of S&P 500 companies provide stockholders with special meeting rights, only about 31% allow for written consent rights.

- Allstate also proactively engages with stockholders multiple times annually and reaches out to about 40% of our outstanding shares. Feedback is collected, key topics are discussed by the Board, and strategies are developed to address gaps.

Allstate's Existing Proxy Access Bylaw is Market Standard.

- Allstate's proxy access bylaw allows a group of up to 20 stockholders owning at least 3% of common stock for at least three years to include director nominees constituting up to 20% of the Board in company proxy materials. When the Board adopted this proxy access bylaw, the "3/3/20/20" formulation was market standard, and it remains market standard today.

- Of the nearly 80% of S&P 500 companies that have adopted proxy access, the majority of those also have the 3/3/20/20 standard. The aggregation limit of 20 stockholders is the most common aggregation limit as it supports stockholder participation in the director election process, while still placing reasonable parameters around the process.

- When a group of stockholders submits a director nominee through the proxy access right, Allstate is responsible for confirming that each stockholder meets all procedural requirements and will continue to meet them until the annual meeting. The aggregation limit helps ensure that the process can be effectively completed in a timely manner.

Allstate Has a Proven Track Record of Board Refreshment and Diversity.

- Allstate's Board takes a thoughtful approach to ensuring the appropriate diversity of perspectives, experience, expertise and skills are present on the Board.

- The Board's refreshment and succession planning processes are robust. The Board has added five new directors within the past five years, including two this past year. These additions reflect the Board's commitment to ensuring it is qualified and well-suited to exercise independent oversight of the company and protect the interests of stockholders. The average tenure on the Board is seven years and half of the Board is diverse based on gender or ethnicity.

Stock Ownership Information

Security Ownership of Directors and Executive Officers

The following table shows the Allstate common shares beneficially owned as of March 1, 2021, by each director and named executive individually, and by all executive officers and directors of Allstate as a group. Shares reported as beneficially owned include shares held indirectly through the Allstate 401(k) Savings Plan and other shares held indirectly. It also includes shares subject to stock options exercisable, and restricted stock units subject to conversion into common shares, within sixty days of March 1. As of March 1, 2021, none of these shares were pledged as security.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Allstate Common Stock	Common Stock Subject to Options Exercisable on or Prior to April 29, 2021	Restricted Stock Units[1]	Total Stock-Based Ownership[2]	Percent of Class
Donald E. Brown	0	0	1,019	1,019	*
Kermit R. Crawford	1,000	0	15,681	16,681	*
Michael L. Eskew	190	0	11,020	11,210	*
Richard T. Hume	0	0	1,485	1,485	*
Margaret M. Keane	4,145	0	5,457	9,602	*
Siddharth N. Mehta	0	0	12,159	12,159	*
Jacques P. Perold	35	0	7,805	7,840	*
Andrea Redmond	2,000	0	24,530	26,530	*
Gregg M. Sherrill	1,125	0	4,840	5,965	*
Judith A. Sprieser	0	0	35,028	35,028	*
Perry M. Traquina	760	0	6,623	7,383	*
Thomas J. Wilson	908,283	1,998,383	0	2,906,666	*
Mario Rizzo	39,602	140,927	0	180,529	*
Don Civgin	87,320	186,262	0	273,582	*
Glenn T. Shapiro	23,925	119,195	0	143,120	*
John Dugenske	64,754	170,042	0	234,796	*
All directors and executive officers as a group (24 total)	1,294,199	3,302,055	125,647	4,721,901	1.56%

*   Less than 1% of the outstanding shares of common stock.

[1]   All non-employee directors hold restricted stock units granted under Allstate's equity compensation plans for non-employee directors. This column lists those restricted stock units that would be distributed to directors in the form of shares of common stock within 60 days if any of them were to have retired as a director on March 1, 2021. In addition, some directors hold additional restricted stock units that are not reflected in the table above because common stock would not be distributed to directors until at least one year following his or her retirement as a director, or in some cases, as many as ten years following the date of grant. For more information regarding the restricted stock units held by each director at the end of 2020, please see the details on **page 47**.

[2]   These amounts are the sum of the number of shares shown in the prior columns. As of March 1, 2021, no director or executive officer beneficially owned 1% or more of the outstanding common stock of Allstate. The directors and executive officers of Allstate as a group beneficially owned (including common stock subject to stock options exercisable and restricted stock units for which restrictions expire on or prior to April 29, 2021) approximately 1.56% of the common stock outstanding as of March 1, 2021.

Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	BlackRock Inc. 55 East 52nd Street New York, NY 10055	25,697,698[1]	8.50%
Common	The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	22,581,478[2]	7.43%
Common	State Street Corporation One Lincoln Street Boston, MA 02111	14,668,153[3]	4.82%

[1] Reflects shares beneficially owned as of December 31, 2020, as set forth in a Schedule 13G/A filed on January 29, 2021. Of these shares, BlackRock reported it held 21,720,241 shares with sole voting power; 0 shares with shared voting power; 25,697,698 shares with sole dispositive power; and 0 shares with shared dispositive power.

[2] Reflects shares beneficially owned as of December 31, 2020, as set forth in a Schedule 13G/A filed on February 10, 2021. Of these shares, The Vanguard Group reported it held 0 shares with sole voting power; 525,339 shares with shared voting power; 21,216,229 shares with sole dispositive power; and 1,365,249 shares with shared dispositive power.

[3] Reflects shares beneficially owned as of December 31, 2020, as set forth in a Schedule 13G/A filed on February 12, 2021. Of these shares, State Street Corporation reported it held 0 shares with sole voting power; 12,880,717 shares with shared voting power; 0 shares with sole dispositive power; and 14,628,266 shares with shared dispositive power.

Other Information

Proxy and Voting Information

Who Is Asking for My Vote and Why?

The Allstate Board of Directors is soliciting proxies for use at the annual meeting of stockholders to be held on May 25, 2021, and any adjournments or postponements of the meeting. The annual meeting will be held only if there is a quorum, which means that a majority of the outstanding common stock entitled to vote is represented at the meeting by proxy or in person. To ensure there will be a quorum, the Allstate Board asks you to vote before the meeting, which allows your Allstate stock to be represented at the annual meeting.

Who Can Vote at the Annual Meeting?

The Allstate Board has set the close of business on March 26, 2021, as the record date for the meeting. This means that you are entitled to vote if you were a stockholder of record at the close of business on March 26, 2021. On that date, there were 300,341,645 shares of Allstate common stock outstanding and entitled to vote at the annual meeting.

Why Did I Receive a Notice of Internet Availability of Proxy Materials Instead of the Proxy Materials?

We distribute our proxy materials to most stockholders over the Internet using "Notice and Access" delivery, as permitted by the rules of the SEC. We elected to use this method for most stockholders as it reduces our print and mail costs and the environmental impact of our annual stockholders' meeting.

How Do I Vote?

Instructions on how to vote your shares are included on the Notice on **page 5**. If you hold shares in your own name as a registered stockholder, you may vote by participating in the annual meeting, or you may instruct the proxies how to vote your shares by following the instructions on the proxy card/voting instruction form. **If you plan to participate in the meeting, please see the details on pages 90-91**.

If you hold shares in street name (that is, through a broker, bank, or other record holder), you should follow the instructions provided by your broker, bank, or other record holder to vote your shares.

If you hold shares through the Allstate 401(k) Savings Plan, please see the instructions on **page 92**.

Can I Change My Vote?

Before your shares have been voted at the annual meeting by the proxies, you may change or revoke your voting instructions by providing instructions again by telephone, by Internet, in writing, or, if you are a registered stockholder, by voting at the annual meeting.

Are the Votes Kept Confidential?

All proxies and tabulations that identify the vote of a particular stockholder are confidential, except as necessary to allow the inspector of election to certify the voting results or to meet certain legal requirements. A representative of American Election Services, LLC will act as the inspector of election and will count the votes. The representative is independent of Allstate and its directors, officers, and employees.

If you write a comment on your proxy card or voting instruction form, it may be provided to our Secretary along with your name and address.

Your comments will be provided without reference to how you voted, unless the vote is mentioned in your comment or unless disclosure of the vote is necessary to understand your comment. At our request, the distribution agent or the solicitation agent will provide us with periodic status reports on the aggregate vote. These status reports may include a list of stockholders who have not voted and breakdowns of vote totals by different types of stockholders, as long as we are not able to determine how a particular stockholder voted.

What Happens If I Submit a Signed Proxy Card but Do Not Indicate How I Want to Vote?

You may instruct the proxies to vote "FOR" or "AGAINST" on each proposal, or you may instruct the proxies to "ABSTAIN" from voting. If you submit a signed proxy card/voting instruction form to allow your shares to be represented at the annual meeting but do not indicate how your shares should be voted on one or more proposals, then the proxies will vote your shares as the Board of Directors recommends on those proposals. Other than the proposals listed on **pages 14-17**, we do not know of any other matters to be presented at the meeting. If any other matters are properly presented at the meeting, the proxies may vote your shares in accordance with their best judgment.

What Vote Is Needed to Approve Each Item?

Shares of common stock represented by a properly completed proxy card/voting instruction form will be counted as present at the meeting for purposes of determining a quorum, even if the stockholder is abstaining from voting.

Proposal 1. To be elected under Allstate's majority vote standard, each director must receive an affirmative vote of the majority of the votes cast. In other words, the number of shares voted "FOR" a director must exceed 50% of the votes cast on that director. Abstentions will not be counted as votes cast and will have no impact on the vote's outcome.

Proposals 2 – 4. A majority of the shares present in person or represented by proxy at the meeting and entitled to vote must be voted "FOR" the proposal. **Abstentions will have the effect of a vote against the proposal.**

Are Broker Non-votes Counted at the Meeting?

Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters the NYSE considers "routine," such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in the absence of instructions on "non-routine" matters, such as the election of directors, say-on-pay or the stockholder proposal. Broker non-votes will not be counted as shares entitled to vote on any of the foregoing non-routine matters and will have no impact on the vote's outcome.

What Is "householding" and How Does It Affect Me?

Allstate has adopted the "householding" procedure approved by the SEC, which allows us to deliver one set of documents to a household of stockholders instead of delivering a set to each stockholder in a household, unless we have been instructed otherwise. This procedure is more environmentally friendly and cost-effective because it reduces the number of copies to be printed and mailed. Stockholders who receive proxy materials in paper form will continue to receive separate proxy cards/voting instruction forms to vote their shares. Stockholders who receive the Notice of Internet Availability of Proxy Materials will receive instructions on submitting their proxy cards/voting instruction form via the Internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact our distribution agent, Broadridge Financial Solutions, by calling (866) 540-7095 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.

If you receive more than one proxy card/voting instruction form, your shares probably are registered in more than one account or you may hold shares both as a registered stockholder and through the Allstate 401(k) Savings Plan. You should vote each proxy card/voting instruction form you receive.

How Do I Attend the Annual Meeting?

As part of our precautions regarding the Coronavirus pandemic and to support the health and well-being of our stockholders, the 2021 annual meeting will be held in a virtual meeting format only. You will not be able to attend the annual meeting physically. We have worked to offer the same participation opportunities as were provided at our past in-person meetings while further enhancing the online experience available to all stockholders.

If you plan to participate in the annual meeting, you must be a holder of Allstate shares as of the record date of March 26, 2021, or hold a legal proxy for the meeting provided by your bank, broker, or nominee. To be admitted to the annual meeting webcast at www.virtualshareholdermeeting.com/ALL2021, you must enter the 16-digit control number found on your proxy card, voting instruction form or notice of Internet availability. You may begin to log into the meeting platform beginning at 10:30 a.m. Central time on May 25, 2021. The meeting will begin promptly at 11 a.m. Central time on May 25, 2021. The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

You may vote during the annual meeting by following the instructions available on the meeting website during the meeting. Whether or not you participate in the annual meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described in these proxy materials. The proxy card/voting instruction form included with the proxy materials may be used to vote your shares in connection with the annual meeting.

This year's stockholders' question and answer session will include questions submitted in advance of, and questions submitted live during, the annual meeting. You may submit a question in advance of the meeting beginning at 8:30 a.m. Central time on May 21, 2021, and until 11:59 p.m. Central time on May 24, 2021, at www.proxyvote.com after logging in with your 16-digit control number. Once past the login screen, click on "Question for Management", typing your question and clicking "Submit." Alternatively, questions may be submitted during the annual meeting through www.virtualshareholdermeeting.com/ALL2021, by typing your question into the "Ask a Question" field and clicking "Submit." We will try to answer as many questions as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition. Any questions pertinent to meeting matters that cannot be answered during the meeting due to time constraints will be posted online at www.allstateinvestors.com.

If you encounter any difficulties accessing the meeting during the meeting time, please call the technical support number at (844) 986-0822. The technical support number will also be posted on the meeting website.

Following completion of the meeting, a webcast replay will be posted online to our Investor Relations website at www.allstateinvestors.com for one year.

Where Can I Find the Results of the Annual Meeting?

Preliminary results will be announced at the meeting, and final results will be reported in a current report on Form 8-K, which is expected to be filed with the SEC within four business days after the meeting.

Who Will Pay the Cost of This Proxy Solicitation?

Allstate pays the cost of this proxy solicitation. Officers and other employees of Allstate and its subsidiaries may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the Internet. None of these individuals will receive special compensation for soliciting votes, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Allstate also has made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials to the beneficial owners of shares they hold on your behalf. Allstate will reimburse these intermediaries for reasonable out-of-pocket expenses. Alliance Advisors, 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003 has been retained to assist in the solicitation of proxies for a fee of $20,000 plus expenses.

How Do I Submit Stockholder Proposals or Director Nominations for the 2022 Annual Meeting?

Proposals that stockholders would like to include in Allstate's proxy materials for presentation at the 2022 Annual Meeting must be received by the Office of the Secretary by December 13, 2021, and must otherwise comply with SEC rules in order to be eligible for inclusion in the proxy materials for the 2022 Annual Meeting.

If a stockholder would like to bring a matter before the meeting that is not the subject of a proposal that meets the SEC proxy rule requirements for inclusion in the proxy statement, the stockholder must follow procedures in Allstate's bylaws in order to personally present the proposal at the meeting.

One of the procedural requirements in the bylaws is timely notice in writing of the business the stockholder proposes to bring before the meeting. Notice of business proposed to be brought before the 2022 annual meeting must be received by the Office of the Secretary no earlier than the close of business on January 25, 2022 and no later than the close of business on February 24, 2022. Among other things, the notice must describe the business proposed to be brought before the meeting, the reasons for conducting the business at the meeting, and any material interest of the stockholder in the business.

A stockholder also may directly nominate someone for election as a director at a stockholders' meeting. Under our bylaws, a stockholder may nominate a candidate at the 2022 annual meeting by providing advance notice to Allstate to the Office of the Secretary that is received no earlier than the close of business on January 25, 2022, and no later than the close of business on February 24, 2022. For proxy access nominees to be considered at the 2022 annual meeting, the nomination notice must be received by the Office of the Secretary no earlier than the close of business on November 13, 2021, and no later than the close of business on December 13, 2021. Among other things, the notice must include the information and documents described in Section 20 of the company's bylaws.

A copy of the procedures and requirements related to the above matters is available upon request from the Office of the Secretary or can be found on Allstate's website, www.allstateinvestors.com. The notices required above must be sent to the Office of the Secretary, The Allstate Corporation, 2775 Sanders Road, Suite F7, Northbrook, IL 60062-6127.

How Do I Vote If I Hold Shares Through the 401(k) Savings Plan?

If you hold Allstate common shares through the Allstate 401(k) Savings Plan, your proxy card/voting instruction form for those shares will instruct the plan trustee how to vote those shares. If you received your annual meeting materials electronically, and you hold Allstate common shares both through the plan and also directly as a registered stockholder, the voting instructions you provide electronically will be applied to both your plan shares and your registered shares. If you return a signed proxy card/voting instruction form or vote by telephone or the Internet on a timely basis, the trustee will follow your voting instructions for all Allstate common shares allocated to your plan account unless that would be inconsistent with the trustee's duties.

If your voting instructions are not received on a timely basis, the shares allocated to your plan account will be considered "unvoted." If you return a signed proxy card/voting instruction form but do not indicate how your shares should be voted on a given matter, the shares represented by your proxy card/voting instruction form will be voted as the Board of Directors recommends. **The trustee will vote all unvoted shares held by the plan as follows:**

- If the trustee receives instructions (through voting instruction forms or through telephonic or Internet instruction) on a timely basis for at least 50% of the votable shares in the plan, then it will vote all unvoted shares in the same proportion and in the same manner as the shares for which timely instructions have been received, unless to do so would be inconsistent with the trustee's duties.
- If the trustee receives instructions for less than 50% of the votable shares, the trustee will vote all unvoted shares at its sole discretion. However, the trustee will not use its discretionary authority to vote on adjournment of the meeting in order to solicit further proxies.

Plan votes receive the same high level of confidentiality as all other votes. You may not vote the shares allocated to your plan account by voting at the meeting. You must instruct The Northern Trust Company, as trustee for the plan, how to vote your shares.

By order of the Board,

RHONDA S. FERGUSON
SECRETARY
APRIL 12, 2021

Appendix A – Definitions of Non-GAAP Measures

Measures that are not based on accounting principles generally accepted in the United States of America ("non-GAAP") are defined and reconciled to the most directly comparable GAAP measure. We believe that investors' understanding of Allstate's performance is enhanced by our disclosure of the following non-GAAP measures. Our methods for calculating these measures may differ from those used by other companies and therefore comparability may be limited.

Adjusted Net Income is net income applicable to common shareholders, excluding:

- realized capital gains and losses, after-tax, except for periodic settlements and accruals on non-hedge derivative instruments, which are reported with realized capital gains and losses but included in Adjusted Net Income,
- pension and other postretirement remeasurement gains and losses, after-tax,
- valuation changes on embedded derivatives that are not hedged, after-tax,
- amortization of deferred policy acquisition costs ("DAC") and deferred sales inducements ("DSI"), to the extent they resulted from the recognition of certain realized capital gains and losses or valuation changes on embedded derivatives that are not hedged, after-tax,
- business combination expenses and the amortization or impairment of purchased intangibles, after-tax,
- gain (loss) on disposition of operations, after-tax, and
- adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years.

Net income applicable to common shareholders is the GAAP measure that is most directly comparable to Adjusted Net Income.

We use Adjusted Net Income as an important measure to evaluate our results of operations. We believe that the measure provides investors with a valuable measure of the company's ongoing performance because it reveals trends in our insurance and financial services business that may be obscured by the net effect of realized capital gains and losses, pension and other postretirement remeasurement gains and losses, valuation changes on embedded derivatives that are not hedged, business combination expenses and the amortization or impairment of purchased intangibles, impairment of goodwill, gain (loss) on disposition of operations and adjustments for other significant non-recurring, infrequent or unusual items. Realized capital gains and losses, pension and other postretirement remeasurement gains and losses, valuation changes on embedded derivatives that are not hedged and gain (loss) on disposition of operations may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions, the timing of which is unrelated to the insurance underwriting process. Consistent with our intent to protect results or earn additional income, Adjusted Net Income includes periodic settlements and accruals on certain derivative instruments that are reported in realized capital gains and losses because they do not qualify for hedge accounting or are not designated as hedges for accounting purposes. These instruments are used for economic hedges and to replicate fixed income securities, and by including them in Adjusted Net Income, we are appropriately reflecting their trends in our performance and in a manner consistent with the economically hedged investments, product attributes (e.g. net investment income and interest credited to contractholder funds) or replicated investments.

Business combination expenses are excluded because they are non-recurring in nature and impairment of goodwill as well as the amortization or impairment of purchased intangibles is excluded because it relates to the acquisition purchase price and is not indicative of our underlying business results or trends.

Non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends.

Accordingly, Adjusted Net Income excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of our business. A byproduct of excluding these items to determine Adjusted Net Income is the transparency and understanding of their significance to net income variability and profitability while recognizing these or similar items may recur in subsequent periods.

Adjusted Net Income is used by management along with the other components of net income applicable to common shareholders to assess our performance. We use adjusted measures of Adjusted Net Income in incentive compensation. Therefore, we believe it is useful for investors to evaluate net income applicable to common shareholders, Adjusted Net Income and their components separately and in the aggregate when reviewing and evaluating our performance.

We note that investors, financial analysts, financial and business media organizations and rating agencies utilize Adjusted Net Income results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's performance. We note that the price to earnings multiple commonly used by insurance investors as a forward-looking valuation technique uses Adjusted Net Income as the denominator. Adjusted Net Income should not be considered a substitute for net income applicable to common shareholders and does not reflect the overall profitability of our business.

The following table reconciles net income applicable to common shareholders and Adjusted Net Income for the years ended December 31. Beginning January 1, 2018, the Tax Legislation reduced the U.S. corporate income tax rate from 35% to 21%. Taxes on adjustments to reconcile net income applicable to common shareholders and Adjusted Net Income generally use a 21% effective tax rate for 2020, 2019, 2018 and 35% for 2017 and prior periods and are reported net of income taxes as the reconciling adjustment, except for 2017 goodwill impairment that has no income tax benefit and the Tax Legislation benefit and change in accounting for investments in qualified affordable housing projects that are adjustments directly related to tax.

| ($ in millions, except per share data) | 2020 | 2019 | 2018 | 2017 | 2016 | Per diluted common share | | | | |
						2020	2019	2018	2017	2016
Net income applicable to common shareholders	$ 5,461	$ 4,678	$2,012	$3,438	$1,692	$17.31	$14.03	$ 5.70	$ 9.35	$ 4.48
Realized capital (gains) losses, after-tax	(1,063)	(1,488)	688	(298)	56	(3.37)	(4.46)	1.95	(0.81)	0.15
Pension and other postretirement remeasurement (gains) losses, after-tax	(39)	90	370	(141)	175	(0.12)	0.27	1.05	(0.38)	0.46
Curtailment (gains) losses, after-tax	(7)	—	—	—	—	(0.02)	—	—	—	—
Valuation changes on embedded derivatives that are not hedged, after-tax	36	15	(3)	—	2	0.11	0.05	(0.01)	—	0.01
DAC and DSI amortization related to realized capital gains and losses and valuation changes on embedded derivatives that are not hedged, after-tax	(8)	5	7	10	4	(0.03)	0.01	0.02	0.03	0.01
Premium deficiency for immediate annuities, after-tax	178	—	—	—	—	0.56	—	—	—	—
Reclassification of periodic settlements and accruals on non-hedge derivative instruments, after-tax	—	(2)	(2)	(3)	(3)	—	(0.01)	(0.01)	(0.01)	(0.01)
Business combination expenses and the amortization of purchased intangibles, after-tax	93	100	90	79	21	0.30	0.30	0.25	0.21	0.06
Impairment of goodwill and purchased intangibles, after-tax	—	83	—	125	—	—	0.25	—	0.34	—
Gain on disposition of operations, after-tax	(3)	(4)	(4)	(13)	(3)	(0.01)	(0.01)	(0.01)	(0.04)	(0.01)
Tax Legislation (benefit)	—	—	(29)	(509)	—	—	—	(0.08)	(1.38)	—
Adjusted Net Income	$ 4,648	$ 3,477	$3,129	$2,688	$1,944	$14.73	$10.43	$ 8.86	$ 7.31	$ 5.15

Combined ratio excluding the effect of catastrophes, prior year reserve reestimates and amortization or impairment of purchased intangibles ("underlying combined ratio") is a non-GAAP ratio, which is computed as the difference between four GAAP operating ratios: the combined ratio, the effect of catastrophes on the combined ratio, the effect of prior year non-catastrophe reserve reestimates on the combined ratio, and the effect of amortization or impairment of purchased intangibles on the combined ratio. We believe that this ratio is useful to investors and it is used by management to reveal the trends in our Property-Liability business that may be obscured by catastrophe losses, prior year reserve reestimates and amortization or impairment of purchased intangibles. Catastrophe losses cause our loss trends to vary significantly between periods as a result of their incidence of occurrence and magnitude, and can have a significant impact on the combined ratio. Prior year reserve reestimates are caused by unexpected loss development on historical reserves, which could increase or decrease current year Net Income. Amortization or impairment of purchased intangibles relates to the acquisition purchase price and is not indicative of our underlying insurance business results or trends. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our underwriting performance. We also provide it to facilitate a comparison to our outlook on the underlying combined ratio. The most directly comparable GAAP measure is the combined ratio. The underlying combined ratio should not be considered a substitute for the combined ratio and does not reflect the overall underwriting profitability of our business.

The following table reconciles the Property-Liability combined ratio to the Property-Liability underlying combined ratio for the years ended December 31.

	2020	**2019**	**2018**	**2017**	**2016**
Combined Ratio	87.6	92.0	93.2	93.0	95.5
Effect of catastrophe losses	(7.9)	(7.3)	(8.7)	(10.3)	(8.4)
Effect of prior year non-catastrophe reserve reestimates	(0.2)	0.4	0.8	1.5	0.2
Effect of amortization of purchased intangibles	(0.1)	—	—	—	(0.1)
Effect of impairment of purchased intangibles	—	(0.1)	—	—	—
Underlying combined ratio	79.4	85.0	85.3	84.2	87.2
Effect of prior year catastrophe reserve reestimates	(1.4)	0.1	0.1	(0.1)	—

Adjusted Net Income return on common shareholders' equity is a ratio that uses a non-GAAP measure. It is calculated by dividing the rolling 12-month Adjusted Net Income by the average of common shareholders' equity at the beginning and at the end of the 12-months, after excluding the effect of unrealized net capital gains and losses. Return on common shareholders' equity is the most directly comparable GAAP measure. We use Adjusted Net Income as the numerator for the same reasons we use Adjusted Net Income, as discussed above. We use average common shareholders' equity excluding the effect of unrealized net capital gains and losses for the denominator as a representation of common shareholders' equity primarily attributable to the company's earned and realized business operations because it eliminates the effect of items that are unrealized and vary significantly between periods due to external economic developments such as capital market conditions like changes in equity prices and interest rates, the amount and timing of which are unrelated to the insurance underwriting process. We use it to supplement our evaluation of net income applicable to common shareholders and return on common shareholders' equity because it excludes the effect of items that tend to be highly variable from period to period. We believe that this measure is useful to investors and that it provides a valuable tool for investors when considered along with return on common shareholders' equity because it eliminates the after-tax effects of realized and unrealized net capital gains and losses that can fluctuate significantly from period to period and that are driven by economic developments, the magnitude and timing of which are generally not influenced by management. In addition, it eliminates non-recurring items that are not indicative of our ongoing business or economic trends. A byproduct of excluding the items noted above to determine Adjusted Net Income return on common shareholders' equity from return on common shareholders' equity is the transparency and understanding of their significance to return on common shareholders' equity variability and profitability while recognizing these or similar items may recur in subsequent periods. We use adjusted measures of Adjusted Net Income return on common shareholders' equity in incentive compensation. Therefore, we believe it is useful for investors to have Adjusted Net Income return on common shareholders' equity and return on common shareholders' equity when evaluating our performance. We note that investors, financial analysts, financial and business media organizations and rating agencies utilize Adjusted Net Income return on common shareholders' equity results in their evaluation of our and our industry's financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the company and management's utilization of capital. We also provide it to facilitate a comparison to our long-term Adjusted net income return on common shareholders' equity goal. Adjusted Net Income return on common shareholders' equity should not be considered a substitute for return on common shareholders' equity and does not reflect the overall profitability of our business.

The following tables reconcile return on common shareholders' equity and Adjusted Net Income return on common shareholders' equity for the years ended December 31.

($ in millions)	2020	2019	2018	2017	2016
Return on common shareholders' equity					
Numerator:					
Net income applicable to common shareholders	$ 5,461	$ 4,678	$ 2,012	$ 3,438	$ 1,692
Denominator:					
Beginning common shareholders' equity[1]	$ 23,750	$ 19,382	$ 20,805	$ 18,823	$ 18,274
Ending common shareholders' equity[1]	28,247	23,750	19,382	20,805	18,823
Average common shareholders' equity	$ 25,999	$ 21,566	$ 20,094	$ 19,814	$ 18,549
Return on common shareholders' equity	21.0%	21.7%	10.0%	17.4%	9.1%

	2020	2019	2018	2017	2016
Adjusted Net Income return on common shareholders' equity					
Numerator:					
Adjusted Net Income	$ 4,648	$ 3,477	$ 3,129	$ 2,688	$ 1,944
Denominator:					
Beginning common shareholders' equity[1]	$ 23,750	$ 19,382	$ 20,805	$ 18,823	$ 18,274
Less: Unrealized net capital gains and losses	1,887	(2)	1,662	1,053	620
Adjusted beginning common shareholders' equity	21,863	19,384	19,143	17,770	17,654
Ending common shareholders' equity[1]	28,247	23,750	19,382	20,805	18,823
Less: Unrealized net capital gains and losses	3,180	1,887	(2)	1,662	1,053
Adjusted ending common shareholders' equity	25,067	21,863	19,384	19,143	17,770
Average adjusted common shareholders' equity	$ 23,465	$ 20,624	$ 19,264	$ 18,457	$ 17,712
Adjusted Net Income return on common shareholders' equity	19.8%	16.9%	16.2%	14.6%	11.0%

[1]   Excludes equity related to preferred stock of $1,970 million at December 31, 2020, $2,248 million at December 31, 2019, $1,930 million at December 31, 2018 and $1,746 million for all other periods presented.

Appendix B – Categorical Standards of Independence

In accordance with the Director Independence Standards, the Board has determined that the nature of the following relationships with the corporation do not create a conflict of interest that would impair a director's independence.

1. An Allstate director's relationship arising from (i) only such director's position as a director of another corporation or organization; (ii) only such director's direct or indirect ownership of a 5% or less equity interest in another corporation or organization (other than a partnership); (iii) both such position and such ownership; or (iv) such director's position only as a limited partner in a partnership in which he or she has an interest of 5% or less.

2. An Allstate director's relationship arising from an interest of the director, or any entity in which the director is an employee, director, partner, stockholder or officer, in or under any standard-form insurance policy or other financial product offered by the Allstate Group in the ordinary course of business.

3. An Allstate director's relationship with another company that participates in a transaction with the Allstate Group (i) where the rates or charges involved are determined by competitive bid or (ii) where the transaction involves the rendering of services as a common or contract carrier (including any airline) or public utility at rates or charges fixed in conformity with law or governmental authority.

4. An Allstate director's relationship with another company that has made payments to, or received payments from, the Allstate Group for property or services in an amount which, in the last fiscal year, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues for such year.

5. An Allstate director's position as an executive officer of a tax-exempt organization to which the aggregate amount of discretionary contributions (other than employee matching contributions) made by the Allstate Group and The Allstate Foundation in any of the last three fiscal years of the tax-exempt organization were equal to or less than the greater of $1 million or 2% of such organization's consolidated gross revenues for such year.

6. An Allstate director's relationship with another company (i) in which the Allstate Group makes investments or (ii) which invests in securities issued by the Allstate Group or securities backed by any product issued by the Allstate Group, all in the ordinary course of such entity's investment business and on terms and under circumstances similar to those available to or from entities unaffiliated with such director.

Appendix C – Executive Officers

The following table lists the names and titles of our executive officers as of April 1, 2021. AIC refers to Allstate Insurance Company.

Name	Principal Positions and Offices Held
Thomas J. Wilson	Chair of the Board, President, and Chief Executive Officer of The Allstate Corporation and AIC.
Carolyn D. Blair	Executive Vice President and Chief Human Resources Officer of AIC.
Elizabeth A. Brady	Executive Vice President, Chief Marketing, Customer and Communications Officer of AIC.
Don Civgin	Vice Chair of The Allstate Corporation and AIC, and Chief Executive Officer, Protection Products and Services of AIC.
John E. Dugenske	President, Investments and Financial Products of AIC.
Rhonda S. Ferguson	Executive Vice President, Chief Legal Officer, General Counsel, and Secretary of The Allstate Corporation and AIC.
Suren Gupta	Executive Vice President, Chief Information Technology and Enterprise Services Officer of AIC.
Jesse E. Merten	President, Financial Products of AIC.
John C. Pintozzi	Senior Vice President, Controller and Chief Accounting Officer of The Allstate Corporation and AIC
Mark Prindiville	Executive Vice President and Chief Risk Officer of AIC.
Mario Rizzo	Executive Vice President and Chief Financial Officer of The Allstate Corporation and AIC.
Glenn T. Shapiro	President, Personal Property-Liability of AIC.